Exhibit 99.1

ALAMOS GOLD INC.

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario M5H 3P5

416-368-9932

ANNUAL INFORMATION FORM for the year ended December 31, 2013

March 31, 2014

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ALAMOS GOLD INC.

ANNUAL INFORMATION FORM

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Engineering and Development Work	50

Mineralization	51

Exploration Work Summary	52

Modelling and Estimation	57

Metallurgy	57

Mineral Resource	58

Qualified Person(s) Disclosure	60

Outlook	61

ESPERANZA PROJECT IN MEXICO	61

Project Description and Location	61

Access, Climate, Communication, Power	62

History	63

Geological Setting	64

Engineering and Development Work	64

Mineralization	64

Exploration Work Summary – 2013	65

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody	65

Modelling and Estimation	69

Mineral Resource	69

Qualified Person(s) Disclosure	70

Outlook	70

QUARTZ MOUNTAIN PROJECT IN OREGON, U.S.A	70

Project Description and Location	70

Access, Climate, Communication, Power	71

History	71

Geological Setting	72

Engineering and Development Work	72

Mineralization	72

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody	73

Modelling and Estimation	74

Metallurgy	74

Mineral Resource	74

Qualified Person(s) Disclosure	75

Outlook	75

DIVIDENDS	76

DESCRIPTION OF CAPITAL STRUCTURE	76

Common Shares	76

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MARKET FOR SECURITIES	77

Trading Price and Volume	77

PRIOR SALES	78

DIRECTORS AND OFFICERS	79

Cease Trade Orders or Bankruptcies	80

Penalties or Sanctions	81

Conflicts of Interest	81

AUDIT COMMITTEE	82

Composition of the Audit Committee	82

Relevant Education and Experience	82

Reliance on Certain Exemptions	82

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	82

Reliance on Section 3.8	82

Audit Committee Oversight	82

Pre-approval Policies and Procedures	82

External Auditor Service Fees (By Category)	83

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	83

TRANSFER AGENT AND REGISTRAR	83

LEGAL PROCEEDINGS	83

MATERIAL CONTRACTS	83

INTERESTS OF EXPERTS	84

ADDITIONAL INFORMATION	84

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ANNUAL INFORMATION FORM

(“AIF”)

ALAMOS GOLD INC.

(the “Company”)

PRELIMINARY NOTES

Effective Date of Information

The information in this AIF is current as of March 31, 2014, unless otherwise stated herein.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated (“CAD” denotes Canadian dollars). The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada:

Canadian Dollars into United States Dollars	2013	2012	2011

Closing	$0.940	$1.005	$0.983

Average	$0.971	$0.994	$1.011

High	$1.016	$1.030	$1.058

Low	$0.935	$0.960	$0.943

The noon rate of exchange on March 28, 2014, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was CAD$1.1064 equals US$1.000.

Imperial Equivalents

For ease of reference, the following factors for converting metric measurements to imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Forward-Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian securities laws, concerning the Company’s plans for its properties and other matters. All statements other than statements of historical fact included in this AIF, including, without limitation, statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates,

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anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable, and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include risks related to the on-going business of the Company, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Mineral Reserve and Resource Estimates

Unless otherwise indicated, all resource and reserve estimates included in this AIF have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre–feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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GLOSSARY OF TECHNICAL TERMS

In this AIF unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

“Ag”	Silver.

“Au”	Gold.

“Cu”	Copper.

“dacite”	The extrusive (volcanic) equivalent of quartz-diorite.

“dome”	An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.

“dore”	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

“grade”

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

“HQ diameter”	2.4 inch diameter drill hole.

“IFRS”	International financial reporting standards, the accounting principles used by the Company.

“indicated resource” or “indicated mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” or “inferred mineral resource”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“km”	Kilometres.

“leaching”	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

“m”	Metres.

“Mineral Reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that occur when the material is mined and processed.

“measured resource” or “measured mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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“mineral resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. The term “mineral resource” used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the “CIM Standards”).

“NSR”

Net smelter return royalty, consisting of a payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including, but not necessarily limited to, smelting, refining, transportation and insurance costs.

“NI 43-101”	National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“NQ diameter”	1.75 inch diameter drill hole.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“ounces” or “oz”	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weighs 28.4 grams.

“ppm”	parts per million.

“ppb”	parts per billion.

“PQ diameter”	3.2-inch drill hole diameter.

“QA/QC”	Quality assurance/quality control.

“Qualified Person”	Has the meaning given to such term in NI 43-101.

“RQD”	Rock quality designation.

“tpd”	Tonnes per day.

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CORPORATE STRUCTURE

Name and Incorporation

The name of the Company is Alamos Gold Inc. The Company’s principal place of business is 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5. The registered office of the Company is located at 1600-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

Alamos was formed by the amalgamation of Alamos Minerals Ltd. (“Alamos Minerals”), a company incorporated under the laws of the Province of British Columbia, and National Gold Corporation (“National Gold”), a company incorporated under the laws of the Province of Alberta, and continued into the Province of British Columbia under the former Company Act (British Columbia) on February 21, 2003, with the resulting amalgamated company continuing under the name “Alamos Gold Inc.” The Business Corporations Act (British Columbia) (the “BCBCA”) came into force on March 29, 2004, and on July 15, 2004, after obtaining shareholder approval, Alamos altered its Notice of Articles to increase its authorized capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and adopted new articles that take advantage of certain business flexibilities available under the BCBCA. Alamos is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “AGI” and has a quoted market value of approximately $1.27 billion as of March 31, 2014.

Intercorporate Relationships

In this AIF, unless the context otherwise requires, the terms “we”, “us”, “our”, and similar terms as well as references to “Alamos” or the “Company” refer to Alamos Gold Inc. As at March 31, 2014, the following diagram sets forth the Company’s intercorporate relationships with its active subsidiaries including the jurisdiction of incorporation or organization and the Company’s respective percentage ownership of each subsidiary.

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(1)

The authorized share capital of Minas de Oro Nacional S.A. de C.V. (“MON”) consists of 50,000 fixed shares and an unlimited number of variable shares. The issued and outstanding capital of MON consists of 50,000 fixed shares and 485,624,800 variable shares. All of the variable shares are registered in the name of the Company. One of the 50,000 outstanding fixed shares of MON is held for the benefit of the Company in the name of John McCluskey, the President and Chief Executive Officer of the Company.

(2)	One of the 50,000 outstanding shares of Operason S.A. de C.V. is held for the benefit of the Company in the name of John McCluskey, the President and Chief Executive Officer of the Company.

(3)

Alamos Eurasia Madencilik A.S. (“Alamos Eurasia”) has authorized and issued and outstanding share capital of an aggregate of 553,749 shares. The shares of Alamos Eurasia are distributed with 553,745 to Alamos, and one share each is held for the benefit of the Company by the following individuals: Jamie Porter, Manley Guarducci, Charles Tarnocai and Han Ilhan.

(4)

Kuzey Biga Madencilik Sanayi Ticaret A.Ş (“Kuzey Biga”) has authorized and issued and outstanding share capital of 120,165,280 shares. The shares of Kuzey Biga are distributed with 113,669,480 to Alamos, 6,495,500 shares to Alamos Eurasia, and 100 shares each held for the benefit of the Company by the following individuals: Charles Tarnocai, Manley Guarducci and Han Ilhan.

(5)

Doğu Biga Madencilik Sanayi Ticaret A.Ş. (“Dogu Biga”) has authorized and issued and outstanding share capital of 26,720,568 shares. The shares of Dogu Biga are distributed with 23,475,168 to Alamos, 3,245,100 shares to Alamos Eurasia, and 100 shares each held for the benefit of the Company by the following individuals: Charles Tarnocai, Manley Guarducci and Han Ilhan.

GENERAL DEVELOPMENT OF THE BUSINESS

Alamos is a mining company engaged in the mining and extraction of, and exploration for, precious metals, primarily gold. Alamos owns and operates the Mulatos mine within the Company’s Salamandra concessions in the state of Sonora, Mexico (the “Mulatos Mine”), which it acquired in February 2003. In 2013, the Mulatos Mine produced 190,000 ounces of gold, representing the sixth consecutive year in which the Mulatos Mine has produced in excess of 150,000 ounces of gold. Alamos also owns the development-stage Agi Dagi and Kirazli and Camyurt projects in the Biga district of northwestern Turkey, which it acquired in 2010. The Company also owns the development stage Esperanza Gold Project in Morelos State, Mexico, and the Quartz Mountain exploration project in Oregon, USA, each of which it acquired in 2013. As at December 31, 2013, Alamos had in excess of $417 million in cash and cash equivalents and short-term investments.

Three-Year History

In 2011, the Company produced 153,000 ounces of gold, recognized earnings of $60.1 million and announced an increase its semi-annual dividend to $0.07 per common share. The Company also announced in 2011 that, in addition to replacing proven and probable mineral reserves mined during the preceding year at the Mulatos Mine, measured and indicated resources for the Mulatos Mine had increased by 38%. The Company also reported in June of 2011 that drilling at the Çamyurt Project in Turkey had confirmed the potential of the Çamyurt Project to be a viable stand-alone mining project. In September of 2011, the Company reported that its measured and indicated mineral resources at Agi Dagi and Kirazli had increased to 1.96 million ounces of gold, reflecting a 19% increase in tonnes over the 2010 year-end estimate, while maintaining the average gold grade.

In 2012, the Company produced 200,000 ounces of gold, realized earnings of $118 million, and announced a further increase its semi-annual dividend to $0.10 per share. In addition, the Company announced the successful start-up of the new gravity mill designed to process high-grade ore from the Escondida zone. In June of 2012, the Company announced a positive preliminary feasibility study for Agi Dagi and Kirazli, supporting a decision to proceed with permitting towards construction. The study contemplates total life of mine production of over 1.5 million ounces of gold and 4.9 million ounces of silver over a combined nine-year mine life. Using a $1,239 per ounce average gold price assumption, the after-tax net present value at a 5% discount rate for the Agi Dagi and Kirazli projects was calculated to be $276 million. The Company also announced an initial inferred mineral resource for the Çamyurt project. The Company also experienced the best quarter in its history to that point, from a financial perspective, achieving record revenues, cash flows and earnings.

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In 2013, the Company produced 190,000 ounces of gold, realizing earnings of $38.8 million. The Company sold a record 198,000 ounces of gold for revenues of $282.2 million. In January 2013, Alamos announced an unsolicited offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately CAD$780 million in cash and shares. On March 4, 2013, the Aurizon Board of Directors announced that it had entered into an agreement with Hecla Mining Ltd. (“Hecla”). Among the terms of Aurizon’s agreement with Hecla was a CAD$27.2 million dollar “break fee” payable by Aurizon to Hecla in the event that Alamos acquired more than 33.32% of the outstanding Aurizon shares. As a result of Aurizon taking on this additional expense (the $27m break fee payable to Hecla), as well as other developments occurring in the two months following announcement of the offer for Aurizon which negatively impacted Aurizon’s value to Alamos, Aurizon no longer represented a sensible acquisition target for Alamos. On March 19, 2013, Alamos announced that it would not take up any Aurizon shares under its offer. Alamos subsequently realized proceeds of $111.1 million on the disposition of the Company’s investment in the common shares of Aurizon.

On February 13, 2013, the common shares of the Company commenced trading on the NYSE under the ticker symbol “AGI”. Alamos also announced a Normal Course Issuer Bid through which it repurchased 211,300 Alamos common shares for cancellation in 2013.

Also in 2013, the Company completed the acquisition of Esperanza Resources Corp. (“Esperanza”), and its 100% ownership of the Esperanza Gold Project (formerly referred to as the Cerro Jumil gold project) located in Morelos State, Mexico. Alamos paid net cash of $44.7 million and issued 7.2 million share purchase warrants in consideration for Esperanza. The Esperanza Gold Project has the potential to increase the Company’s production in Mexico by over 50%, with relatively low cash costs, low technical risk, and low capital expenditure requirements. The Company is working towards revision and resubmission of an environmental impact assessment (“EIA”) report which was prepared and submitted by the previous operators of the project, and preparation of a feasibility study to further support development of the project.

Also in 2013, the Company completed the acquisition of Orsa Ventures Corp. (“Orsa”) for $3.4 million. Orsa owns the right to earn a 100% interest in the Quartz Mountain Property (“Quartz Mountain”) in Oregon and other assets in Oregon and Nevada.

In August 2013, the Company received approval from the Turkish Government of its EIA report for the Kirazli project in Turkey.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is a gold mining company engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold. The Company’s primary asset is the Mulatos Mine and its 30,536 hectares of concessions in the state of Sonora, Mexico, that were acquired on February 21, 2003, by way of amalgamation of National Gold and Alamos Minerals. In addition, in 2010 the Company acquired the development-stage Agi Dagi and Kirazli Projects in the Biga district of northwestern Turkey. In 2011, the Company discovered the Çamyurt Project, located approximately 3 kilometers from the Agi Dagi Project, which the Company believes has the potential to become a stand-alone mining project. The Company also owns the development stage Esperanza Gold Project in Morelos State, Mexico, and the Quartz Mountain exploration project in Oregon, USA.

The Mulatos Mine

General

The mineral deposit that has been developed into the Mulatos Mine is located in the Salamandra group of mineral concessions covering an area of approximately 30,536 hectares in 44 concessions (the “Salamandra Concessions”) located in the State of Sonora, Mexico. Mineral rights for the Salamandra Concessions are held and controlled by Minas de Oro Nacional, a Mexican wholly-owned subsidiary of Alamos.

Portions of the Salamandra Concessions originally acquired from Placer Dome Inc. (“Placer”) are subject to the Royal Gold Inc. (“Royal Gold”) Royalty which applies to the first two million ounces of gold mined, processed or sold from the Mulatos Mine. As at December 31, 2013, the royalty had been paid or accrued on approximately 1.2 million ounces of applicable gold production (see “Royalties” on page 25, below).

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2004 Feasibility Study and M3 July 14, 2004 Report

On June 1, 2004, M3 Engineering and M3 Mexicana Hermosillo Sonora Mexico and Consultants (“M3 Consultants”), independent consultants to the Company, completed a feasibility study of the Estrella zone within the Mulatos deposit on the Salamandra Concessions entitled “Mulatos Feasibility Study Phase One - Estrella Pit” dated June 1, 2004, filed at www.sedar.com (“SEDAR”) on July 22, 2004 (the “2004 Feasibility Study”) recommending development of the Estrella Pit portion of the Mulatos deposit. Subsequently, the Company engaged M3 Engineering and M3 Consultants to prepare an independent technical report based on the 2004 Feasibility Study, entitled “Technical Report – the Estrella Pit Development Mulatos Sonora Mexico” dated June 17, 2004 (as revised July 14, 2004) which incorporated technical information from the 2004 Feasibility Study.

Technical Report (Update) – Mulatos Mine

On January 14, 2013, Alamos filed on SEDAR a technical report pursuant to NI 43-101 with respect to the Mulatos Mine entitled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project – Technical Report Update (2012)” dated December 21, 2012.

Mine Construction

The Company completed construction of the Mulatos Mine in January 2006 at a cost of approximately $74 million. Although the 2004 Feasibility Study plan called for a 10,000 tpd crushing operation, the Company sized the major components of the Mulatos Mine, including the crusher/conveyor and the gold recovery plant, to handle a mining and processing operation with a capacity of approximately 15,000 tpd. In 2005, an expansion budget of $20 million was approved to increase the scale of mining operations from the 2004 Feasibility Study level of 10,000 tpd.

Since 2005, the Mulatos Mine has undergone significant expansion, particularly with respect to crushing capacity. At the start of 2010, the Company commissioned a closed circuit crushing system designed to improve the size consistency of stacked ore. In October 2010, the Company added a scalping screen plant to the crushing circuit designed to increase throughput. Continued modifications to the crushing circuit aimed at increasing crusher throughput were implemented throughout 2011 and early 2012. Average daily crusher throughput in 2013 was 17,900 tpd, up from 16,000 tpd in 2012 and 14,100 tpd in 2011. In 2014, the Company expects average daily crusher throughput to increase to approximately 17,500 tonnes per day.

In addition to the existing heap leach operations at the Mulatos Mine, between 2009 and 2012, the Company developed the Escondida high-grade zone at an approximate cost of $61 million and constructed a mill to process high-grade ore from Escondida at a cost of $20 million. In 2014, production is expected to commence from the Escondida Deep and San Carlos underground high grade resource deposits.

Pre-commercial Operations

The Mulatos Mine began operations in 2005 as a run-of-mine conventional open-pit heap-leach operation with a gold recovery plant consisting of a carbon-in-column circuit. Although not specified in the 2004 Feasibility Study, the Company operated temporarily on a run-of-mine basis to take advantage of gold prices at levels significantly above those considered in the 2004 Feasibility Study. Run-of-mine ore was stacked directly on the leach pad in the period from June 2005 to June 2006. No additional run-of-mine material was stacked on the leach pad effective July 1, 2006, as the crusher was operating near capacity and gold recoveries from crushed ore are significantly higher than recoveries from run-of-mine ore.

Commercial Operations

The Company announced commercial production at the Mulatos Mine on April 1, 2006. The Mine operates 365 days a year. Daily production may be affected to some extent by adverse weather, but it is unusual for adverse weather to cause complete mine stoppage for an extended period. The Company has acquired the surface rights necessary to carry on its current operations, but may be required to secure additional rights should the Company decide to pursue mining activities outside of the currently permitted concessions. The Company complies with all applicable environmental laws.

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Gold is produced on site as dore containing approximately 60-80% gold by weight. The dore is sent to a refinery for final processing prior to sale. Refined gold is sold to several counterparties at market prices. Processing chemicals and materials are generally readily available as is diesel fuel, however, the cost of these products delivered to the site has increased significantly from the feasibility levels.

Cost levels have increased significantly from the life-of-mine average cash operating cost of $174 per ounce indicated in the 2004 Feasibility Study which excluded the Royal Gold Royalty (see “Royalties” on page 25, below) and were based on a gold price of $350 per ounce. Unit operating costs are affected by mine operating efficiencies, the waste-to-ore ratio, the cost of mining and processing materials, labour costs, the grade of ore mined and recoveries achieved. Certain costs such as lime, cyanide and diesel fuel have increased in price substantially since the 2004 Feasibility Study was prepared.

In the year ended December 31, 2006, its first year of partial commercial production, the Mulatos Mine produced 101,170 ounces of gold at a cash operating cost of $294 per ounce of gold sold. Since then the Company has implemented a number of operational improvements contributing to higher levels of gold production. In the year-ended December 31, 2013, the Company produced 190,000 ounces of gold at a total cash cost of $496 per ounce of gold sold (including the 5% Royal Gold Royalty).

Total gold sales revenues for 2013 amounted to $282.2 million (2012 - $329.4 million). The Company’s product, gold and to a lesser extent, silver, is sold to several qualified counterparties for a price that is readily quoted and fluctuates daily. The Company can sell all of its refined metal at the quoted price or contract for a fixed price for future delivery. At December 31, 2013, the Company had no forward gold sales or other gold hedge positions outstanding.

Agi Dagi and Kirazli Projects

The Agi Dagi and Kirazli gold projects are located on the Biga Peninsula of northwestern Turkey. Agi Dagi is located approximately 50 km southeast of Çanakkale and Kirazli is located approximately 25 km northwest of Agi Dagi. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Agi Dagi and Kirazli projects. The highlights are summarized below:

•	Total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver.

•	Annual combined gold production is expected to peak in 2017 at 237,000 ounces, and will average 166,000 ounces per year over the nine year combined mine life.

•	First gold production from the Kirazli project in 2014, followed by gold production from Agi Dagi in 2016.

•	Mine life of seven years for Agi Dagi and five years for Kirazli.

•	Pre-production capital expenditures of $424.4 million.

•	Average life of mine cash operating costs of $544 per ounce sold, total cash costs per ounce sold of $579.

•	At a $1,239 per ounce gold price assumption, after-tax net present value (“NPV”) at a 5% discount rate of $275.6 million and after-tax internal rate of return (“IRR”) of 22.3%.

•	At a gold price of $1,575 per ounce, after-tax NPV at a 5% discount rate increases to $604.6 million and after-tax IRR of 36.5%.

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In addition, the Company reported an initial inferred mineral resource estimate of 640,000 ounces at Çamyurt. Inclusion of the Çamyurt resource in a development scenario represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects.

The preliminary feasibility study for Agi Dagi and Kirazli incorporates significant capital spending on infrastructure that is expected to benefit the economics of the Çamyurt project. The average grade of the resources at Çamyurt is substantially higher than at the Agi Dagi and Kirazli projects. As a result, once Çamyurt is factored into the Company’s development plan, it is expected to reduce cash costs per ounce on a combined project basis, as well as enhance combined project economics.

In August of 2013, the Company received approval from the Turkish Government of its EIA report for Kirazli. However, a subsequent injunction order issued by the Administrative Court in Canakkale in January of 2014 has the effect of temporarily revoking the EIA approval for Kirazli. The basis for the Court’s decision was the EIA’s lack of assessment of cumulative impacts of the proposed project together with other potential future projects in the region. The Company is in the process of contesting the Court ruling on the basis that there was no regulatory basis for this requirement at the time the Company’s EIA application was filed, nor approved. Alamos expects that the Administrative Court in Canakkale will issue its decision on the underlying lawsuit in the second or third quarter of 2014. In the interim, the Company is also preparing a revised EIA for Kirazli to include the cumulative impact assessment now required by the new environmental regulation, which it expects to complete in the third quarter of 2014. Construction activities are expected to take up to 18 months once the EIAs are approved and requisite permits received. Given the continuing delay in receipt of key permits, the Company has curtailed spending significantly in Turkey. A full development budget for Kirazli and Agi Dagi will be re-initiated once all required approvals and permits are received.

Esperanza

On August 30, 2013, the Company completed the acquisition of Esperanza Resources Corp. (“Esperanza”), and its wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico. Based on the March 1, 2014 Technical Report entitled “Mineral Resource Estimation of the Esperanza Gold Project, Morelos State, Mexico” the project has a measured and indicated resource of 46,677,000 tonnes at a grade of 0.82 gpt gold and 7.10 gpt silver for approximately 1,237,000 ounces of gold and 10,644,000 ounces of silver, and an inferred resource of 3,974,000 tonnes at a grade of 0.85 gpt gold and 8.80 gpt silver for approximately 109,000 ounces of gold and 1,122,000 ounces of silver.

Quartz Mountain

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an inferred resource of 110.4 million tonnes grading 0.80 g/t Au for approximately 2.85 million ounces of gold.

Uses of Gold

The two principal uses of gold are bullion investment and product fabrication. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewellery. Other fabrication purposes include official coins, electronics, dentistry, medallions and other industrial and decorative uses.

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Sales and Refining

Gold can be readily sold on numerous markets throughout the world and its market price can be readily ascertained at any time. Because there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer.

The Company’s gold production is currently refined to market delivery standards by a third-party refinery. The Company believes that, because of the availability of alternate refiners, the inability of the Company’s refiners to process the Company’s product would not have a material adverse effect on the Company.

Employees

As of December 31, 2013, the Company had 33 full-time employees reporting to its Toronto corporate head office. Each of these full time employees is employed under a contract for services directly with the Company. In addition, the Company’s Mexican subsidiary, Operason S.A. de C.V. (“OSA”) provides labour-related services for operations at the administrative offices of Minas de Oro Nacional in Hermosillo, Mexico. As of December 31, 2013, OSA had 563 full-time employees. The Company has sourced most of its labour pool, including skilled mining personnel, from the state of Sonora in Mexico. In December 2013, the Company entered into a mining services agreement with Grupo Desarrollo Infraestructura S.A. de C.V. (“GDI”), expiring in December 2020, pursuant to which GDI will perform essentially all of the open-pit mining operations at Mulatos, at a cost of approximately $210 million over the term of the contract, based on current pricing. The contract includes a cost escalation formula every six months based on standard indices. In conjunction with the change from owner-operated to contract mining, the Company reduced its headcount in Feburary 2014 to approximately 400 full-time employees. In addition, the Company has approximately 14 full-time administrative, engineering and exploration personnel in Turkey and approximately 10 full-time personnel at the Esperanza Gold Project in Morelos State, Mexico.

Risk Factors

The following is a brief discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

The financing, exploration, development and mining of any of the Company’s properties is subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates.

The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries

The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.

The Company’s mineral properties are located in Mexico, Turkey and the USA. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. In the past, Mexico and Turkey have experienced political and regulatory instability. Changes to existing governmental regulations may affect mineral exploration and mining activities, or the Company’s ability to generate cash flow and profits from operations. Associated risks include, but are not limited to terrorism, corruption, extreme fluctuations in currency exchange rates and high rates of inflation.

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Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability. Turkey is seeking membership to the European Union (“EU”) and is progressing to conform to EU standards through strengthening its political and economic framework, including through improved stability and transparency. However, Turkey to some degree continues to experience heightened levels of political and economic instability. These conditions may be exacerbated by current global economic conditions. This instability may have a material adverse effect on the Company’s properties, business and results of operations. A broadly focused criminal corruption investigation implicating a number of Turkish Government officials that first came to light in December of 2013, along with the ensuing upheaval within the regulatory framework in Turkey, may impact the Company’s development timeline for its Turkish projects.

The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Specifically, the Company’s activities related to its Mulatos Mine and the Salamandra Concessions are subject to regulation by the Mexican Department of Economy - Direccion General of Mines (“DGM”), the environmental protection agency of Mexico (“SEMARNAT”), Comisión Nacional del Aqua (“CONAGUA”), which regulates water rights, and the Mexican Mining Law. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s exploration and development activities in Turkey are subject to regulation by the General Directorate of Forestry of the Ministry of Environment and Forestry (“MIGEM”). The judiciary in Turkey has substantial discretion to impose injunctions and other legal sanctions on the Company and its properties.

The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted

A number of approvals, licenses and permits are required for various aspects of exploration and mine development. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits that it requires for its proposed or existing mining activities.

In order to maintain mining concessions in good standing under the new Turkish mining law, concession holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its concessions in good standing, there is risk that the relevant Turkish permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.

The Company was informed in late January, 2014, that the Canakkale Administrative Court in Turkey (the “Court”) had issued an injunction order to the Turkish Ministry of Environment and Urbanization (the “Ministry”) regarding the Environmental Impact Assessment report approval granted in relation to the Company’s Kirazli gold project in Turkey (the “Kirazli Approval”). The Court granted the injunction in response to legal petitions by certain claimants in Turkey seeking annulment of the Ministry’s recent approval of the EIA. The injunction order of the Court names the Ministry as the respondent and does not name Alamos Gold or its Turkish subsidiaries. The injunction results in suspension of the activities contemplated in the EIA. The Court’s decision followed its December 2013 injunction ruling with respect to

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the EIA approval previously granted for the Company’s pilot project at Kirazli (the “Pilot Project Approval”). In issuing the injunction on the Pilot Project Approval in December, the Court referenced the “lack of consideration of cumulative impacts”. The Court has not yet provided any information on how it believes cumulative impacts of all potential future mining projects can be assessed in a rational or meaningful way. The Court has now determined that its temporary revocation of the Pilot Project Approval constitutes a basis for an injunction order on the Kirazli approval. The Ministry is challenging the injunction ruling. The Company has been formally granted legal standing as an intervenor in order to appear alongside the Ministry in contesting the injunction decision and the underlying legal claims. A hearing on the merits of the claims in respect of which the injunction ruling was issued is expected to take place within 6 months. The Company is preparing a revised EIA report for re-submission to the Ministry, including an assessment of the cumulative impacts of the proposed project along with other potential projects in the region, and expects to obtain the requisite approval from the Ministry promptly thereafter. However there is no guarantee that the Company will be able to obtain the approval as planned. If such approval is not obtained prior to applicable license deadlines on the related concessions, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

Estimates of mineral reserves and resources may not be realized

The mineral reserves and resources estimates contained in this AIF are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short-term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at each of its projects and operations in Mexico, Turkey and the US. The Company believes that these experts are qualified and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

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Problems with title or access to mineral properties could have a negative impact on the Company’s future operations

The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions. The Company may need to enter into negotiations with landowners and other groups in the host communities where are projects are located in order to conduct future exploration and development work. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.

The Company provides significant economic and social benefits to our host communities and countries, which facilitates broad stakeholder support for our operations and projects. There is no guarantee however that local residents will support our operations or projects.

Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production

Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force-majeure events.

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It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.

The Company’s mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of the Company’s assets which are located outside Canada.

Problems with water sources could have a negative impact on the Company’s exploration programs and future operations

The Company may not be able to secure the water necessary to conduct its activities as planned. The Company will strive to ensure that its activities do not adversely impact community water sources. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.

Finding or hiring qualified people or obtaining all necessary services for the Company’s operations may be difficult

Finding or hiring qualified people or obtaining all necessary services for the Company’s operations may be difficult. It may be difficult to hire qualified people, or to retain service providers, with the requisite expertise who are situated in or willing to work in the relevant local jurisdiction at reasonable rates. If qualified people and services cannot be obtained in the relevant local jurisdiction, the Company may need to obtain those services from people located outside such jurisdiction, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations.

Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities

The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is challenged legally that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.

The Company’s activities are subject to environmental regulations

The operations of the Company are subject to environmental regulations promulgated by governmental agencies from time to time. A breach of such regulations may result in injunctions, fines and other sanctions. Environmental legislation is evolving, resulting in stricter standards. Enforcement resources are increasing, and fines and penalties for non-compliance are more stringent.

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Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Company has made, and will continue to make expenditures to comply with such laws and regulations.

Site closure and reclamation costs expected to be incurred in the future are estimated by the Company’s management based on the information available to them. Actual site closure and reclamation costs could be materially different from the current estimates. Any change in cost estimates should additional information become available would be accounted for on a prospective basis. The fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized on a unit-of-production basis over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine’s life.

The success of the Company in developing its projects and conducting its operations is heavily dependent upon the Company’s relationships with local communities and governments. The Company works diligently to engage in dialogue with local communities regarding planned activities and the potential for generation of social and economic benefits, however there can be no assurance that community support will be obtained or maintained. Failing to obtain or maintain such support could adversely affect the ability of the Company to develop its projects or operate the Mulatos Mine.

The volatility of the price of gold could have a negative impact on the Company’s future operations

The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has increased significantly in the past several years. As at December 30, 2013, the London PM Gold fix price was US$1,204.50 per ounce. The following table sets forth the approximate average of the daily London PM Gold fix price during the calendar periods indicated:

Year ended December 31	2013	2012	2011
Gold (US$ per ounce)	$1,411	$1,669	$1,572

The Company is in competition with other mining companies that have greater resources and experience

The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.

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The Company is subject to currency fluctuations that may adversely affect the financial position of the Company

The Company is subject to currency risks. The Company’s functional currency is the United States dollar, which is exposed to fluctuations against other currencies. The Company’s primary operations are located in Mexico and Turkey and many of its expenditures and obligations are denominated in Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars, Mexican pesos, Turkish lira, Euros and Canadian dollars and has monetary assets and liabilities in U.S. and Canadian dollars, Mexican pesos and Turkish lira. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company has not undertaken to mitigate transactional volatility in the Mexican peso, Turkish lira, Euro or the Canadian dollar at this time. The Company may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures.

The Company is dependent on a small number of key personnel and the absence of any of these individuals could have a significantly negative effect on the Company

The Company strongly depends on the business and technical expertise of its management and key operating personnel. There is little possibility that this dependence will decrease in the near term. If the services of the Company’s executives, management or other key personnel were lost, it could have a material adverse effect on future operations and profitability.

Insurance coverage

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.

The Company’s business involves uninsurable risks

In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Production estimates

The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores and the accuracy of estimates rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes

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in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

Mine development

The Company’s ability to sustain its present levels of gold production is dependent upon the identification and requisition of additional reserves. If the Company is unable to develop or acquire new ore bodies, it will not be able to sustain or increase present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial conditions.

Risks relating to development, construction and mining operations

The Company’s ability to meet development, production, schedule and cost estimates for its projects cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.

Acquisition and integration risks

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Weather risks

The Company’s producing assets are located in northwest Mexico. Extended periods of high rainfall or drought conditions are typical in this part of Mexico. While the Company has taken measures to mitigate the impact of weather on its operations, severe rainfall or drought conditions could have an adverse impact on the Company’s ability to achieve production forecasts.

Financial risks

The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.

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Interest Rate Risk

The Company’s interest rate risk related to interest-bearing debt obligations is currently not material as the Company has no outstanding debt at December 31, 2013.

Credit Risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, derivative financial instruments (including forward gold sales contracts) and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.

SALAMANDRA CONCESSIONS & MULATOS MINE IN MEXICO

The Company owns 100% of the Salamandra Concessions located in the state of Sonora in northwest Mexico. The Salamandra Concessions include the Mulatos Mine and several other prospective exploration targets throughout the district.

Project Description and Location

Location

The Mulatos Mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the east-central portion of the state of Sonora, Mexico. The Company controls several large mineral concessions, which are located mostly to the west, southwest and north-northeast of the Mulatos Mine. A total of 30,536 hectares of mineral concessions, in 44 discrete concessions, are controlled by the Company. The mineral concessions were awarded to the Company by the Mexican Department of Economy (the “Direccion General de Minas”). The property is approximately 220 km by air east from the city of Hermosillo, and 300 km south of the United States border. The Company maintains an administration office in Hermosillo, Mexico which supports the activities and operations of the Mulatos Mine.

Ownership

The Salamandra Concessions cover the Mulatos deposit and satellite gold systems known as Cerro Pelon, La Yaqui, El Realito, El Carricito, El Halcon, Las Carboneras, El Jaspe, Puebla, Los Bajios, and La Dura. The Mulatos deposit is itself divided into a number of mineralized zones known as Estrella, Mina Vieja, El Salto, Escondida, Gap, El Victor, El Victor North, San Carlos, Puerto del Aire, Puerto del Aire Extension, and East Estrella. Mineral rights for all concessions comprising the Salamandra Concessions are controlled by Minas de Oro Nacional.

Surface Rights

Surface rights in the exploitation area are held both privately and by the Mulatos Ejido. On May 27, 2004 the Mexican subsidiary of Alamos, Minas de Oro Nacional, entered into a surface rights agreement with the Ejido (the “2004 Surface Rights Agreement”) regarding the lease (or temporary occupancy) of the surface rights required to perform different mining works and activities, as well as to set up infrastructure for MON’s exploration and mining activities covered by the Salamandra Concessions, among other mining concessions of MON. The 2004 Surface Rights Agreement, which was approved on May 27, 2004 by the Agrarian Court for the State of Sonora, superseded a 1995 surface rights agreement between Minera San Augusto S.A. de C.V and the Ejido.

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The 2004 Surface Rights Agreement provided, among other things, the lease of 1,238.6 hectares of land for an initial term of eight years with an option to extend the term on an annual basis, for up to ten additional years. The annual rent payment for any extension of the initial term for the temporary occupancy was USD$156,000.00 per year of extension. The 2004 Surface Rights Agreement also provided MON with the right to negotiate the purchase or lease of such land with the individual possessors in the event that the Ejido divided the 1,238 hectares of land into parcels and assigned its rights to individual possessors of the land. In accordance with the 2014 Amendment Agreement (defined below), of the 1,238 hectares covered by this agreement, approximately 904 hectares have now been acquired by MON, 183 hectares have been assigned in favor of certain ejidatarios (individual members of the Ejido) as established at a meeting of the Ejido held March 1, 2014, and 101 hectares continue to be held under the temporary occupancy agreement pursuant to the 2014 Amendment Agreement.

In 2007, MON successfully negotiated three new surface access agreements, allowing exploration into three high-priority targets for the first time since 1997, including the area identified as La Yaqui. MON is currently in the process of negotiating with landowners in order to secure the surface rights to commence development in certain areas of La Yaqui and Cerro Pelon.

On April 12, 2008, MON entered into a temporary occupancy agreement with the Ejido (the “2008 Surface Rights Agreement”) under which MON made a payment of MXN$13,035,000.00 (approximately USD$1million as per the current exchange rate) to secure temporary occupancy rights to a certain 1,398 hectares. The initial term of this agreement was for 10 years, with an option to extend on an annual basis, for up to 10 additional years. A second payment of approximately USD$1 million (based on current exchange rates) was to be paid once the land had been vacated and transferred to MON. However, the Ejido and its members continued in possession of most of the lands covered under the 2008 Surface Rights Agreement and therefore, the second payment was never made.

In 2010, the Ejido filed with the Unitary Agrarian Court an action to nullify the 2008 Surface Rights Agreement. On June 13, 2012, the Agrarian Court resolved the judicial claim in favor of MON by dismissing the action and discharging all of the defendants named in the lawsuit, including MON.

MON has been negotiating with the Ejido the acquisition of additional lands for its current and prospective mining operations. Additionally, MON has offered to the Ejido members certain amounts in order to conclude any outstanding issues of the 2004 and 2008 Surface Rights Agreements and to execute a new agreement to access and secure possession for additional lands needed to perform its mining operations.

On March 1, 2014, MON entered into an amendment agreement with the Ejido (the “2014 Amendment Agreement”) to formally resolve all the remaining disputes between the parties relating to the 2004 and the 2008 Surface Rights Agreements. The 2014 Amendment Agreement provides that the area referenced in the 2004 Surface Rights Agreement was reduced from 1,238 hectares to 101 hectares, and the annual rent payable therefor is reduced from USD$156,000.00 to USD$12,756.80. The 2008 Surface Rights Agreement was terminated as the lands of interest to MON under such agreement were allocated in favour of MON. As a result, MON now has certainty regarding its occupancy of the lands contemplated by the 2004 and 2008 Surface Rights Agreements.

Permits

The Company is permitted to mine its reserves at the Mulatos pits and has obtained the required surface rights to carry on related mining, processing and exploration activities at these areas. In 2009, the Company entered into negotiations to acquire additional land surface rights covering and surrounding the La Yaqui, Cerro Pelon and El Carricito prospects. A legal process to obtain the necessary land access rights for La Yaqui and Cerro Pelon has been initiated and is ongoing. In addition, the Company is also pursuing a negotiated settlement with owners of the relevant land rights. However, the Company cannot predict the outcome of such negotiations or potential costs associated with any such land acquisitions. From time to time, the Company acquires additional temporary surface rights to explore additional targets within the Salamandra Concessions.

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Royalties

Pursuant to a royalty agreement between Minas de Oro Nacional and Minera San Augusto S.A. de C.V dated March 23, 2001 (the “RTE Agreement”), a 2% NSR royalty is payable beginning on the date of commencement of commercial production until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Concessions (the “Placer Kennecott Royalty” or the “Royal Gold Royalty”). On January 5, 2006, Royal Gold acquired a 30% interest in the Placer Kennecott Royalty from Kennecott Minerals Company (“Kennecott”). In 2008, Royal Gold acquired Barrick’s 70% interest in the Placer Kennecott Royalty.

Under the terms of the RTE Agreement, royalties became payable on production from the date the Company declared commercial production, which was April 1, 2006. Accordingly, from April 1, 2006 to October 1, 2008, the 5% NSR royalty (5% NSR royalty in effect when gold price is US$400 or higher) was split between Barrick (3.5%) and Royal Gold (1.5%). Effective October 1, 2008, 100% of the royalty was paid or accrued to Royal Gold. As at December 31, 2013, the royalty had been paid or accrued on approximately 1.2 million ounces of applicable gold production.

Environmental Liabilities

The 2004 Feasibility Study identified the potential for acid rock drainage. Measures to prevent acid rock drainage were incorporated into construction of the Mulatos Mine. Standard mining and construction practices in Mexico and guidelines issued by the World Bank were followed in the development and construction of the Mulatos Mine.

The Company complies with all environmental obligations set out in its mining plan, including eventual rehabilitation of mine and exploration roads, drill set-up, dumps and the heap leach pad. The Company has recorded an asset retirement obligation liability of $21.4 million which it expects to settle during the course of mining and on closure.

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Social Issues

The nearby town of Mulatos is largely protected from noise, dust, vibration and fly rock by the Mina Vieja outcrop. The Company proactively monitors noise, dust and vibration levels to ensure that they are within acceptable limits and the Company takes every precaution to minimize the impact of its mining operations on the local community. The Company also provides medical and educational assistance to the town of Mulatos as well as employment opportunities.

Geology

The Salamandra mineral deposits are large epithermal, high-sulfidation, disseminated, gold deposits hosted within a mid-Tertiary dacitic dome complex. Gold mineralization is closely associated with silicic alteration within extensive areas of argillic and advanced argillic alteration. The Mulatos deposit proper is composed of the contiguous Estrella, El Salto, Mina Vieja, and Puerto del Aire resource areas. The Escondida deposit is the faulted extension of the Mina Vieja and El Salto sub-deposits and is believed to be continuous to the northeast with the Gap, El Victor and San Carlos mineralized areas. Although zones are often bounded by post-mineral faults, together they form a trend of 2.7 km of gold mineralization starting at the north end of the Estrella pit to the San Carlos deposit.

Within the larger Salamandra Concessions, and generally within 20 km from the Mulatos deposit, geologically similar high sulfidation gold deposits, occurrences, or prospects are known. The principal ones, some of which are in the process of being evaluated and/or drill-tested, are: Cerro Pelon, La Yaqui, El Realito, El Carricito, El Halcon, Las Carboneras, El Jaspe, Puebla, Los Bajios, and La Dura.

Access, Climate, Communication, Power

Access

The Salamandra Concessions are accessible via a combination of a paved road (Highway 16) from the city of Hermosillo, Mexico and dirt roads direct to the Mulatos Mine. The driving time from Hermosillo to the Mine is approximately 6 hours.

In 2010, the Company built and permitted a new unpaved airstrip within the limits of the mine property. The previously serviceable air strip located 15 km east of the Mine is no longer in use and has been rendered inoperable.

The town of Mulatos is in the municipality of Sahuaripa and is located approximately 0.5 km northeast of the Estrella Pit. The population of the town of Mulatos in 2011 was approximately 200 people. The Company’s Mexican exploration field office is located in the town of Matarachi, of comparable size to Mulatos and located 15 km east of the Estrella Pit. Larger towns within 100 km of the area of interest include Yecora with a population of 10,000, located southwest of Mulatos, and Sahuaripa with a population of 7,000 located northwest of Mulatos.

Climate

From July to September, the air is humid and hot, typically around 30 degrees Celsius during the day. In this period, over half of the average annual rainfall of 0.8 m falls. The winter months (November to February) are cooler, generally between 15 and 20 degrees Celsius during the day, with occasional frost occurring at night.

Communication

Satellite phones are used for both domestic and international calls. The satellite telephones have both North American and Mexican local numbers. Satellite internet communications are the main method for electronic communications. In December 2009, a dedicated point-to-point satellite was installed between the mine and the town of Yecora and this has sufficient bandwidth to support VPN and other communication requirements between the mine site, its regional office in Hermosillo, Mexico, and the corporate office in Toronto, Canada. Cell phone service is also available at the Mine and at the camp facilities. A back-up radio communication system also connects the Mine with the Hermosillo office. Land radio communication is also used in the field for daily communication both by Mine and exploration personnel.

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Power

There are currently two power plants in operation at the Mine. The first power plant is a generating plant consisting of four-1,100 kilowatt and two-2,000 kilowatt, 1,200 rpm diesel electrical generating sets which supply electrical power for all mine site usage. The second power plant was constructed for the closed crushing circuit and future expansion and consists of three-1,750 kilowatt generating sets and is expandable to host up to six generating sets. Total usage is approximately 70,000 kilowatt hours per day. Power for the exploration camp located in Matarachi is provided via small diesel generators.

History

Mulatos was known to contain gold dating back to the 1600’s, with sporadic artisanal mining occurring over the years, especially in the area of Mina Vieja. Starting in the mid-1900’s, several companies began to show interest in the claim areas, notably Minera Real de Angeles, Kennecott and Placer, with a substantial amount of exploration work was conducted between 1993 and 1999. A preliminary feasibility study was completed on the property in 1998 by Kennecott and Placer who had entered into a joint venture agreement covering the deposit and a portion of the surrounding land. In 2001, National Gold acquired a 100% interest in the property for cash and a sliding-scale royalty on the first two million ounces of gold production. In 2003, Alamos Minerals acquired an option on the property, and subsequently merged with National Gold to consolidate 100% ownership.

Mineralization

Gold deposits of the Mulatos district are considered as high sulphidation-state epithermal systems. Epithermal precious metal systems may be classified as high, intermediate, and low sulphidation styles. They are characterized by the sulphidation state of the hypogene sulphide mineral assemblage, and show general relations in volcano-tectonic setting, precious and base metal content, igneous rock association, proximal hypogene alteration, and sulphide abundance. Ore in all occurrences is of the type formed under epizonal conditions, that is, generally within 2 kilometers of the paleo-surface. Past workers have referred to high sulphidation systems as acid-sulphate, enargite-gold, or alunite-kaolinite systems.

Most high-sulphidation systems are associated with coeval andesite to dacite volcanic arcs, and are hosted by extensive “pre-mineral” advanced argillic lithocaps. The principle ore host is vuggy residual silica, typically developed by intense acidic leaching of a pre-existing porphyritic dacite host rock. Proximal alteration comprises hypogene dickite, alunite (often crystalline), and/or pyrophyllite. Sulphides include enargite, pyrite, and luzonite. Quartz veining is extremely rare, but some deposits are overprinted by late barite and quartz veins. Laterally extensive sheets of intensely silicified rocks occur in many districts, and represent zones of lateral outflow of mixed hydrothermal and meteoritic water. Silica is transported in the acidic hydrothermal water, and on intersection with the paleowater table, is undergoes neutralization and deposition of silica forming cryptocrystalline silica sheets. Most high-sulphidation deposits are large, low grade bulk-tonnage systems (“Yanacocha”), though vein-hosted high sulphidation deposits also occur (“El Indio”).

In contrast, low and intermediate sulphidation state systems are typically related to quartz and carbonate veins, near-neutral hydrothermal fluids, and lack proximal advanced argillic alteration and residual vuggy silica. Steam-heated alteration is present above some intermediate and low sulphidation state systems advanced argillic assemblages. However, they usually comprise low-temperature kaolinite, and fine grained alunite. Sulphides are of a low to intermediate sulphidation state. Gold occurs in oxide, mixed oxide/sulphide, and sulphide ore types, with pyrite as the primary sulphide mineral. The deposits are amenable to cyanidation in all ore types, but gold extraction decreases with decreasing levels of oxidation.

Precious metal mineralization at Mulatos is associated with intense silicic alteration (mostly vuggy silica), advanced argillic alteration, and the presence of hydrothermal breccias. The original protolith (dacite porphyry flow/tuff, coarse grained volcaniclastic rocks, breccias), as indicated by surface mapping and core drilling, may have contained in the order of 2-3 percent sulphide as pyrite with various amounts of enargite and tetrahedrite. The principle gold bearing host rock is interpreted a favoured for mineralization due to relatively high primary porosity and its intense fracturing.

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Gold mineralization within the Mulatos deposit occurs primarily within areas of pervasive silicic alteration of the volcanic host rocks, and to a lesser extent, within advanced argillic alteration assemblages proximal to silicic alteration. The gold-bearing advanced argillic zones are dominated by pyrophyllite or dickite alteration. Silicic rocks host approximately 80 percent of the contained gold within the deposit. Staude (2001) describes three main mineralization assemblages. From oldest to youngest they are: 1) quartz + pyrite + pyrophyllite + gold; 2) quartz + pyrite + kaolinite + gold + enargite; 3) kaolinite + barite + gold. Free gold is commonly found in hematite-filled fractures. Gold also occurs in pyrite, as gold/silver telluride minerals, and possibly as a solid solution in some copper sulphide minerals. Supergene oxidation and perhaps remobilization and secondary enrichment of gold have been ongoing since the post-mineral volcanic cover was removed.

Exploration

Following a five-year hiatus due to a low gold price and the acquisition of the Mulatos project by the Company, active exploration efforts led by the Company resumed in 2003. Incorporated in the 2004 Feasibility Study were the results of 325 reverse circulation (“RC”) drill holes and 112 core holes. Of this drilling, a total of 21 holes were drilled for metallurgical test work, while other holes were drilled for geotechnical purposes. Resources and reserves were estimated based on this drilling, followed by economic analysis. Exploration drilling also extended to the El Victor resource area while several other targets, including Escondida, Puerto del Aire, Gap, San Carlos, La Yaqui, Cerro Pelon, El Realito, and El Jaspe were also tested to varying degrees throughout the years. Exploration success included the drilling and discovery of the Escondida, Puerto del Aire, Gap, and San Carlos zones, which essentially define continuous mineralization from the Mulatos deposit through to San Carlos and the Puerto del Aire Extension, the easternmost gold occurrence discovered to date. Gold mineralization is now known to occur continuously for at least 2.7 km to the northeast from the Estrella pit.

Substantial drilling programs have been completed by the Company since the 2004 Feasibility Study. Including drilling completed in conjunction with the 2004 Feasibility Study, the property has now been subject to over 395,738 m of drilling in 2,568 holes. The 2009, 2010, 2011, and 2012 years were the most productive for drilling with 72,400 m, 48,000 m, 52,300 m, and 55,997 m, respectively, of core and RC drilling completed. The majority of this drilling was completed in proximity to the Mulatos deposit, however, some drilling activities focused on delineating other deposits in the district such as Cerro Pelon and La Yaqui or on testing other regional exploration targets such as El Carricito.

For 2013, the Company conducted exploration activities in Mexico in both Greenfields regional exploration targets such as Puerto del Aire, La Dura, Compadres East, El Halcon, Ostimuri, and others targets of a generative nature. As well, the Company conducted a Brownfields exploration program of approximately 57,360 m of RC and core drilling at Mulatos focused on San Carlos Northeast, East Estrella, El Realito, Compadres, and the immediate mine area of Escondida, El Victor North, and El Victor South).

Drilling statistics for 2013 and project-to-date are presented below:

2013 Core Drilling

Zone Drilled	Drill Holes (# 2013)	Drill Holes Project (#)	Drilling 2013 (m)	Drilling Project (m)

La Estrella	0	0	0.00	0

Puerto del Aire	21	58	7,619.20	13,458.55

Mina Veija	12	12	1,703.15	1,703.15

La Escondida	0	7	0.00	1,093.64

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Zone Drilled	Drill Holes (# 2013)	Drill Holes Project (#)	Drilling 2013 (m)	Drilling Project (m)

Escondida Underground	6	127	899.65	10,274.66

Escondida Metallurgy	0	7	0.00	495.30

Gap	9	37	2,355.30	8,029.49

El Victor	0	44	0	7,104.80

El Victor Oeste UG	0	70	0.00	5,087.95

El Victor Este UG	0	47	0.00	3,404.25

Cerro Pelon	0	48	0.00	4,794.10

San Carlos	0	21	0	5,288.15

San Carlos UG	7	4	2,746.90	338.50

La Yaqui	0	8	0.00	1,058.60

El Halcon	0	22	0.00	3,696.65

El Carricito	0	12	0	1,569.21

El Jaspe	0	4	0.00	899.15

El Realito	30	11	5,613.85	1,751.67

Los Bajios	0	1	0.00	486.90

La Dura	0	0	0.00	0

El Salto	4	2	663.35	561.10

El Salto Geotecnia	0	6	0	918.00

Crusher Area	0	4	0.00	84.95

BH Arroyo Mulatos	0	6	0.00	131.90

Escondida Geotecnia	0	6	0	552.70

Compadres Oeste	0	6	0	1,001.25

Extensión Sureste	0	7	0	919.60

TOTAL	89	565	21,601.40	74,921.92

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2013 Reverse Circulation Drilling

Zone Drilled	Drill Holes Completed (# 2013)	Drill Holes Project (#)	Drilling 2013 (m)	Drilling Project (m)

La Estrella	78	150	11,317.11	13,916.21

Puerto del Aire	3	218	815.55	56,784.89

Puerto del Aire Este	0	14	0.00	3,862.82

La Escondida	7	587	617.37	36,058.50

Gap	1	143	228.66	29,663.10

El Victor	0	383	0	56,786.63

Cerro Pelon	0	86	0.00	13,025.92

San Carlos	20	192	7,166.13	52,028.80

La Yaqui	0	66	0.00	8,387.13

El Halcon	0	51	0.00	7,865.79

El Carricito	0	139	0	25,722.53

El Jaspe	0	34	0.00	4,574.31

El Realito	49	50	9,310.99	7,353.69

Los Bajios	0	72	0.00	14,814.42

La Dura	0	0	0.00	0

Mina Vieja	51	25	6,303.30	2,885.70

El Salto	0	51	0.00	10,413.05

Extensión Sureste	0	202	0	28,945.20

Zona Sur	0	6	0.00	951.34

El Naranjo (Estrella Este)	0	8	0.00	1,382.62

Los Rincones	0	8	0.00	1,390.25

TOTAL	209	2,485.00	35,759.11	376,812.60

Exploration work programs in Mexico are being reviewed by Mr. Jason Dunning, M.Sc., P.Geo., Vice President, Exploration for the Company, and Mr. Ken Balleweg, P.Geo., Manager, Exploration, who is responsible for on-site activities. Messrs. Dunning and Balleweg are both Qualified Persons.

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Exploration Activities on the Salamandra Concessions

Escondida

Development drilling necessary for completion of the initial Escondida Main Zone (“EMZ”) and Escondida Hanging Wall Zone (“EHWZ”) resource estimate was completed in 2006. Additional drilling aimed at further defining the EMZ and delineating extensions of the EHWZ was completed in 2008 and 2009 (10,400 m in 56 holes).

The EHWZ is a stratiform zone of high-grade mineralization located directly on top of the large, low-grade EMZ deposit. A 392-metre bulk sample drift was driven into the EHWZ in 2006, which confirmed previous geologic interpretations and revealed a coarse native gold occurrence much more significant than suggested from the surface drilling. Pockets of very high concentrations of native gold were routinely encountered.

A resource estimate for both the EHWZ and the EMZ was released in early 2007, resulting in a 252,000-ounce increase in total contained ounces compared to the 2004 Feasibility Study estimate.

Drilling at Escondida for 2009 resulted in the discovery of a new high-grade zone to the northeast of the EHWZ and of a small southwest extension to the EHWZ. The newly discovered high-grade zone is located 100 m northeast of the faulted limit of the EHWZ and overlain by 125 to 150 m of cover. Drilling fully delineated this zone and the drill-indicated dimensions are approximately 70 m along strike, 50 m in width, and up to 15 m thick. The southwest extension of the EHWZ is located at a vertical depth of 70 to 80 m from surface with drilling indicating a localized extension of the initial high-grade Escondida zone. Drill-indicated dimensions are 30 m along strike, 30 m in width, and up to 8 m thick.

The Company made a construction decision to build a gravity mill in the first half of 2009 to process high-grade ore from the Escondida zone. Development activities associated with waste removal at the Escondida portion of the Mulatos Pit commenced in 2009. The Company invested over $61 million to develop the Escondida high-grade zone and this was completed in the first quarter of 2012. Detailed engineering and construction of the mill to process high-grade ore was completed throughout 2010 and 2011 and resulted in high-grade production from the mill in the first quarter of 2012. The total cost of construction of the mill was approximately $20 million.

In the latter part of 2011, an underground mine plan was developed for the northeastern portion of the Escondida High grade zone. This is an area that does not optimize into the current open pit designs. These mineral reserves are presented as part of the Mulatos mineral reserves in the 2013 year end mineral resource and reserve update.

In 2012, 204 RC drill holes were completed at the Escondida zone totaling 6,459 m. No core drill holes for resource definition work, exploration, or in the underground environment were drilled, however, 3 geotechnical drill holes were completed totaling 276 m.

In 2013, 6 core holes totaling 900 m were drilled for resource definition in the underground environment. 7 RC holes totaling 617 m were completed at the Escondida zone.

Gap

The Gap zone is located midway between the Escondida and El Victor zones. Placer conducted limited exploration during 1998, completing only a few wide spaced holes to demonstrate mineralization continuity between the two resource areas. The Gap zone is a down-faulted, post-mineral covered, block in the main mineralized trend between the north end of the Estrella pit (El Salto/Mina Vieja) and San Carlos. The Gap zone has similar geologic characteristics to the Main Escondida Zones with a large, blind area of concealed silica alteration that hosts both localized high-grade and thick lower-grade gold intercepts. Surface exploration drilling completed in 2006 and 2007 has delineated a mineralized zone approximately 500 m long by 150 m wide, and up to 110 m thick, located directly between the Escondida and El Victor areas. In addition, drilling at Gap has resulted in the discovery of high-grade ore intercepts, some in excess of 30 g/t Au.

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Surface drilling completed to the end of 2008 consisted of 38 RC holes on roughly 50-metre centers, for 8,540 m, stepping out to the west from previous El Victor/Gap intercepts. In 2009 the Company continued with its definition drilling program and completed systematic drilling at 25 to 50 metre line-spacing between the Escondida and El Victor resource areas, confirming the continuity of mineralization between the two areas; a total of 21,900 m in 106 holes was completed in 2009.

In 2012, only two RC drill holes were completed at Gap zone totaling 474 m. No core drill holes were budgeted in 2012.

In 2013, only 1 RC drill hole was completed at Gap zone totaling 230 m. 9 core holes were drilled totaling 2,355 m.

El Victor

El Victor surface and underground drilling was completed in 2006. The El Victor mineralized zone is approximately 50 to 150 m wide and has a 600-metre strike length with a thickness up to 50 m and is now known to be connected to the Gap zone. In the fourth quarter of 2007, the Company reported a measured resource of 6,584,000 tonnes grading 1.04 g/t Au for 220,185 contained ounces and an indicated resource of 8,675,000 tonnes grading 1.00 g/t Au for 278,816 contained ounces (calculated at a 0.5 g/t Au cut-off). At December 31, 2008, a substantial portion of the El Victor resource area was upgraded to proven and probable reserves.

In the fourth quarter of 2011, additional core and RC drilling was completed within the El Victor pit design, as part of the El Victor North exploration program.

El Victor North

El Victor North area is an exploration target contiguous with and north of the El Victor pit. The El Victor North area and the northern planned pit wall were not drilled during the definition drilling of the El Victor reserve area due to a surface access conflict. Access to El Victor North was obtained in July 2011 after a twelve-year hiatus.

A total of 16,200 m in 124 holes were drilled at El Victor and El Victor North in 2011. In 2012, an additional 120 RC drill holes were completed totaling 18,145 m and 13 core drill holes were completed for 2,280 m.

Mineralization at El Victor North is the northwestern extension of El Victor mineralization and is hosted by silica alteration identical to the El Victor deposit. The El Victor North area has over 550 m of strike length, is up to 100 m wide, remains open to the north, and has the potential to expand mineral reserves along the northern boundary of the Escondida to El Victor trend. The top of the zone is located approximately 36m to 56 m below surface. Recent drill results have indicated the potential to extend the El Victor pit north and west of the current pit design outline.

Gold mineralization at El Victor North may represent a sub-parallel mineralized trend to the El Victor-Escondida trend, and connect gold mineralization in the northwest portion of San Carlos, to gold mineralization encountered north of the Escondida high grade zone. Drilling at El Victor North was performed in 2012 with the objective of continuing to expand mineral reserves and resources. The 2011 year-end mineral reserve and resource update for El Victor included the results of drilling at El Victor North up to September, 2011.

No drilling was budgeted or conducted in this area during 2013.

Puerto del Aire

The Puerto del Aire zone is a combination of structural and stratiform gold mineralization, 300 m south and parallel, to the North Estrella-San Carlos trend. It corresponds to a large concealed zone which is contiguous with mineralization in the Estrella Pit. In 2008, the Company completed an initial mineral resource estimate at Puerto del Aire. Indicated resources totalled 8,907,000 tonnes grading 1.09 g/t Au for a total of 311,000 contained ounces at a 0.5 g/t Au cut-off. Approximately 250 m of the zone was then drilled at sufficient density for classification as indicated resources, whereas another 300 m of drilling was only sufficient for classification as inferred resources. Inferred resources were 5,935,000 tonnes grading 1.03 g/t Au for a total of 197,000 contained ounces at a 0.5 g/t Au cut-off. These mineral resources are in close proximity to the existing mining operations, and resulted in a pit layback that extended the life of the existing Mulatos Mine operation.

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As the zone remained open to the northeast in late 2008, a total of 21,860 m in 74 holes of step-out drilling was completed in 2009. The main purpose of the 2009 drilling at Puerto del Aire was to confirm its extension to as much as 1.7 km from the Estrella pit, while the zone remained open to the northeast.

At Puerto del Aire West, the area directly adjacent to the Estrella pit, definition drilling holes in 2009 returned grade and thicknesses similar to the Estrella pit. It was determined that the zone continued to the northeast, and drill holes completed in 2009 revealed the presence of a very large system of intense silica alteration concealed by post-mineral volcanic cover that had characteristics similar to both the high-grade Escondida and Puerto del Aire West zones. Most intercepts reported in 2009 returned grade similar to the Puerto del Aire West zone with numerous intercepts consistently in the 2-3 g/t Au range over significant thicknesses.

High-grade intercepts were also reported with drill hole 09PA144 yielding a 50.30 m intercept of high-grade mineralization grading 10.06 g/t Au, including a 16.77 m interval grading 27.16 g/t Au. The high-grade zone in this drill hole occurs near the top of the silicified interval, although similar to the Escondida high-grade zone, but appears to be a new type of mineralization within the Mulatos district; that is, the altered silica is extremely cryptocrystalline, sulphide-deficient, and has no associated copper, arsenic, or silver.

Definition and exploration drilling continued in 2010 in the Puerto del Aire Extension zones with a total of 22,138 m completed in 89 holes. The Puerto del Aire mineralized zone was therefore extended to the northeast for a minimum of 2.5 km from the Estrella pit with the furthest 400 m located on the east side of the Mulatos River. These drill holes have outlined a higher-grade zone with a strike length of approximately 200 m, an average thickness of approximately 15 m, and an average width of more than 50 m. As of December 31, 2010, a portion of the Puerto del Aire West resource was upgraded to proven and probable reserve while the remainder of Puerto del Aire is reported in the measured, indicated and inferred resource categories.

Drilling continued at the eastern part of Puerto del Aire in early 2011, and the Company is currently in the process of assessing the viability of mining and processing certain higher-grade zones within Puerto del Aire. In 2012, only 2 RC drill holes were completed totaling 749 m, but no work was done on Puerto del Aire East. For core drilling, 2 drill holes were also completed totaling 429 m.

In 2013, a total of 25 core/RC holes were completed for the Puerto del Aire/Puerto del Aire East for a total meterage of 8,788. Exploration and definition drilling is expected to continue into 2014.

San Carlos

The San Carlos resource area is located to the northeast of the proposed El Victor Pit, on the east side of the Mulatos River, along the continuous structural trend that controls gold occurrences from the Mulatos pit. San Carlos is the easternmost gold occurrence discovered to date along this trend.

In 2006, Alamos completed an RC drill program at San Carlos that consisted of 6,303 m in 33 holes. The drilling resulted in the delineation of an extensive area of blind mineralization extending a minimum of 400 m to the northeast from the Mulatos River. Significant gold-bearing intervals from the 2006 drill program were generally located at the edge of the drilled area, with intercepts open to the northeast.

In November 2009, the Company commenced a definition drilling program at San Carlos after completing geological mapping of the historic underground mine workings to ascertain gold controls. The objectives of the 2009 drill program were to upgrade the established inferred resources to the measured and indicated category through infill and step-out drilling, expand the known limits of the mineralized system, and further define the structurally controlled high-grade zone. In 2009, the Company drilled a total of 6,694 m in 27 holes, with the majority of the 2009 drill holes designed to test targets generated from the 2006 drill program.

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Drilling continued in 2010 with an additional 13,983 m completed in 65 holes that continued to demonstrate the continuity and robustness of the San Carlos zone. Drilling in 2010 was specifically oriented towards evaluating the high-grade zones identified from 2009 drilling and the underground geologic work.

The results of the 2006 San Carlos exploration program were compiled in 2008 and resulted in an inferred resource estimate for San Carlos of 7,496,000 tonnes at an average grade of 1.29 g/t Au for a contained resource of 310,000 ounces at a 0.5 g/t Au cut-off. Drilling in 2009 and 2010 upgraded the inferred resource at San Carlos to the measured and indicated categories and increased the overall resource base substantially. Results of the mineral resource calculation update at San Carlos were disclosed as part of the 2010 global mineral resource and reserve update and mineral reserves at San Carlos were reported for the first time.

The results of the 2011 drilling confirmed the continuity of the high-grade mineralization towards the northeast and the discovery of additional en echelon structural high-grade zones to the northeast of the main San Carlos mineral resource. The Company identified at least two additional sub-parallel structures, located up to 600 m from the mineral resource area, with surface mapping indicating the potential for additional zones to the northeast. The new zones are located at the same elevation as the existing mineralization but are under significant overburden and are potentially amenable to underground mining. Additional wide-spaced drilling is planned to define the extent of the new mineralized zones.

In addition, in 2011 the Company received positive results from metallurgical testing conducted on the high-grade ore previously identified at San Carlos. Two high-grade composite samples from the 2010 core drilling program at San Carlos were submitted for metallurgical testing. Testing was optimized to replicate the gravity plant construct to process the high-grade ore at Escondida. Initial test results revealed that the high-grade ore at San Carlos is amenable to gravity separation and can be processed economically through the gravity plant. Approximately 57% and 69% of the contained gold in the two composites were recovered through gravity separation, and ultimate recovery rates were 70% and 78% respectively, when the tailings were leached with cyanide. These levels of ultimate recovery are 15% to 20% higher than leaching the high-grade ore at San Carlos alone. The potential to improve these recovery rates exists and will be evaluated in the next phase of testing.

As at December 31, 2011 and using an anticipated cut-off grade of 3 g/t Au for the gravity plant, “in-pit” mineral reserves at San Carlos total 649,000 tonnes grading 7.67 g/t Au for 160,043 ounces. The Company believes the high-grade San Carlos mineral reserves and resources could substantially increase the mill feed for the gravity plant.

In 2011, the Company initiated an open pit and underground mining trade-off study for San Carlos. Additional optimization studies are on-going, but preliminary findings were published in the December 2012 NI 43-101 report “Mulatos Project Technical Report Update (2012)”. A copy of this report has been filed on SEDAR and is available at www.sedar.com under the Company profile. This report found that underground mining at San Carlos could be done economically using a long-hole open stopping mining method with delayed backfill, which shall be supplemented by a modified drift and fill mining method where gold mineralization thins. It was recommended that the Company assemble an underground mining team and work through the program and solicit proposals from qualified underground mining contractors with experience on similar projects in Mexico. Further work was also recommended on the geomechanical environment that would facilitate final design of the underground workings and facilities.

Drilling resumed during the fourth quarter after heavy rains prevented access earlier during the third quarter. The company planned an extensive drill program with objectives to define reserves that would benefit the mine plan. Higher-grade gold intercepts have been encountered up to 500 m from the existing open pit margins, there is significant mineral potential for resource development, but additional drilling is required and there was at the time no guarantee that further resources would be defined. The company successfully completed 9,386 metres of RC drilling in 25 drill holes and 1,319 m of core drilling in 3 drill holes.

In 2013, the primary focus of drilling at San Carlos was in the underground environment. The objective of the 2013 program was to further enhance the underground mine plan as well as along strike of the mineralized trend. There is significant mineral potential for resource development, however additional drilling is required. The Company successfully completed a total of 35 core and RC drill holes totaling 11,965 m in 2013. Drilling is expected to continue in 2014.

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Cerro Pelon

During 2008, the Company announced the discovery of a new gold zone at Cerro Pelon. Cerro Pelon is located approximately 2.5 km southwest of the leach pad area and was a high-priority regional target for the Company, given both its proximity to existing mining operations and its geologic similarity to the Mulatos deposit.

Gold at Cerro Pelon is hosted within oxidized vuggy silica, starting at the surface and extending to over 90 m at depth. Step-out drilling and detailed surface mapping has indicated that the zone has both structural and stratigraphic-controlled components, with gold appearing to be controlled primarily by late-stage structurally-controlled hydrothermal breccias of both northeast and northwest trends. Drill holes within the broad breccia zones contain strong gold concentrations whereas those outside the zones are generally barren. Post-mineral fault offset is also indicated, complicating the zone interpretation. The upper 70 to 100 m of the zone is completely oxidized, determined both visually and by very low sulphur concentrations from geochemical analyses. Preliminary cyanide-extractable analyses from the oxidized portion of the zone indicate 90-97% gold recovery, suggesting the zone is non-refractory in nature.

The Company announced significant drill intercepts from first phase drilling at Cerro Pelon in 2008, including 91.5 m of 1.43 g/t Au and 90 m of 1.97 g/t Au. Drilling in 2008 totalled 69 holes representing 10,900 m. Step-out and definition drilling was completed in 2009 with up to three drill rigs for a total of 7,170 m in 65 holes drilled. The latest drill holes returned some of the best intercepts in the district outside of the Mulatos deposit, including 129.6 m of 2.42 g/t Au, 158.5 m of 1.55 g/t Au, 21.65 m of 4.11 g/t Au, 50.3 m of 3.57 g/t Au, and 57.95 m of 2.00 g/t Au. The 2009 core drilling program was successful in establishing mineralization continuity with an oxidized zone of gold-bearing vuggy silica delineated that is roughly 250 m long, 30 to 80 m in width, and 70 to 150 m thick. Drill hole intercepts show a roughly semi-circle shaped mineralized zone, with the eastern half removed by faulting.

Geological modelling and 3D modelling was completed in September 2009, followed by a mineral resource estimate in November 2009. The results of the resource calculation were integrated into the global resource & reserve numbers for 2009 and the majority of mineral resources at Cerro Pelon were classified as measured and indicated. Ongoing engineering work and economic evaluation initiated in 2009 resulted in an upgrade of a portion of the measured and indicated resources to the reserve category.

As at December 31, 2013, probable reserves at Cerro Pelon were 2,673,000 tonnes grading 1.64 g/t Au for 140,525 contained ounces of gold.

The Company is in the process of negotiating with landowners in order to secure the surface rights to commence development of Cerro Pelon. There was no RC or core drilling at Cerro Pelon in 2012 or 2013 due to land access issues.

La Yaqui

During 2007, the Company successfully negotiated three new surface access agreements, allowing exploration into three high-priority targets for the first time since 1997, including the La Yaqui area. Drilling at La Yaqui in the fourth quarter of 2007 produced immediate success outlining an oxide gold zone exposed at surface with numerous ore-grade intercepts including 44.2 m of 2.73 g/t Au and 30.0 m of 3.33 g/t Au. Definition drilling was completed in 2008 with an additional 7,200 m in 50 holes drilled.

The La Yaqui near-surface oxide gold zone is located approximately 9.5 km southwest of the Estrella Pit. The results of drilling at La Yaqui were incorporated into the Company’s measured and indicated resource statement as of December 31, 2008. In 2009, the Company completed engineering work and an economic evaluation and reported probable reserves of 1.6 million tonnes at 1.58 g/t Au for a total of approximately 80,000 ounces as of December 31, 2009.

As at December 31, 2013, probable reserves at La Yaqui were 1,574,000 tonnes grading 1.58 g/t Au for 79,826 contained ounces of gold.

The Company is in the process of negotiating with landowners in order to secure the surface rights to commence development of La Yaqui. There was no RC or core drilling at La Yaqui in 2012 or 2013 due to land access issues.

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Estrella Pit

As part of its ongoing modelling and resource/reserve reconciliation, infill drilling programs comprising 3,700 m in 22 RC drill holes and 5,000 m in 46 RC holes were completed within the Estrella Pit in 2009 and 2010, respectively. The objectives of these programs were to infill parts of the block model where information was lacking and to assist in further delineating low-recovery sulphide zones within the pit.

Aside from confirming expected grade and thicknesses of the block model, the in-pit drilling encountered an exceptional intercept located at the northern edge of the actual pit. A 141.77 m interval grading 7.81 g/t Au, including 33.54 m of 23.18 g/t Au, was reported from vertical drill hole 09AM045; this intercept is believed to be the highest grade-thickness interval ever reported at Mulatos. The deeper portions of this interval contain high copper concentrations with up to 3.5% Cu within a 62.59 m intercept grading 2.55 g/t Au and 0.51% Cu, from 123.48 to 185.98 m down hole. Deep high-grade refractory mineralization in this area was known to exist from previous drilling but may be more extensive than modeled due to difficulty in drilling the northeast part of the deposit from surface at that time. The lower part of the interval did not form part of the optimized pit in 2008 but was integrated into the 2009 resource and reserve statement. The hole demonstrates that localized occurrence of high-grade mineralization within the deposit are not fully quantified in the resource model due to drill density, and may partially explain why current production head grade frequently exceeds the predicted block model grade.

There was no RC or core drilling in 2013.

East Estrella

Exploration on this target began in March 2012 after a review of a historical drill hole cored by Placer in 1996. This drill hole encountered interesting near-surface gold-silver-copper results that appeared to be controlled by north-south structures, which is different than the main Mulatos deposit. Surface mapping of the pit wall also identified a previously unrecognized stratiform hydrothermal breccia in the northern part of the project area, and it is believed that there is mineral potential for further resource expansion. However, further drilling was needed and there was at the time no guarantee of a mineral resource being estimated to NI 43-101 standards.

A budget was drafted and approved for 2012 of 21 drill holes that would test the area on approximately 50 metre centres, noting the core holes will also be used to provide metallurgical samples once the area has been drill defined.

In 2012, the Company’s drill program focused on delineating new high-grade mineral resources; however, positive results significantly expanded the objectives to include the delineation of Measured, Indicated, and Inferred mineral resources. Throughout the year, the Company drilled 93 RC drill holes totaling 13,165 m and 7 core drill holes totaling 920 m.

In 2013, the Company’s drill program focused on an un-tested area at the most easterly edge of Estrella. Drilling has intersected several zones of favourable mineralization within existing pit infrastructure. Drilling is expected to continue along this mineralized trend to further delineate the East Estrella orebody.

El Carricito

El Carricito is the largest area of favourable silicic and advanced argillic alteration in the Mulatos District. The zone of alteration is approximately 5.5 km long, up to 2.7 km wide, and is up to 300 m thick in outcrop. Based on initial assessments, El Carricito appeared to be a better preserved high-sulphidation system than Mulatos. There is at least 300 m of vertical relief at the El Carricito system, twice that of Mulatos. At El Carricito, the top portion of the mineralized system has been preserved, whereas Mulatos is eroded deeper with the Estrella zone exposed at surface. Furthermore El Carricito is its own volcanic center, is at least the same size as Mulatos, and has similar types of alteration, structural control, and rock types as those present at Mulatos, but with deeper oxidation. Due to its size, there is a possibility that Estrella deposit-types exist at depth or laterally at El Carricito. El Carricito could also host Escondida type targets which are more difficult to find, because of their relatively smaller footprint, especially if concealed and at depth.

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Reconnaissance geologic mapping, rock chip, and soil grid sampling was completed at El Carricito in 2009. The 2009 surface work identified significant gold geochemical anomalies, which at least partially overlap the silica altered zones. The objective of the 2009 program was to generate drill targets that could be drill-tested in 2010.

Exploration drilling at El Carricito began in late 2010 and continued throughout the majority of 2011. Drilling has intersected broad zones of favourable alteration containing low-grade gold mineralization, with the best intercept at El Carricito being 85 m grading 0.53 g/t Au in hole 11CR77. An area of low-grade gold mineralization with local ore-grade intercepts has been delineated. RC drilling has been completed on 50 m centers sufficient for resource estimation, and core twins of select intercepts were drilled.

A total of 20,642 meters in 113 reverse circulation holes were drilled at Carricito in 2011, both as a resource definition and as exploration target evaluation holes. In addition, 6 core holes (588 m) were completed. In 2012, 2 RC drill holes were completed totaling 224 m and 3 core drill holes were also completed totaling 491 m. No holes were drilled in 2013.

El Realito

The Exploration staff completed a re-examination of the drill hole data from 2004 to 2006 in light of current gold prices, and worked to develop a new geological model that could be reassessed. El Realito is an area of oxide gold mineralization and artisanal gold mining. Gold mineralization identified in the past drill programs remains open for expansion.

In 2013, an extensive drill campaign was initiated, that saw a total 79 core and RC drill holes completed at El Realito. The successful program totaled 14,925 meters.

2014 Exploration Outlook for Mulatos

The Company planned to continue its aggressive exploration program in 2014 with over 56,100 m of drilling budgeted on surface and underground. Exploration activities in 2014 will focus on in-fill and step-out drilling at Mulatos Mine area, San Carlos Northeastern extension, East Estrella and El Realito.

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody

The drilling methods utilized at Mulatos are RC using a center return bit, diamond drill coring using HQ and NQ diameter rods, and underground diamond drilling using NQ thin-wall core (for certain areas such as El Victor and Escondida).

Logging, sampling, and analysis procedures were historically established by previous operators, prior to the 2004 Feasibility Study, and are still being used today apart from refinements and adjustments necessary to comply with current Quality Assurance/Quality Control (“QA/QC”) procedures and NI-43-101 requirements. Logging and sampling methodologies and procedures are documented, routinely updated, and maintained by the Company’s exploration department.

Geologists log drill core holes on site at Mulatos or in Matarachi. Core is logged on a hole by hole basis with data entered in a digital file for future analysis and processing. RC holes are logged from chip trays containing representative samples collected from each 1.5-metre sample interval. After completion of geological and geotechnical logging and collection of additional information such as specific gravity, geologists define and label the intervals to be sampled, ranging from 0.25 to 1.5 m, depending on geological characteristics.

Drill core is cut and sampled at site at Mulatos or in Matarachi while RC samples are collected directly at the drill site. For RC drill holes, a sub-set of the sample cuttings is bagged, inventoried, prepared and shipped to Hermosillo for analysis. For core drill holes, half-core samples are prepared using a diamond core saw, with 1.0-metre intervals as standard sample lengths in rock types presenting similar geological characteristics, bagged, tagged, sealed and shipped in batches to the assaying laboratory. When applicable, core from metallurgical and geotechnical drill holes are cut in half with one half of the core sent for analysis, while the reject is used for metallurgical testing. Metallurgical and geotechnical drill holes are logged at site in a similar manner to other core drill holes. Geologic logging and sample

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interval definition are completed by geologists; geotechnical logging including Rock Quality Designation (“RQD”), core recovery and specific gravity measurements are usually done by geological technicians. In addition, specific sampling procedures were implemented for round and bulk samples obtained from the underground exploration audit completed in 2006 in the high grade zone. Note that the results of the bulk sample tests were not used for resource estimation purposes but rather for internal comparative assessments. When applicable, underground channel sampling was supervised by a geologist, and consisted of 1.5-metre channels approximately 12 centimetre (“cm”) wide and 7.5 cm deep.

Laboratory sample preparation and analysis is in accordance with strict and industry recognized protocols and procedures. For RC samples, an approximate 10 kg sub-sample is sent to the lab. After drying, a 250-300 gram sub-set is crushed, riffle spilt, and pulverized. A one assay-ton (30 grams) sample is then collected for precious metal analysis (Au & silver – “Ag”) by fire assay with atomic absorption finish (“FA-AA”). For sample assaying above 5 g/t Au under FA-AA, a fire assay with gravimetric finish (“FA-GR”) is also performed. A smaller pulverized sub-sample (3-5 grams) is also taken for multi-elements ICP analysis, when requested by the geologists. Samples with Au assay results above 0.3 g/t Au are assayed by the hot-cyanide method (Au and Cu) to help assess the Au recovery potential; the results of these tests are also used for the recovery model. For core samples, the entire half of the core sample received at the lab is crushed; a 250-300 gram spilt is collected, pulverized and assayed using the methodology described above. Samples are now sent to ALS Chemex Inc. (“ALS Chemex”) in Hermosillo, Mexico for sample preparation and then sent to ALS Chemex’s Vancouver lab for analysis. Other labs, including Inspectorate and others, were used in the past with documentation available in individual drill logs. Check assay work was usually performed at Skyline Labs in Tucson, Arizona.

QA/QC procedures are performed systematically at Mulatos. Blind, standard and blank samples are systematically inserted on a regular sample batch interval, generally every 25-30 samples, and are routinely evaluated when results are received. Duplicate samples are selected at regular intervals, with the duplicate retrieved by the assaying laboratory personnel after the sample has been crushed, basically representing a separate split. Check assays of pulverized pulps are performed by a second lab and generally represent 5-10% of the entire sample database. Comparisons and reconciliation between original and check assays are done routinely during drilling, and systematically before any resource estimation exercise.

Sample custody is ensured on-site by continuous inventorying and monitoring of the RC cuttings and drill core. Once samples are prepared, using the methodologies described above, they are inventoried, individually bagged, tagged and sealed in larger bags for transport to the assay lab. The laboratories used for analysis are certified and follow strict, industry recognized, QA/QC protocols. Audits of the assaying labs are performed occasionally.

For disclosure purposes, a 0.5 g/t Au cut-off grade is used for calculation of composite intervals, with only a single 1.5-metre interval of sub-0.5 g/t Au material allowed within a composite interval; assay results are generally presented uncut.

Modelling and Estimation

Main Targets Areas (East Estrella, El Víctor, El Victor North, and San Carlos)

Similar logging, sampling and analytical procedures as described under the “Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody” section above apply for this area. The exploration programs were conducted by the Company under the direction and supervision of the Vice President of Exploration and/or Manager of Exploration for Mexico, who are Qualified Persons as defined by the NI-43-101. Resource estimates prior to 2009 were completed by an independent Qualified Person as defined by NI 43-101. Starting in 2009, resource estimation was managed under the supervision of the Company’s Director of Mineral Resources, who is also a Qualified Person.

The following procedures are generally followed for modelling and estimation. Block gold grade estimation is constrained by geology envelopes that are constructed using alteration distribution, state of oxidation, known geologic controls, and anomalous gold mineralization. Gold grades are estimated using ordinary kriging (“OK”) interpolation with searches oriented along known mineral controls. Gold resource classification is based on proximity to drill hole data, and geostatistical variography. Measured resources are generally defined (note that this criteria may vary from zone to zone) as blocks within 6 m of the closest drill hole data Indicated resources are generally defined (note that this criteria may vary from zone to zone) as blocks between 6 to 36 m from the closest drill hole data. Inferred resources are defined (note that this criteria may vary from zone to zone) as those blocks greater than 36 m from the closest drill hole data, and up 7 m.

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Geologic solids are constructed from observed data collected during the core and chip logging processes, and from data acquired through the use of an infrared reflectance spectrometer. Geologic solids comprise rock types, oxidation, silica alteration, and intensity of argillic alteration. At Gap and La Yaqui, solids were also created for the clay species, interpreted from reflectance spectra data. Mineralized shapes within which gold estimation was conducted, were constructed from the occurrence of silica alteration, and argillic alteration intensity (Gap), and silica alteration, and alteration from infrared spectrometry (San Carlos and La Yaqui). In addition, the occurrences of logged breccia units at San Carlos were used to construct the mineralization envelope. Hard boundaries to gold estimation were also assigned to air, post mineral rocks and alluvial/colluvial material, and in some cases, faults. At San Carlos, solids were constructed for the post-mineral intermediate dykes, and applied as a hard boundary to estimation. In 2010, a complete re-modelling was done at Mulatos in order to bring all resource areas except San Carlos within one single model. In 2012 the alteration and oxidation geologic models were re-interpreted for the Estrella, East Estrella, Puerto del Aire, El Victor, and San Carlos areas. The model was re-estimated in these areas using the updated geologic controls with the OK method selected for disclosure.

In 2013, the alteration and redox models for the Estrella, East Estrella, Puerto del Aire, Puerto del Aire Extension, San Carlos, Mina Vieja, Escondida Extension, and El Realito areas were updated. All estimates were interpolated with the ordinary kriging technique with capped high-grade outlier composites. Original samples were composited to 3m lengths regularized by alteration units. The spatial continuity of grade was re-assessed with the additional drill holes from the 2013 campaign. Au, Ag, Cu, and ratio AuCN/Au estimates were carried out on 6m (X) x 6m (Y) x 9m (Z) blocks for all areas. To address the mineral resources and reserves of the underground mining portion at Escondida Extension and San Carlos, additional estimates were produced on a 3m x 3m x 3m block size. Underground voids at Mina Vieja and San Carlos were removed from the block models, while barren dykes were incorporated in the San Carlos model.

Escondida High Grade Zone

The following procedures were followed for initial modelling and estimation of the Escondida High Grade Zone. Drill hole samples were composited to 3.0 m before detailed geostatistical and spatial correlation studies were applied. High-grade samples were top cut to 120 g/t Au before compositing. A three-metre block was selected to best honour mineralization boundaries of the zone. Search radii were restricted to accommodate the coarse gold effect. Detailed statistical studies were made to compare core recovery to gold grade and core to RC samples. Core loss resulted in strong negative bias toward high-grade intervals due to the highest grades occurring in the most difficult material to recover. Statistical comparison of gold grades for core holes and RC drill holes within 4.5 m of each other indicate that core grade is approximately half of the average RC sample grade, primarily due to core loss and sample volume differences in a coarse gold environment. RC samples were drilled dry with a center return bit and are the highest confidence samples. Low-confidence core intervals were removed from the database used for grade estimation, and only RC composite samples were used for the final resource estimate. Twenty-three additional RC holes (1,784 m) were drilled into the Escondida Hanging Wall Zone during August and September 2006 to provide higher-confidence data where low-confidence core with poor recovery existed. Grade estimates in the Escondida Hanging Wall Zone were made using OK, inverse distance squared and inverse distance cubed methods, with the latter initially being selected as the method that best honoured the composite drill data. In 2009, after further testing and evaluation, the OK estimation method was adopted.

Reconciliation has shown the OK estimation method to be working, as no dilution or ore loss factors have been incorporated into the resource block models or to the mining reserve. The mining to date within the main pit (mining from 2004 has focused in the Estrella and Escondida areas of the pit) shows a positive reconciliation between the heap ore which has been processed through the crushing system and placed on the heap and the predicted tonnage and grade from the block model (on which the mineral reserve is based). Using the information provided by the mine staff from records which compare mined ore shipped to the crusher to the predicted ore from the block models (which have been updated with new information over the years), the ore tonnage shipped is 2 percent higher than predicted and the gold head grade is 7 percent higher, resulting in a 9.2 percent increase in ounces delivered to the heap. This is a comparison over almost eight years of mining during which there have been swings in the comparisons at different times of the mining history. It is recommended that these comparisons continue and additional detail by pit areas be included to determine if dilution or mine loss factors are needed in the future.

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Metallurgy

The Mulatos deposit and surrounding deposits are amenable to cyanidation and heap leaching, as determined by lab scale testing in the 2004 Feasibility Study. The 2004 Feasibility Study indicated that mineralized material varies from pure oxide to pure sulphide, with gold recovery typically varying from 55% to 90% as material grades from sulphide to oxide. The average recovery in the 2004 Feasibility Study was estimated to be between 72% and 74% for the Estrella Pit. Applying the modified recovery formulas to the block model has resulted in an estimated average recovery of 72.9%. Actual recoveries experienced since the commencement of operations have been below the 2004 Feasibility Study level of 72.9% as run-of-mine un-crushed material, coarse crushed material and an area of low-recovery material were stacked on the leach pad at various times since mine commissioning. The Company has completed a number of operational initiatives that have improved leach pad percolation and resulted in higher gold recoveries, including conveying and stacking ore on the leach pad, implementing a drum agglomeration process and closing the crushing circuit to reduce the crusher discharge size to as close to 100% passing 3/8 of an inch as possible. As a result, recoveries have improved significantly.

In 2011, the Company obtained the results of metallurgical testing completed on high-grade ore from San Carlos, which indicated that it is amenable to processing in the high-grade mill. Other ore types will be tested in 2012, including from El Victor and El Victor North.

In 2013, the Company achieved a combined (heap leach and milling) recovery rate of 73%. For 2014, the Company has budgeted a combined (heap leach and milling) recovery rate of 75% based on the block model indicated recoveries for the ore-types to be mined. Not all mineral deposits in the vicinity of the Mulatos Mine are amenable to economic heap leaching.

Mineral Resources

The 2004 Feasibility Study identified that the exploration programs completed by Alamos, Placer, Kennecott and Minera Real de Angeles had delineated measured and indicated resources of 62.2 million tonnes grading 1.51 g/t Au, totalling over 3 million ounces of gold. These resources were contained only in the Estrella, Mina Vieja and Escondida areas of the Mulatos deposit. The Gap, Puerto del Aire, El Victor and San Carlos portions were not included in this determination of mineral resources.

On March 20, 2007, the Company reported a revised global mineral resource for the Mulatos deposit as at December 31, 2006. The updated measured and indicated global resource inclusive of mineral reserves was 91.2 million tonnes grading 1.26 g/t Au (0.5 g/t cut-off), for 3.7 million contained ounces of gold. The Company also reported 14.5 million tonnes grading 0.99 g/t Au in the inferred category, for 0.5 million contained ounces of gold (0.5 g/t cut-off).

The mineral resource estimate as at December 31, 2007 included the El Victor area and measured and indicated resources (inclusive of mineral reserves) were reported at 96.3 million tonnes at a grade of 1.17 g/t Au at a 0.5 g/t cut-off, for 3.6 million contained ounces. The Company also reported 15.6 million tonnes grading 0.96 g/t Au in the inferred category, for 0.5 million contained ounces of gold at a 0.5 g/t cut-off.

The global mineral resource estimate for the Mulatos and El Victor deposits at December 31, 2008 (exclusive of mineral reserves) was 52.6 million tonnes grading 0.98 g/t Au for 1.7 million ounces of gold, representing a 14% decrease in measured and indicated ounces compared to 2007, due primarily to the conversion of previously reported measured and indicated resources at El Victor, and Puerto del Aire into reserves. Inferred mineral resources at December 31, 2008 comprised 32.6 million tonnes grading 1.00 g/t Au, for 1.0 million ounces of gold, at a 0.5 g/t Au cut-off.

In March 2010, the Company reported revised measured and indicated and inferred resources (exclusive of mineral reserves) as at December 31, 2009. At a 0.5 g/t Au cut-off, measured and indicated resource ounces increased 14% to 60.0 million tonnes grading 0.97 g/t Au, for 1.9 million contained ounces of gold. Inferred resource ounces decreased by 11% from the prior year end to 25.8 million tonnes at 1.12 g/t Au, for 0.9 million contained ounces.

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In March 2011, the Company reported updated mineral resources (exclusive of mineral reserves) as at December 31, 2010. Measured and indicated resources (0.5 g/t Au cut-off) increased 47% to 85.5 million tonnes grading 1.00 g/t Au, for 2.75 million contained ounces of gold. Inferred resource ounces decreased by 44% from the prior year end to 16.9 million tonnes at 0.93 g/t Au, for 0.51 million contained ounces. The increase in overall resource ounces was attributable to the inclusion of additional resources at San Carlos, Puerto del Aire and Escondida and the use of a higher gold price assumption.

In March 2012, the Company’s measured and indicated resources (exclusive of mineral reserves) as at December 31, 2011 consist of 81.8 million tonnes grading 1.01 g/t Au, for 2.64 million contained ounces of gold. The decrease of 123,000 ounces relative to the Company’s 2011 year end resource statement is primarily attributable to the conversion of measured and indicated resources into the mineral reserve category. Inferred resources were essentially unchanged from 2011, at 17.5 million tonnes grading 0.89 g/t Au, for 502,000 ounces of gold. Resources are reported for the first time for the El Realito, and Cerro Carricito projects, and separate resources for the San Carlos underground are also reported for the first time. Resources at Cerro Carricito and El Realito are presented at a 0.3 g/t Au cut-off grade, and underground mineral resources at San Carlos are presented at a 2.5 g/t Au cut-off. Resources at the Mulatos Mine are presented at a 0.5 g/t Au cut-off grade.

In March 2014, the Company’s measured and indicated resources at Mulatos (inclusive of satellite deposits, and exclusive of mineral reserves) as at December 31, 2013 consist of 2.52 million ounces.

Measured, indicated and inferred resources as at December 31, 2013 are summarized in the tables below:

Table 1 Mulatos Mine - Measured and Indicated Mineral Resources as at December 31, 2013[1,2,3,4]
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au

2.0	673	4.17	90,145	3,903	3.45	432,576	4,576	3.55	522,721

1.5	1,154	3.15	116,691	7,883	2.58	652,671	9,037	2.65	769,362

1.0	2,438	2.13	166,532	17,843	1.81	1,038,029	20,281	1.85	1,204,561

0.7	4,491	1.53	221,105	35,878	1.31	1,516,178	40,369	1.34	1,737,283

0.5	7,289	1.17	274,227	62,911	1.00	2,027,817	70,200	1.02	2,302,044

0.3	12,407	0.85	338,752	120,706	0.71	2,752,819	133,113	0.72	3,091,571

Table 2 Mulatos Mine – Inferred Mineral Resources [1,3,4] as at December 31, 2013
Cut-off	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au
2.00	527	3.44	58,204
1.50	1,162	2.51	93,575
1.00	2,320	1.86	138,741
0.70	4,689	1.34	201,429
0.50	9,690	0.95	295,803
0.30	19,380	0.67	418,171

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Notes for Tables 1 & 2:

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Mineral resources are presented exclusive of mineral reserves. Mineral resources are not mineral reserves and have not demonstrated economic viability.

Table 3 San Carlos Underground - Measured and Indicated Resources [4,6] as at December 31, 2013
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au
3.0	79	7.41	18,828	385	7.34	90,861	464	7.35	109,689
2.5	97	6.54	20,388	528	6.09	103,420	625	6.16	123,808
2.0	127	5.54	22,629	717	5.07	116,781	844	5.14	139,410

Table 4 San Carlos Underground – Inferred Mineral Resources [4,6] as at December 31, 2013
Cut-off	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au
3.0	7	6.39	1,439
2.5	8	5.79	1,488
2.0	11	5.01	1,771

Table 5 Carricito - Measured and Indicated Mineral Resources [5,6] as at December 31, 2013
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au
2.0	2	2.69	173	28	2.27	2,042	30	2.30	2,215
1.5	5	2.05	330	126	1.86	7,535	131	1.87	7,865
1.0	14	1.52	683	338	1.45	15,790	352	1.46	16,473
0.7	28	1.17	1.056	601	1.18	22,820	629	1.18	23,876
0.5	45	0.95	1,370	983	0.95	30,151	1,028	0.95	31,521
0.3	58	0.82	1,535	1,297	0.82	34,152	1,355	0.82	35,687

Table 6 Carricito – Inferred Mineral Resources [5,6] as at December 31, 2013
Cut-off	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au
2.0	1	2.02	65
1.5	80	1.76	4,517
1.0	183	1.43	8,396
0.7	359	1.13	13,089
0.5	600	0.92	17,651
0.3	900	0.74	21,528

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Table 7 El Realito - Measured and Indicated Mineral Resources [5,6] as at December 31, 2013
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au
2.0	31	3.04	3,029	120	2.94	11,358	151	2.96	14,387
1.5	46	2.6	3,845	203	2.44	15,938	249	2.47	19,783
1.0	72	2.12	4,901	474	1.75	26,730	546	1.80	31,631
0.7	116	1.62	6,046	898	1.31	37,909	1,014	1.35	43,955
0.5	146	1.42	6,642	1,216	1.13	44,139	1,362	1.16	50,781
0.3	178	1.23	7,056	1,403	1.03	46,597	1,581	1.06	53,653

Table 8 El Realito – Inferred Mineral Resources [5,6] as at December 31, 2013
Cut-off	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au
2.0	0	-	0
1.5	2	1.63	105
1.0	6	1.38	267
0.7	51	0.89	1,451
0.5	76	0.79	1,938
0.3	91	0.73	2,139

Notes for Tables 3-8:

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,400/oz gold price, 55o pit slopes, and a $2.52/t mining cost, $9.11/t process + G&A cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Mineral Reserves

Mining of the Mulatos deposit from the commencement of production to the end of 2008 was focused on the Estrella Pit. The 2004 Feasibility Study estimated mineral reserves in the Estrella Pit of 1.92 million contained ounces using a gold price assumption of $350 per ounce. At December 31, 2006, mineral reserves in the Estrella Pit were 31.9 million tonnes at a grade of 1.64 g/t Au for total contained ounces of 1.7 million contained ounces. At December 31, 2007, the Company reported proven and probable mineral reserves in the Estrella Pit of 1.3 million contained ounces (24.3 million tonnes at a grade of 1.68 g/t Au), calculated at a gold price of $600 per ounce of gold.

At December 31, 2008, the proven and probable mineral reserve estimate was 47.7 million tonnes at a grade of 1.35 grams per tonne gold for 2.1 million ounces of contained gold, representing a significant increase in mineral reserves compared to 2007. The 2008 updated mineral reserve estimate was calculated using a $700 per ounce gold price and

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incorporated not only the Estrella Pit, but also the Escondida, part of Puerto del Aire (“PdA”), El Salto and Mina Vieja areas which were consolidated and reported as part of the “Mulatos pit”, and El Victor which is reported separately as the “El Victor pit”. Reserves at PdA and El Victor were reported for the first time in 2008. The life-of-mine model for the Mulatos pit at December 31, 2008 had a waste-to-ore ratio of 1.60:1, and the El Victor pit had a 1.23:1 waste-to-ore ratio.

The Company reported proven and probable mineral reserves of 61.6 million tonnes grading 1.21 g/t Au for a total of 2.4 million contained ounces as at December 31, 2009. This represented an increase in mineral reserve ounces of 17% over mineral reserves reported as at December 31, 2008. The increase is attributable to a number of factors. Initial mineral reserves at La Yaqui and Cerro Pelon resulted in adding over 0.2 million contained ounces to mineral reserves. In addition, applying a higher gold price assumption in the calculation of mineral reserves resulted in reducing the planned mining cut-off grade, and converting material previously classified as waste to ore.

The Company reported proven and probable mineral reserves of 58.5 million tonnes grading 1.27 g/t Au for a total of 2.39 million contained ounces as at December 31, 2010, similar to the number of proven and probable reserve ounces in the previous year. The inclusion of mineral reserves at San Carlos, incorporating new zones at Escondida and the use of a higher gold price assumption resulted in increases to proven and probable reserves, which were offset by the number of contained ounces mined during 2010.

The Company reported proven and probable mineral reserves of 65.0 million tonnes grading 1.14 g/t Au for a total of 2.39 million contained ounces as at December 31, 2011, consistent with proven and probable mineral reserve ounces in the previous year. The inclusion of additional reserves at the El Victor pit and the use of a higher gold price assumption resulted in increases to proven and probable reserves, which were offset by the number of contained ounces mined during 2011.

The Company’s proven and probable mineral reserves consist of 68.8 million tonnes grading 1.07 g/t Au for a total of 2.37 million contained ounces as at December 31, 2012, consistent with proven and probable mineral reserve ounces in the previous year. The inclusion of additional mineral reserves at El Salto and the El Victor areas, and the use of a higher gold price assumption resulted in increases to proven and probable reserves, which offset ounces mined during 2012. A change from open pit to an open pit and underground plan for San Carlos resulted in a 13,000 ounce decrease in attributable proven and probable mineral reserves.

On March 31, 2014, the Company reported proven and probable mineral reserves consisting of 54.77 million tonnes grading 1.15 g/t Au for a total of 2.03 million ounces at December 31, 2013. The use of a lower gold price contributed to a decrease of 14% over the previous year.

Proven and probable reserves as at December 31, 2013 are summarized in the table below:

PROVEN AND PROBABLE RESERVES [1,2,3,4,5,6,7,8,9] As at December 31, 2013
RESERVE AREA	Proven [2]			Probable [2]			Proven + Probable [2]
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000)	(g/t Au)	Ounces	(000)	(g/t Au)	Ounces	(000)	(g/t Au)	Ounces
Mulatos Mine [3,4,5]	6,700	1.10	235,940	38,353	0.90	1,109,282	45,053	0.93	1,345,222
UG Reserve[6,7]	201	7.84	50,639	760	6.90	168,646	961	7.10	219,285
Existing stockpiles	4,508	1.68	243,640				4,508	1.68	243,640
La Yaqui [8]				1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon [9]				2,673	1.64	140,525	2,673	1.64	140,525
TOTAL	11,409	1.45	530,219	43,360	1.08	1,498,279	54,769	1.15	2,028,498

(1)

The Company’s mineral reserves as at December 31, 2013 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements.

(2)	Tonnes are rounded to the closest “000s” and grades are rounded to the closest “0.00“s.

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(3)	The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(4)

Mineral reserve cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block. The determination was based on a $1,250 per ounce gold price, a December 31, 2013 resource and recovery model, and the 2014 budget costs based on the actual cost figures from current mining operations.

(5)	Pit-contained mineral reserves for the San Carlos include 2,009,000 tonnes grading 0.77 g/t Au for 49,460 ounces.
(6)	Underground reserves are design-contained and reported at a 2.5 g/t Au cut-off grade, with a 5% mining loss and 10% dilution.
(7)	Underground reserves include 32,000 tonnes at Escondida Deep, grading 9.48 g/t Au for 9,758 ounces, and 929,000 tonnes at San Carlos grading 7.02 g/t Au for 209,527 ounces
(8)

Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on an $800 per ounce gold price, a May 2009 resource model, gold recovery from mining operations, and the 2010 budget costs based on the actual cost figures from mining operations.

(9)

Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on an $800 per ounce gold price, a November 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from mining operations.

Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios as of December 31, 2013[1]
Project	Waste-to-Ore Ratio
Mulatos Mine	1.04
Cerro Pelon Pit	2.13
La Yaqui Pit	0.16
San Carlos Pit	1.71

(1)

The life-of-mine waste-to-ore ratio for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, and El Victor areas. San Carlos open pit waste-to-ore ratio is presented separately.

Qualified Person(s) Disclosure

The independent Qualified Person for the NI 43-101 compliant mineral reserve estimate is Herb Welhener, Vice President of Independent Mining Consultants Inc. of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared the mineral resource estimation for the Mulatos Mine (updates of the San Carlos, Estrella, East Estrella, Mina Vieja, and Escondida areas). Kristen Simpson, Chief Resource Geologist, prepared the mineral resource estimation of the Puerto del Aire and El Realito deposits. Mark Odell, Principal, Practical Mining LLC, was responsible for the presentation of the underground reserves in the Escondida-Gap and San Carlos areas. All are recognized as Qualified Persons according to the requirements of NI 43-101. Exploration programs at Mulatos are directed by Ken Balleweg, P.Geo., B.Sc., M.Sc. Geology, Alamos’ Exploration Manager – Mexico, a Qualified Person as defined by NI 43-101. Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are outlined in the respective news releases for these areas, and in the Mulatos December 2012 technical report available at www.sedar.com.

Mining Operations

The Company announced commercial production effective April 1, 2006. In 2013, the Company reported gold production from the Mulatos Mine of 190,000 ounces and expects production of between 150,000 and 170,000 ounces in 2014. Based on current proven and probable reserves and current throughput rates, the Company has an expected mine life of approximately eight years. Initial capital costs incurred to construct the project have been recovered, however, the Company is investing further in its current heap leach operations to improve recoveries and throughput, and in a planned mill expansion in order to increase global production.

Gold production of 190,000 ounces in 2013 decreased 5% compared to 200,000 ounces in 2012. The table below outlines key production indicators for each quarter of 2013 and for the full year 2012.

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Production summary	Q1 2013	Q2 2013	Q3 2013	Q4 2013	YTD 2013	YTD 2012

Ounces produced (1)	55,000	53,000	43,000	39,000	190,000	200,000

Crushed ore stacked on leach pad (tonnes) (2)	1,568,400	1,552,000	1,610,000	1,598,600	6,329,000	5,646,000
Grade (g/t Au)	1.25	1.10	0.99	0.96	1.07	1.19
Contained ounces stacked	63,100	54,800	51,300	49,300	218,500	216,000

Crushed ore milled (tonnes)	45,600	46,000	46,900	50,800	189,300	176,500
Grade (g/t Au)	6.59	10.94	6.73	3.46	6.84	12.49
Contained ounces milled	9,600	16,200	10,100	5,700	41,600	70,900

Ratio of total ounces produced to contained ounces stacked and milled	76%	75%	70%	71%	73%	70%

Total ore mined (tonnes)	1,509,000	1,900,000	1,777,000	1,843,000	7,029,000	5,786,000
Waste mined (tonnes)	702,000	907,000	992,000	784,000	3,385,000	3,360,000
Total mined (tonnes)	2,211,000	2,807,000	2,769,000	2,627,000	10,414,000	9,146,000

Waste-to-ore ratio	0.46	0.48	0.56	0.46	0.48	0.58

Ore crushed per day (tonnes) – combined	17,900	17,600	18,000	17,900	17,900	16,000
(1)	Reported gold production for Q4 2013 and YTD 2013 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.

Lower gold production in 2013 relative to 2012 was primarily attributable to lower grades mined and processed. In 2013, the grade of ore stacked on the heap leach pad of 1.07 g/t Au was 10% lower than in the prior year, and the grade of ore milled of 6.84 g/t Au was 45% lower than in 2012. These lower grades, were partially offset by higher throughput and increased recoveries.

The following table compares costs per tonne for each quarter of 2013 and the full 2013 and 2012 years:

Costs per tonne summary	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2013	2012
Mining cost per tonne of material (ore and waste)	$2.74	$2.30	$2.24	$2.27	$2.37	$2.77
Waste-to-ore ratio	0.46	0.48	0.56	0.46	0.48	0.58
Mining cost per tonne of ore	$4.01	$3.40	$3.49	$3.23	$3.51	$4.38
Crushing/conveying cost per tonne of ore	$2.20	$2.54	$2.15	$2.34	$2.30	$2.32
Processing cost per tonne of ore	$4.02	$4.53	$4.80	$4.83	$4.55	$3.77
Mine administration cost per tonne of ore	$2.05	$2.39	$2.42	$2.44	$2.33	$1.92
Total cost per tonne of ore	$12.28	$12.86	$12.86	$12.84	$12.69	$12.39

Total cost per tonne of ore in 2013 of $12.69 increased 2% compared to 2012, as higher processing and administrative costs were partially offset by lower mining costs per tonne.

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Mining cost per tonne of material was $2.37 in 2013, 14% lower than $2.77 in 2012, as a result of higher throughput which had the effect of lowering fixed costs, including salaries, on a per tonne basis. The mining cost per tonne of ore was $3.51 in 2013, 20% lower than $4.38 per tonne in 2012, mainly attributable to a lower waste-to-ore ratio.

Crushing and conveying cost per tonne of ore was $2.30 in 2013, in line with 2012. Higher diesel costs were offset by higher throughput in 2013.

Processing costs per tonne of ore in 2013 were $4.55 compared to $3.77 in 2012, a 21% increase. Higher processing costs in 2013 relative to the same period of 2012 were the result of higher input costs, including cyanide, lime and diesel, as well as lower silver by-product credits in 2013.

Mine administration costs per tonne of ore in 2013 increased 21% relative to 2012, as a result of payroll, legal, and other administrative cost increases.

Cash operating costs of $426 per ounce of gold sold in 2013 was in line with the Company’s full year guidance, and 20% higher than $355 per ounce reported in 2012. This increase is primarily attributable to lower grades mined and milled in 2013 compared to 2012.

Outlook

The Company anticipates producing between 150,000 and 170,000 ounces of gold in 2014. The lower gold production planned for 2014 relative to 2013 is primarily attributable to the lower budgeted grade for the mill feed of 5.3 g/t Au in 2014 due to the transition to Escondida Deep and San Carlos in 2014, as well as a lower budgeted grade stacked on the leach pad of 0.85 g/t Au compared to 1.07 g/t Au in 2013. The Company expects to transition to underground mining at Escondida Deep in the second quarter and then to San Carlos in the second half of 2014. With the transition to San Carlos, the Company expects to increase mill throughput rates to an average of 700 tpd in 2014 to help offset the decrease in grade. Underground throughput rates at San Carlos are expected to gradually ramp up to the expanded mill capacity through the second half of the year.

Looking beyond 2014, the Company expects development of the Cerro Pelon and La Yaqui satellite deposits to bring on additional low cost production which will help drive annual production closer to the level achieved in 2013. Both deposits are higher grade than Mulatos and could add annualized production of between 60,000 and 70,000 ounces. The Company continues the legal process to obtain the necessary surface rights to these areas, which is expected to be resolved within 6 months. In the interim, the Company is continuing negotiations with the land owners in an attempt to resolve differences in value expectations prior to the expropriation decision. It is expected that permitting and construction will take 18 months to complete after securing the necessary land access rights.

The 2014 Mulatos capital budget is $43.5 million. Sustaining capital spending is forecast to be approximately $13.2 million in 2014, a reduction from 2013 spend. Development spending of $30.3 million in 2014 will be focused on development of the San Carlos and Escondida Deep areas, in order to access high-grade ore to provide additional gravity mill feed..

The Company’s mineral reserve and resource update was released at the end of the first quarter of 2014. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the life of the Escondida and San Carlos high-grade deposits.

AGI DAGI AND KIRAZLI PROJECTS IN TURKEY

On January 6, 2010, Alamos announced the acquisition of 100% of the Agi Dagi and Kirazli Projects from Teck Resources Limited (“Teck”) and Fronteer Development Group (“Fronteer”) pursuant to the terms of the Fronteer Teck Agreement, and paid US$40 million cash and issued 4,000,000 common shares to Teck (as to 60%) and Fronteer (as to 40%). The common shares were issued on a private placement basis and were subject to a four-month hold expiring May 6, 2010. In addition to statutory compensation that may apply to the projects, a third party has a 2% Net Smelter Return Royalty on production from the Agi Dagi Project.

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The projects are legally owned and managed by Kuzey Biga Madencilik San. Tic. A.Ş. (“Kuzey Biga”) and Doğu Biga Madencilik San. Tic. A.Ş. (“Dogu Biga”), both 100%-owned Turkish subsidiaries of the Company. The company completed a Technical Report for the projects on March 12, 2010. The report was prepared by KD Engineering from Tucson, Arizona an independent Qualified Person as defined in NI 43-1010. The report can be reviewed on SEDAR at www.sedar.com under the Company’s profile.

Project Description and Location

Location

The Turkish projects include the Agi Dagi and Kirazli advanced-stage development projects in Turkey and the early stage Çamyurt Project, located approximately 3 kilometers from Agi Dagi. Kirazli is situated 25 km to the northwest of Agi Dagi, with both projects located in the Çanakkale Province in the Biga Peninsula of northwestern Turkey, some 250 km by air southwest of Istanbul or 800 km west of Ankara, Turkey’s capital. The Company maintains an administrative office in Ankara, Turkey, and exploration offices in Etili and Sogutalan, both small towns located in the Biga District of Turkey. These offices support all activities for the Agi Dagi and Kirazli Projects.

Ownership

Mineral rights for all concessions comprising the Turkish assets are controlled by Kuzey Biga and Doğu Biga, Turkish subsidiaries of the Company. As all projects are located in a forestry reserve, surface rights are controlled by the State government of Çanakkale.

Mining Concessions

The Agi Dagi property currently consists of a total of 10,514 hectares of mineral tenure in fifteen contiguous operation and exploration licenses covering a prominent ridge with 900 m of relief and includes the Çamyurt Project. Subsequent to December 31, 2011, the Company acquired an additional 5,171 hectares in three concessions at Agi Dagi through auction.

The Kirazli property consists of 1,541 hectares of mineral tenure in two contiguous licenses covering a prominent northwest trending ridge with 500 m of relief. One concession is classified as an operating license, and the other is an exploration license.

Permits

The Company is permitted to explore and operate the properties and has obtained the required surface rights to carry on its activities. From time to time, the Company acquires additional temporary surface rights and work permits (forestry permits and others) to continue its work over the targets.

Status of Forestry Permits required for Drilling Activities

In order to conduct drilling or somewhat disruptive exploration activities on concessions within State Forest land in Turkey, valid permits are required from the General Directorate of Forestry of the Ministry of Environment and Forestry. In January, 2009 certain provisions concerning the existing Mining Law were challenged and subsequently annulled. As a result of the annulment, the grant of permits for the use of forestry lands for mining activities was suspended. An amending regulation became effective upon its publication in the Official Gazette No. 27324 on August 19, 2009 (the “Amending Regulation”), and the Ministry of Environment provided that until a new arrangement is made, the allocation of forestry lands to mining activities will be made pursuant to the provisions of the forestry legislation. Accordingly, issuance of forestry permits was re-established during the suspension of implementation of the Mining Activities Permitting Regulation. Following this, on or about January 11, 2010, the Amending Regulation was challenged, and the High Administrative Court suspended the implementation of the Amending Regulation until a final decision is rendered regarding the merit of the lawsuit. The Amendments to the Mining Law were finally approved by the Turkish Grand National Assembly on 10 June 2010 and published in the Official Gazette No. 27621 dated 24 June 2010.

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The new Forest Permitting Regulation regulating the use of forestry lands for mining activities basically became effective as of the date of the new mining law ratification, and thus, the forestry permits can be, and were, issued for exploration activities as per the relevant provisions of the Forest Permitting Regulation.

As existing permits were unaffected by the suspension of the Amending Regulation, the Company was not restricted from drilling under its existing forestry permits during 2010 and 2011, including using permitted drill roads and drill pads. New forestry permits were applied for and issued during 2010 and 2011 and drilling was unaffected from the date of the new mining law ratification. From time to time, and depending on its activities, the Company will need to apply for new forestry permits. No new forestry permits have been denied to date. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary forest permitting it requires for its proposed mining activities.

New Mining Law

In addition to changes in the forest permitting regulations, a new Mining Law was enacted in Turkey in 2010 which imposed new deadlines on concession holders. Specifically as a result of the changes in the Mining Law, the Company is required to obtain final EIA approval and key permits on its Turkey concessions by certain stipulated deadlines in order to maintain its concessions it good standing. The specific deadlines for obtaining EIA approval and key permits for each project concession in Turkey vary slightly in time. The Company has implemented plans to obtain all necessary permits prior to these deadlines and views the risk of not meeting the deadlines as low. If these deadlines are not met due to unforeseen delays, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions will remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or if unable to meet such deadlines that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company’s ability to control and continue to develop its Turkish projects.

Royalties

A 2% Net Smelter Return Royalty in favour of Franco Nevada Corporation is registered against the Agi Dagi property (which includes a portion of the Çamyurt Project). In addition, there is a 2% royalty payable to the Turkish government, with allowable deductions reducing the royalty to a net rate of approximately 1.5% of revenues.

Environmental Liabilities

The Company abides by all Turkish environmental regulations and laws, and follows all recognized environmental preventive procedures associated with normal operation of exploration projects, and operates within environmental standards typical of Canadian mining companies. The Company is not aware of any environmental liabilities currently outstanding related to the properties.

Social Issues

The Company has a comprehensive Sustainability Policy which includes routine communications with all levels of stakeholders, including our host and neighbouring communities as well as various levels of government. The Company provides significant socio-economic benefits to local residents including employment opportunities, economic diversification initiatives, potential infrastructure development, and planned purchasing of goods and hiring of local contractors.

Access, Climate, Communication, Power

The Kirazli Project is accessible by a 3 km dirt road from the village of Kirazli which is in turn located 40 km south of the regional capital of Çanakkale. The Agi Dagi Project is accessible by forestry roads from the village of Sogutalan from the north, Karakoy from the west, and Kizilelma from the south. Agi Dagi is approximately 65 km from the regional capital of Çanakkale, and 25 km to the southeast of the Kirazli. Kirazli is located approximately 1.5 km south of the Kirazli Village, Çanakkale Province, northwestern Turkey. Access from Çanakkale, the nearest large population centre (population 78,000) and provincial capital, to the Kirazli Village is via 40 km of a paved two lane road. Access from the Kirazli Village to the project area is along a 3 km well maintained dirt road which provides access to some of the smaller villages.

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Kirazli forms one of the most prominent hills in the region with a maximum elevation of 811 m. Relief in the area is approximately 250 m with slopes generally not exceeding 25-30 percent. Vegetation consists of mostly scrub oak and various shrubs up to 3 m in height with isolated stands of 20 to 30 year old pines also present. Large areas along the western side of the property have been stripped of the vegetation and replanted with pine seedlings. Kirazli is generally windy, particularly from fall through spring. Agi Dagi is a prominent topographic high trending in a northeast direction for a distance of 5 km. The elevation of the ridge line varies from greater than 900 m at the southwest end to about 700 m at the northeast end. The property can be reached by village and forestry roads from the town of Çan.

The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state. This region has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. Temperatures range from 15 to 35 degrees Celsius in the summer season and 5 to minus 10 degrees Celsius in the winter months. The annual rainfall is approximately 30 cm, generally falling as mixed rain and snow in late fall and winter.

History

This section is intended to provide a brief history of project activities since the Company acquired the projects in early 2010. A complete detailed outline of historical project activities is provided in the Scoping Study, filed on SEDAR on March 29, 2010 and available at www.sedar.com under the Company’s profile.

Following acquisition on January 6, 2010, the Company initiated comprehensive exploration and engineering programs on the projects with the objective of completing the preliminary feasibility study in June, 2012. Total exploration expenditures at Agi Dagi and Kirazli in 2010 and 2011 amounted to $14.5 million. A total of 51,200 m of drilling in 303 holes was completed in 2010 and 2011, in addition to metallurgical and geotechnical engineering studies that were conducted in the same period. Further details on drilling and engineering activities in 2010 and 2011 are provided below.

Geological Setting

The Agi Dagi and Kirazli deposits are epithermal, high-sulfidation, disseminated gold systems, hosted within Miocene undifferentiated heterogeneous volcanic assemblage of dacitic to andesitic composition. They are associated with a large hydrothermal alteration zone that covers more than 10 square km. Gold mineralization is closely associated with silicic and advanced argillic alteration occurring near the upper contact of the volcanic sequence.

Both the regional and local geology for Agi Dagi and Kirazli are detailed in the technical report, available at www.sedar.com under the Company’s profile.

Engineering and Development Work

Engineering and development activities since acquisition in early 2010 have focused on assembling the team of consultants required to assist in the studies and testing required to support both the Scoping Study and preliminary feasibility study.

Early in 2010, the Company established an administrative office in Ankara, the capital of Turkey, and developed a team of community relations, permitting, development and administration personnel. A number of studies were initiated and/or undertaken in 2010 to support technical reports and the preliminary feasibility study. These projects are listed below:

-	Metallurgical testing
-	Geo-technical analysis and seismic studies
-	Leach pad and waste dump design

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-	Pit slope stability analysis and design
-	Mine planning and design
-	Environmental impact assessment studies and testing

Further, in 2010 the Company’s engineering and development team implemented a planned organization structure, established a government liaison and stakeholder engagement plan, joined the Turkish Gold Mining Association and developed a new office complex in Etili.

In 2011, due to the significant increase in measured and indicated resources, the Company resized the scale and scope of the projects, requiring additional geotechnical drilling and engineering which extended the completion deadline of the preliminary feasibility study to the second quarter of 2012.

Alamos filed with the Canadian securities regulatory authorities a technical report pursuant to NI 43-101F1 with respect to the Kirazli Project and the Agi Dagi Project entitled “NI 43-101 Technical Report Kirazli & Agi Dagi Gold Project” with an effective date of June 30, 2012. The highlights of this report are summarized under “Agi Dagi and Kirazli Projects”, above. At the same time, the Company reported an initial inferred mineral resource estimate of 640,000 ounces at Çamyurt. Inclusion of the Çamyurt resource in a development scenario represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects.

In addition to completing a preliminary feasibility study, the Company is in the process of completing final EIAs for each of the Agi Dagi, Kirazli and Çamyurt Projects. The Company submitted the final EIA for Kirazli in Q4 2012, and in August 2013, the Company received an EIA Positive Decision Certificate for Kirazli from the Ministry of the Environment and Urbanization (the “Ministry”). The EIA for Agi Dagi has been submitted and is currently under review. In January 2014, the Canakkale Administrative Court in Turkey (the “Court”) issued an injunction order to the Ministry regarding its approval of the EIA for the Company’s Kirazli project, on the basis that it failed to assess the “cumulative impacts” of the Kirazli project in conjunction with other potential mining projects in the region. Given that there had not previously been any requirement to include such an assessment in such an EIA report, the Ministry is formally challenging the Court’s decision to temporarily revoke the EIA on this basis. A hearing on the merits of the claim which formed the basis for the injunction is expected to take place within 6 months. In the interim, the Company will amend its EIA for the Kirazli project to account for the cumulative impact of potential surrounding projects in the event that a revised EIA is required.The Court’s basis for the injunction does not relate to concerns with any technical aspect of the Kirazli project.

With the Company already awaiting forestry and operating permits and given the recent political developments in Turkey, including criminal corruption investigations implicating several Government officials, as well as local and federal elections upcoming during the year, the Company does not expect the injunction to significantly alter the development timeline for the Kirazli project.

In 2013, total development expenditures in Turkey were $18.1 million, of which $17.8 million was capitalized. Spending in 2013 was focused primarily on engineering, permitting and community relations activities.

Mineralization

The principal model for gold mineralization at the Agi Dagi and Kirazli Gold Properties is a high sulphidation, epithermal gold deposit. Premier examples of this kind of deposit in the world are Yanacocha, Pierina and Alto Chicama in Peru. Most high-sulfidation deposits are large, low grade bulk-tonnage systems (Yanacocha), though vein-hosted high sulphidation deposits also occur (El Indio).

At Kirazli, gold mineralization is hosted within heterolithic phreatomagmatic/phreatic breccia bodies cutting through Miocene-age andesitic tuffs. Mineralization can generally be subdivided into two main types: A low-grade gold zone underlies much of Kirazli Dagi, broadly enveloping the high-grade gold zones. This low grade mineralization occurs both above and below the zone of supergene oxidation (redox boundary). The wide spread, low grade mineralization is interpreted to be early and may be associated with the broad epithermal alteration that resulted in the chalcedonic silica (the second silica event). Four elongate bodies of high-grade gold mineralization occur in the advanced argillic zone overlapping slightly the bottom of the 1 km-long silica cap and the silica roots. High-grade gold mineralization also shows a strong spatial relationship with the margins of heterolithic breccia bodies. These bodies transect the redox boundaries.

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At Agi Dagi deposit, gold mineralization is associated with felsic volcanic rocks of Miocene age and a northeast trending silica cap rock about four km by two km in extent which forms a topographic high 700 to 900 meters in relief. The gold mineralization is disseminated and associated with intensely silicic alteration comprised of oxidized vuggy silica overprinting brecciated rocks hosted in volcanic felsic to intermediate tuffs and occasionally phreatic breccia bodies. Hydrothermal breccias (crackle, jigsaw, hydrothermal) are most common. Pyrite is the most abundant primary sulfide mineral associated with gold in the sulphide rocks. Trace to minor amounts of enargite, covellite, galena, and molybdenum are present locally. Five main zones of gold mineralization are present at Agi Dagi: the Baba, Ayi Tepe, Fire Tower, Ihlamur and Deli Zones.

Minable resources have been generated for the Baba and Deli zones of the Agi Dagi deposit, and have also been developed for the Fire Tower zone. The Baba, Fire Tower and Deli zones occur along the east side of the NE-SW trending mountain ridge, corresponding to silicified dacite and phreatic breccia that may fill a paleo-basin in dacite and feldspar poropyritic andesite. Gold mineralization is continuous between Baba and Deli through Fire Tower, a strike distance of over 4 km.

The Ayi Tepe and Ihlamur zones are on a sub-parallel trend to the north. Mineralization along the Ayi Tepe – Ihlamur trend has only been sporadically drilled. The north part of Baba hill is composed of phreatic breccia and dacite flows and tuffs cutting andesites within a northeast trending, 500 meter wide paleo-basin filled with dacite flow and tuff. Ayi Tepe hill is underlain by the same geological units in the same relation as Baba. These two basins are elongated towards the northeast along the length of Agi Mountain. As the andesites are principally argillic altered and weather recessively compared to dacites, they generally occur in topographic lows between the silicified ridges.

Gold mineralization in the main part of the Baba zone is spatially associated with the matrix-supported heterolithic phreatic breccia body cutting low dipping dacite tuffs overlying andesite flows. Silicic alteration (often vuggy and/or crackle-brecciated) overprints breccia and the dacite. Gold mineralization largely occurs within the breccia body, extending into the dacite tuffs. Some lower-grade mineralization also occurs in oxidized porphyritic andesite adjacent to the phreatic breccia. The bulk of gold mineralization occurs within the oxide zone. The Deli hill is composed of a phreatic breccia pipe cutting through andesites forming a kilometer wide paleo-basin composed. Ihlamur occurs to the north of the Deli zone on Deli hill, where gold mineralization is hosted in the second NE-SW trending paleo-basin along Agi Dagi mountain dacite is present.

Exploration Work Summary

During 2010, the Company completed 22,611 m of drilling in 148 drill holes, completed geological re-modelling and initiated preliminary feasibility stage engineering studies. Subsequent to year end, the Company provided an updated resource estimate for these projects. In 2011, the Company completed 28,600 m of drilling in 155 holes focused on infill and extension drilling of known zones of mineralization. An updated mineral resource estimate was released in September 2011 based on drilling completed to the end of March 2011. An additional resource estimate was reported in March 2012 based on drilling completed to September 2011.

The principal objectives of 2010 and 2011 exploration programs in Turkey was to further assess the geological controls of gold mineralization while confirming the mineral resources that were previously disclosed, in addition to improving core recovery compared to historic drilling. The results of the exploration program in Turkey have been successful with respect to substantially improving drill recoveries, in addition to corroborating and/or improving historical drill results.

In 2012, the Company expended $9.1 million on exploration activities in Turkey and successfully completed 165 core drill holes totaling 30,478 m. This drilling included 22 drill holes that were for engineering purposes that were focused on geotechnical and hydrological studies.

The work program for 2013 included 22,629 m of core and reverse circulation drilling focused primarily on the Camyurt deposit (definition drilling) to bring the resources into the measured and indicated resource categories. The reduction in the work program meant the Company could not complete the conversion of mineral resource ounces into mineral reserves. However, the company was successful in converting 510,000 ounces from Inferred mineral resources into the Measured and Indicated categories at Camyurt. As well, Greenfields exploration work occurred on the Company’s Iri, Kale, and Catalkaya targets.

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Drilling statistics for 2013 and project-to-date are presented below:

2013 Core Drilling

Zone Drilled	Drill Holes Completed (Year)	Drill Holes Completed (Project)	Drilling Year (m)	Drilling Project (m)
Babadag	0	149	0	27,152.18
Delidag	2	148	400.00	27,131.30
Agi Dagi infrastructure	0	54	0	1,087.50
Ayi Tepe	0	60	0	15,944.28
Fire Tower	0	102	0	29,418.64
Çamyurt	5	153	2,998.04	27,938.00
Ilhamur	5	24	582.50	3,761.00
Tavsan Tepe	0	6	0	700.80
TOTAL Agi Dagi	0	696	0	132,132.70
Kirazli	15	235	2,857.30	39,210.10
Kirazli infrastructure	0	19	0	384.05
Polimetal	0	4	0	533.00
Rockpile	0	14	0	2,781.90
TOTAL	27	968	6,837.84	175,041.75

2013 Reverse Circulation Drilling

Zone Drilled	Drill Holes Completed (Year)	Drill Holes Completed (Project)	Drilling Year (m)	Drilling Project (m)
Babadag	-	69	-	8,361
Delidag	-	62	-	5,339
Ayi Tepe	-	5	-	515
Fire Tower	-	21	-	2,521
Çamyurt	29	29	15,791.01	15,791.01
Ilhamur	-	3	-	422
Tavsan Tepe	-	9	-	554
TOTAL Agi Dagi	-	169	-	17,711
Kirazli	-	24	-	3,275
TOTAL	29	193	15,791.01	20,985

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Exploration work programs in Turkey are being reviewed by Vice President, Exploration for the Company, Mr. Jason Dunning, M.Sc., P.Geo., who is also responsible for on-site activities. Mr. Dunning is a Qualified Person within the meaning of NI 43-101.

Agi Dagi Results (Baba and Deli Zones)

The Agi Dagi deposit is comprised of two principle zones, Deli and Baba. These two key areas of gold mineralization are connected by a significant exploration target known as the Fire Tower area where there is wide-spread advanced argillic and silici alteration facies. This trend is known to have a strike length of at least 4,300 m along a northwest-southeast trend. Hydrothermal alteration is presented as two parallel trends of advanced argillic and silic alteration facies.

Metallurgical, geotechnical, and infill core holes completed at the Baba and Deli zones have generally confirmed both expected grades and thicknesses. Additionally, a number of the new holes exceeded expectations relative to the March 2010 block model. Of particular interest is infill hole 10-AD-387, drilled at the northern limit of the main proposed pit at the Baba target in an area previously recognized as “barren”. This drill hole appears to link mineralization between two of the Baba preliminary pits.

Twin holes drilled to-date have indicated an increase in grade correlating with an increase in core recovery. For example, 10-AD-366, a core hole with much better recoveries than its historic twin AD-152, shows a significant increase in gold content. The composite in 10-AD-366, with 83% core recovery, is 5.0 g/t Au over 14.8 m, while the equivalent composite in the previous operator’s hole with core recovery of 33% returned 0.3 g/t Au over 15.8 m.

In 2011, the Company began drilling at Agi Dagi deposit in March. A total of 17,106 m of drilling was completed in 88 core holes. The results at Agi Dagi deposit have continued to improve relative to historical drilling results.

In 2012, drilling results continued to be positive with the successful coring of 18 drill holes at Deli zone totaling 3,155 m, and 2 drill holes at the Baba zone totaling 528 m.

In 2013, 2 core drill holes were completed on the Agi Dagi property. Once permitting has been re-established, exploration and definition drilling will continue.

Fire Tower

The Fire Tower target is an area of favorable geology that is contiguous with the Baba zone, which is part of the Agi Dagi deposit, which also includes the Deli zone. At the Fire Tower target, 24 core drill holes were successfully completed totaling 7,834 m with a portion of this area included in the year-end, 2011 mineral resource and reserve statement. However, it is important to note the Fire Tower target was not included in the June 2012 Pre Feasibility Study, as it only contained Inferred mineral resources. The upgrading of the mineral resources in this area will only benefit the overall economics of the Agi Dagi deposit.

Çamyurt Results

The early stage development Çamyurt Project is located three km southwest of the Baba deposit (within the Agi Dagi Project) and is a separate zone of economic interest. Preliminary exploratory drilling was completed in the fourth quarter of 2010.

In late 2007, previous operators drilled five wide-spaced core holes at Çamyurt over a strike distance of approximately 700 m. Although all holes had poor core recovery, it was apparent that a new discovery had been made. At the time, the Çamyurt zone remained open to the southwest, with at least 800 m of untested strike length in favourable rock types coincident with gold mineralization in soil and rock chip samples at surface.

In 2010, the Company completed 6 core holes on the property. Holes 10-CYD-09 and 10-CYD-11 were twins of historic holes CYD-01 and CYD-05, respectively. CYD-01 returned 0.65 g/t Au over 73.3 m with an average core recovery of 43%; core recovery for 10-CYD-09 was 82% with a composite of 1.33 g/t Au over 58.9 m, demonstrating the positive

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effect of improved drilling techniques and better core recovery. New hole 10-CYD-11 with a composite grading 0.75 g/t Au over 158.3 m and a core recovery of 87% was substantially improved from historic hole CYD-05 which returned two shorter and lower grade composites, 0.43 g/t Au over 4.7 m and 0.23 g/t Au over 11.3 m, recovered at 56% and 68%, respectively.

Holes 10-CYD-06 and 10-CYD-07 were testing possible extensions of the historic gold-bearing zone to the south, 500 m and 50 m respectively from historic holes. Both holes intersected short intervals of gold bearing alteration but interpretation suggests that the holes may have been too far away from the zone and may have undershot it. Holes 10-CYD-08 and 10-CYD-10 were drilled in-between or adjacent to historic holes and basically confirmed the continuity of the zones between the historic holes with similar thicknesses and grade reported.

The 2011 drill program was primarily intended to drill-test continuity and strike extensions of known areas of gold mineralization, aimed at bringing the zone to preliminary resource evaluation. In 2011, the Company drilled 9,600 m in 47 holes.

Drilling at Çamyurt has delineated a mineralized zone that is continuous for at least 1,200 m along strike with additional potential to extend mineralization to the northeast. The steeply dipping oxidized body starts at surface, has been vertically drilled up to 150 m, remains open at depth, and can reach up to 150 m in thickness. An initial mineral resource estimate for the Çamyurt Project was planned to be reported in the second quarter of 2012. Preliminary column test metallurgical samples have been submitted for Çamyurt and are in process.

In the second quarter of 2012, the Company published an initial, pit-constrained, Inferred mineral resource estimate to NI 43101 standards of 640,000 ounces of gold and 3,800,000 ounces of silver; applying a 0.2 gpt Au cut-off grade. The deposit has an average drill spacing of 55 m along strike with a total of 59 core drill holes included in the resource estimation. This new mineral resource is a significant addition to the Company’s resource base in Turkey, and highlights the opportunities that can be identified through continued exploration. The Company is planning for more drilling in 2013 to further test the mineral potential of the deposit and surrounding area due to the average grade of Camyurt deposit being higher than that of Agi Dagi and Kirazli deposits.

The 2012 drill program was primarily intended to drill-test continuity and strike extensions of known areas of gold mineralization, as defined in the 2012 mineral resource estimate to NI 43101 standards. In 2012, the Company drilled 8,303 m in 47 holes.

In 2013, the Company drilled 29 reverse circulation holes for a total of 15,791 meters as well as 5 core drill holes for a total of 8,303 meters. Exploration in 2013 was primarily focused on infill and step-out drilling at the Camyurt deposit.

Kirazli Results

Drilling at the Kirazli Project commenced in late August 2010. The program initially focused on metallurgical and geotechnical data acquisition and then moved to infill drilling with two core rigs still active on the project in early 2011.

Holes 10-KD-120, 10-KD-121 and 10-KD-126 were holes drilled to obtain metallurgical samples. Hole 10-KD-120 was a twin hole of historic KD-63 which returned 82.2 m grading 1.19 g/t Au, comparing well to its historic counterpart. As was the case at Agi Dagi, better core recovery appeared to have a positive effect on grade (85% core recovery in 10-KD-120 versus 68% in the historic hole). Holes 10-KD-122 and 10-KD-133 were geotechnical holes drilled on the edge of the initially proposed pits which indicated the potential to increase the size of the pits in that area.

The 2012 drill program was primarily intended to drill-test continuity and strike extensions of known areas of gold mineralization. In 2012, the Company drilled 1,920 m in 20 holes, which does not include an additional 8 core drill holes focused on Kirazli deposit infrastructure assessment that totaled 164 m.

In 2013, the Company drilled 15 core drill holes were drilled for a total of 2,587 meters.

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Rock Pile

The Rock Pile target is located immediately west of the planned Kirazli deposit open pit design. Historical work on this target included former operators collecting 71 surface grab samples that possess an average grade of 3.8 g/t Au in an area 400 m in length by 100 m in width. It should be noted that these samples also coincided with an inverse polarization (“IP”) survey that identified numerous areas of silicification alteration. Although the Company’s drilling activities have yielded wide intercepts of gold mineralization, they have not reproduced the surface grab samples from former operators.

The 2012 drill program was primarily intended to drill-test continuity and strike extensions of known areas of gold mineralization. In 2012, the Company drilled 2,782 m in 14 core drill holes.

No drilling was conducted in 2013.

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody

Historical methodologies are described in the technical report available at www.sedar.com under the Company’s name.

Exploration in 2011 was completed with the drill contractor, Spectra Jeotek Drilling, for the Agi Dagi, Kirazli and Çamyurt Projects. All drilling was supervised by the Company’s technical staff and general industry standards were followed. All proposed drill collars were surveyed using proper surveying techniques with established control survey points across the property. Drills were set up under the direct supervision of Company staff. Drill holes were collared in PQ diameter core. The holes were reduced to HQ diameter when problems were encountered due to bad ground conditions. Core was placed in plastic boxes with depth markers every drill run (up to 3 m). Core recovery during these programs was generally adequate. Down-hole survey tests were taken generally at 50-75 m intervals down-hole to provide down hole survey control. The casing was attempted to be removed after drilling was completed, with minor casing left stuck in the ground. Holes with poor core recovery throughout the ore intersection were either re-collared and drilled again with core or re-drilled with a reverse circulation drill, where the actual weight of each 1.5 m sample occasionally recorded to check for consistent recovery.

Logging, sampling, and analysis procedures were established by Company staff with improvements and adjustments necessary to comply with current QA/QC procedures and NI-43-101 requirements done from time to time. Logging and sampling methodologies and procedures are documented routinely, updated, and maintained by the Company’s exploration department.

Geologists log drill core holes on site at the Company’s exploration camp in Etili. Core is logged on a hole by hole basis with data entered on paper then transfer to digital files for future analysis and processing. RC holes are logged from chip trays containing representative samples collected from each 1.5-metre sample interval. After completion of geological and geotechnical logging and collection of additional information such as specific gravity, geologists define and label the intervals to be sampled, ranging from 0.25 to 1.5 m, depending on geological characteristics.

Selected drill core for assaying is cut and sampled at site while RC samples are collected directly at the drill site. For RC drill holes, a sub-set of the sample cuttings is bagged, inventoried, prepared and sent for analysis. For core drill holes, half-core samples are prepared using a diamond core saw, with 1.0-metre intervals as standard sample lengths in rock types presenting similar geological characteristics, bagged, tagged, sealed and shipped in batches to the assaying laboratory. When applicable, core from metallurgical and geotechnical drill holes are cut in half with one half of the core sent for analysis, while the reject is used for metallurgical testing. Metallurgical and geotechnical drill holes are logged at site in a similar manner to other core drill holes. Geologic logging and sample interval definition are completed by geologists; geotechnical logging including RQD, core recovery and specific gravity measurements are usually done by geological technicians and/or engineers. All samples collected by the Company during drill programs were subjected to quality control procedures that ensure best practice in the handling, sampling, analysis and storage of the drill core.

Laboratory sample preparation and analysis are in accordance with strict and industry recognized protocols and procedures. For RC samples, an approximate 10 kg sub-sample is sent to the lab. After drying, a 250-300 gram sub-set is crushed, riffle spilt, and pulverized. A one assay-ton (30 grams) sample is then collected for precious metal analysis (Au & silver – “Ag”) by FA-AA. For sample assaying above 5 g/t Au under FA-AA, a FA-GR is also performed. A

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smaller pulverized sub-sample (3-5 grams) is also taken for multi-elements ICP analysis. In 2010, all samples were also assayed by the hot-cyanide method (Au and Cu) to help assess the Au recovery potential; the results of these tests are also used for the recovery model. For core samples, the entire half of the core sample received at the lab is crushed; a 250-300 gram spilt is collected, pulverized and assayed using the methodology described above. Samples are sent to the Acme Lab. in Ankara, Turkey for sample preparation and then sent to Acme Lab. Vancouver, Canada or Santiago, Chili laboratory for analysis. Other labs are used for check assay work.

QA/QC procedures are performed systematically. Blind, standard and blank samples are systematically inserted on a regular sample batch interval, generally every 25-30 samples, and are routinely evaluated when results are received. Duplicate samples are selected at regular intervals, with the duplicate retrieved by the assaying laboratory personnel after the sample has been crushed, basically representing a separate split. Check assays of pulverized pulps are performed by a second lab and generally represent 5-10% of the entire sample database. Comparisons and reconciliation between original and check assays are done routinely during drilling, and systematically before any resource estimation exercise.

Sample custody is ensured on-site by continuous inventorying and monitoring of the RC cuttings and drill core. Once samples are prepared, using the methodologies described above, they are inventoried, individually bagged, tagged and sealed in larger bags for transport to the assay lab. The laboratories used for analysis are certified and follow strict, industry recognized, QA/QC protocols. Audits of the assaying labs are performed occasionally.

For disclosure purposes, a 0.2 g/t Au cut-off grade is used for calculation of composite intervals, with only a single 1.5-metre interval of sub-0.2 g/t Au material allowed within a composite interval; assay results are generally presented uncut.

Modelling and Estimation

Starting in 2009, resource estimation was managed under the supervision of the Company’s Director of Mineral Resources, Marc Jutras, who is also a Qualified Person. In previous years part or all of the mineral resource estimates were either reviewed or completed by an Independent Qualified Person as defined by NI 43-101. .

The following procedures are generally followed for modelling and estimation. Block gold grade estimation is constrained by geology envelopes that are constructed using alteration distribution, oxidation state, known geologic controls, and anomalous gold mineralization. Gold grades are estimated using OK interpolation with searches oriented along known mineral controls. Gold resource classification is based on proximity to drill hole data, and geostatistical variography. Measured resources are generally defined (note that this criteria may vary depending on varioraphy) as blocks within an average distance of 10 m from drill hole data. Indicated resources are generally defined (note that this criteria may vary depending on varioraphy) as blocks between an average distance of 10 to 50 m from drill hole data. Inferred resources are defined (note that this criteria may vary depending on varioraphy) as those blocks greater than an average distance greater than 50 m from drill hole data.

Geologic solids are constructed from observed data collected during the core and chip logging processes, and from data acquired through the use of an infrared reflectance spectrometer. Geologic solids comprise rock types, oxidation, silica alteration, and intensity of argillic alteration. Mineralized shapes within which gold estimation was performed were constructed from the occurrence of silica alteration, and argillic alteration intensity, and silica alteration, and alteration from infrared spectrometry. In addition, the occurrences of logged breccia units were sometimes used to construct the mineralization envelope. Hard boundaries to gold estimation were also assigned to air, post mineral rocks and alluvial/colluvial material, and in some cases, faults.

Metallurgy

In 2010 and 2011 the Company drilled PQ size core holes to obtain samples for metallurgical test purposes to support a pre-feasibility study. The metallurgical test hole locations were targeted based on the available geology and mine planning information to ensure they were in the area of interest and intersected the rock and alteration types of interest. The holes were on widely spaced intervals and the program was designed to obtain representative samples from each area, based on the information available at the time. Seven holes for metallurgical test purposes were drilled in Baba, eight holes for metallurgical test purposes were drilled in Deli and six holes for metallurgical test purposes were drilled in Kirazli. The test holes provided a total of 425 meters of mineralized oxide material from Baba, 296.3 meters of mineralized oxide material from Deli and 93.5 meters of mineralized oxide material from Kirazli. At Kirazli an additional 364.7 meters of mineralized transition material was available for the metallurgical test program.

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In addition to the drill hole sampling program, bulk samples from surface trenches and outcrops were obtained from each area. Two trenches were completed in both Baba and Deli and one outcrop was sampled at Kirazli.

All of the Company’s metallurgical samples were collected under the supervision of site geologists and were sent to Kappes, Cassiday and Associates (“KCA”) in Reno Nevada for testing. The KCA laboratory was toured on December 4, 2009 and test methods and equipment to be used for the Company’s samples were discussed. Standard KCA test methods were used to determine the Company’s sample characteristics. These methods are considered to be standard and accepted in the industry. Tests conducted at KCA to characterize the material and evaluate heap leach potential included: fire assays, screen analysis, multi-element ICP analysis, sulfur speciation, mercury analysis, cyanide soluble gold, silver and copper analysis, whole rock analysis, Bond work index, bottle roll tests at minus 1.7 and 0.106 mm, agglomeration tests, compacted permeability tests, and column leach tests.

Composites for each area were made based on the sample alteration as logged by geology. In addition to the alteration composites, twenty two column tests to evaluate deposit variability were conducted on samples from Agi Dagi.

The pre-feasibility test programs conducted by the Company at KCA indicate the material from Agi Dagi and Kirazli are suitable for heap leaching with a dilute alkaline cyanide solution. Excellent gold recovery from oxide material for all three areas was demonstrated in the bottle roll and laboratory column tests. Results are relatively consistent with the tests conducted in the past. Close agreement of heads estimated from the drill hole assays, composite assayed heads and calculated test heads for the various bottle roll and column tests provide confidence in the test results. Gold recovery from the oxide was not strongly dependant on crush size. Reagent consumption was low to moderate.

Bond work index and abrasion index results indicate the material is typical of gold ores. Based on the agglomeration and compacted permeability test results, agglomeration of the ore with barren solution and 2.5 kilograms per tonne of cement is recommended to facilitate heap stability and leach operations. Tests on the column test tailings indicate the WAD cyanide can be reduce to less than 0.2 ppm WAD CN by rinsing with water or with column eluate treated with hydrogen peroxide.

Variable concentrations of sulfide sulfur and cyanide soluble copper minerals occur in some zones in the deposits and these can affect metal recovery and processing costs. In Agi Dagi and Kirazli both sulphide sulfur and cyanide soluble copper can be managed by ore control and reagent addition so these factors are not expected to cause a risk to the operation if properly controlled. Analysis of the available data indicates that the AA to Fire gold ratio, the cyanide soluble copper assay and the sulfur analysis available in the mine model and on future blast holes will provide the information required to facilitate efficient ore control. Mercury was recovered with the precious metals at both Agi Dagi and Kirazli and appropriate plant design will be required to protect human health and the environment.

Laboratory assay QA/QC results for the laboratory and assay methods used by KCA during the period that the Company’s test samples were analyzed were reviewed. The review indicated that the laboratory fire assay results for solutions and solids were reliable with a relative standard deviation averaging one percent on samples that averaged 1.29 grams per tonne solid and 1.00 grams per tonne of solution. Scoping level studies to determine the optimum crush size for Agi Dagi and Kirazli were conducted. Incremental recovery at finer crush size was compared to incremental crusher capital and operating costs estimates. For Agi Dagi, results indicate that the incremental revenue for finer crushing approaches zero at crush sizes below 20 - 25 mm. For Kirazli, a target crush P80 of 25 to 30 mm is suggested.

Mineral Resource

The Company has updated its measured, indicated and inferred resources for Agi Dagi and Kirazli as at December 31, 2012. Relative to the Company’s year end 2011 resource statement, measured and indicated mineral resources for the Agi Dagi and Kirazli Projects, excluding Camyurt, increased to 126.3 million tonnes grading 0.60 g/t Au for 2.44 million ounces of gold. This represents a 220,000 ounce increase in measured and indicated gold resource ounces as compared to the December 31, 2011 estimate of 2.22 million ounces. The increase in measured and indicated mineral resources is attributable primarily to resource additions at Kirazli, and through successful conversion of inferred ounces to the

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measured and indicated category, with the 2012 infill drill programs. Inferred mineral resources declined by 71,000 ounces of gold as a result of infill drilling conversion. The 2012 infill drill program was successful in maintaining the average measured and indicated mineral resource grade of 0.60 g/t Au, relative to the 0.62 g/t Au grade reported by the Company in its 2011 year end statement. The average silver grade increased to 4.85 g/t Ag, through improved silver grades at Kirazli.

The Company has updated its measured and indicated, and inferred resources for Agi Dagi, Kirazli and Çamyurt as at December 31, 2013 consisting of 2.92 million ounces of measured and indicated mineral resources and 0.40 million ounces of inferred mineral resources.Detailed summaries of the mineral resources for Agi Dagi, Kirazli and Çamyurt are presented in the tables shown below.

Agi Dagi Project – Measured & Indicated Mineral Resources [1,4] December 31, 2013
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
1.00	7,994	2.13	15.16	547,237	3,896,706
0.80	12,562	1.68	11.19	677,247	4,520,503
0.60	22,283	1.25	7.81	892,070	5,597,389
0.40	43,436	0.87	5.57	1,221,062	7,779,479
0.20	88,204	0.58	4.00	1,638,911	11,356,774
0.10	126,012	0.45	3.30	1,810,006	13,377,264

Kirazli Project – Measured & Indicated Mineral Resources [2,4] December 31, 2013
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
1.00	5,249	2.30	19.45	387,598	3,283,214
0.80	6,303	2.06	17.35	417,359	3,515,315
0.60	9,313	1.61	15.10	483,398	4,522,102
0.40	18,267	1.06	10.85	623,839	6,372,454
0.20	33,917	0.71	8.50	772,470	9,266,615
0.10	42,114	0.60	8.34	808,439	11,287,389

Camyurt Project – Measured & Indicated Mineral Resources [3,4] December 31, 2013
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
1.00	5,652	1.58	9.44	287,277	1,715,773
0.80	7,957	1.38	8.60	353,689	2,200,902
0.60	11,033	1.19	7.76	422,687	2,752,939
0.40	14,442	1.03	6.92	477,533	3,211,555
0.20	17,730	0.89	6.14	508,877	3,498,222
0.10	19,441	0.83	5.74	517,025	3,586,157

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Agi Dagi Project – Inferred Mineral Resources [1,4] December 31, 2013
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
1.00	356	1.45	6.45	16,570	73,777
0.80	881	1.12	4.87	31,590	137,988
0.60	2,085	0.87	3.83	58,028	256,452
0.40	5,854	0.62	3.39	116,819	638,313
0.20	15,204	0.41	2.71	202,266	1,322,910
0.10	22,827	0.33	2.25	239,645	1,650,211

Kirazli Project – Inferred Mineral Resources [2,4] December 31, 2013
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
1.00	684	1.56	16.45	34,222	361,734
0.80	1,059	1.32	13.23	44,830	450,445
0.60	1,991	1.02	11.80	65,146	755,098
0.40	3,344	0.80	10.51	86,318	1,129,607
0.20	5,872	0.59	8.78	110,865	1,657,310
0.10	7,533	0.49	9.00	118,580	2,178,728

Camyurt – Inferred Mineral Resources [3,4] December 31, 2013
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
1.00	973	1.70	9.69	53,158	303,193
0.80	1,314	1.49	9.01	63,025	380,686
0.60	1,672	1.32	8.01	71,008	430,585
0.40	2,137	1.14	7.03	78,314	483,079
0.20	2,791	0.95	5.80	84,922	520,151
0.10	3,330	0.82	5.04	87,538	539,329
(1)

Measured and indicated and inferred resources for the Agi Dagi project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, average pit slope angle of pit slope angles ranging from 40° to 48° and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

(2)

Measured and indicated resources, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$24.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 38° to 48° and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

(3)

Measured and indicated resources, and inferred resources for the Çamyurt project are pit-constrained, using a $1,400 per ounce gold price and a US$24/ox silver price, an average pit slope angle of 45°, estimated costs based on the Pre-feasibility study, and recoveries for Au and Ag based on grade ranges. Only oxide and transition material were considered in the pit run.

(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Qualified Person(s) Disclosure

The independent Qualified Person for the NI 43-101 compliant mineral reserve estimate is Herb Welhener, Vice President of Independent Mining Consultants Inc. of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared the mineral resource estimation for the Agi Dagi, and Kirazli projects. Kristen Simpson, Chief Resource Geologist, prepared

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the mineral resource estimation for the Camyurt deposit. Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the respective news releases for these areas, and in the July 2012 Agi Dagi and Kirazli technical report which are available at www.sedar.com.

Outlook

The Company has budgeted spending of $4.8 million in Turkey in 2014 associated with permitting, community and government relations and general administration costs only. Given the continuing delay in receipt of key permits, the Company has reduced its headcount and curtailed spending significantly in Turkey. The full development budget for Kirazli and Agi Dagi will be re-initiated once all required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study, with the exception that the recent devaluation of the Turkish Lira would result in significant capital and operating savings that would improve the overall project economics.

ESPERANZA PROJECT IN MEXICO

On August 30, 2013, the Company completed the acquisition of Esperanza Resources Corp. (“Esperanza”), and its wholly-owned Esperanza Gold Project (formerly referred to as the Cerro Jumil gold project) located in Morelos State, Mexico. In June 2013, Esperanza (prior to its acquisition by Alamos) received notification from the Mexican federal permitting authority (“SEMARNAT”) that the initial environmental permit application (known as the MIA) had not received approval.

Project Description and Location

Location

The Esperanza property, centred at 18°46’ N, 99°16’ W, is located 80 km south of Mexico City and 12 km from Cuernavaca in the State of Morelos. The property is 3 km from a paved road and is easily accessible year round.

Ownership

According to the Mexican General Constitution, the Mexican State owns all mineral, oil, hydrocarbons and other underground resources. A Mexican landowner is entitled exclusively to surface or superficial rights. In order to extract mineral resources, a mining concession must be secured. The General Direction of Mines, which is part of the Ministry of Economy (Secretaría de Economía), oversees mining activities, administers mining concessions and enforces the Mining law. Only a Mexican individual or entity may acquire a mining concession. Foreign (non-Mexican) individuals and entities can acquire mining concessions through Mexican entities, which can be wholly-owned by such foreign based entities.

Mining Concessions

The Esperanza property discussed in this report consists of the La Esperanza (437 hectares), Esperanza II (1,270 hectares), Esperanza III (1,359 hectares), Esperanza IV (1,338 hectares), Esperanza V (278 hectares), Esperanza VI (9,704 hectares), and Esperanza VII (639 hectares) mining concessions.

The mining concessions are subject to the payment of taxes, nominal work requirements, and are effective so long as the necessary payments are made on an annual basis until the anniversary dates of issuance of the concessions in 2052, 2053, 2056, 2058, and 2059, respectively. According to existing mining law, these mining concessions can be renewed for an additional 50 years. Concession taxes have been paid up to January 2014, and sufficient assessment work has been done to hold the concessions for several years. The taxes are due and payable in January and July of each year.

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Permits

Permitting for exploration and mining activities in Mexico are subject to control by SEMARNAT. Permitting for mine construction and operation requires the preparation and submission of a Manifesto de Impacto Ambiental (MIA). Permitting for exploration and mining activities for the Esperanza property have expired.

In September 2011, Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project. In June 2013 Esperanza received notification from the Mexican federal permitting authority, SEMARNAT, that the initial environmental permit application (known as the MIA) had not received approval.

As a result of this, Alamos is now working toward re-submission of a new Environmental Impact Assessment (or “EIA”) for the Esperanza Gold Project in order to address the noted deficiencies.

Royalties

The Esperanza Gold Project is subject to a 3% royalty payable to a third party. This is in addition to government imposed royalties or taxes.

Environmental Liabilities

The community of Tetlama owns the surface rights as both individual ownership lots and common lots. There are no residences on either concession in the area where project work is being conducted A small area of the land, just west of the project area, is used for agricultural purposes to grow peanuts, tomatoes, corn, and agave. Local grassy areas are also used as grazing areas for cattle, horses, and goats.

All exploration has been conducted in an area with moderate to rugged terrain with small trees and locally dense vegetation. Consultores Ambientales Asociados (CAA) compiled environmental impact data that is being used to change the land use status to mining. The United Nations (UN) conducted a site inventory of possible archaeological artifacts in the 1960s and identified ruins on the top of Cerro Jumil. The Instituto Nacional de Antropología e Historia (INAH) has currently applied road construction restrictions to this small area. These restrictions do not affect exploration work in the concession area because the mining concessions are located east of the Xochicalco archaeological site.

Within the mining concessions are three historic sanitary landfill sites that were used by the city of Cuernavaca and surrounding communities. Two landfill sites have been reclaimed, capped, and closed for several years. The other site is currently inactive. CAA noted several environmental problems regarding contamination from these landfill areas, including oil seepage. Local municipalities are responsible for reclamation and subsequent environmental remediation of the landfill. There are no other known potential environmental liabilities

Social Issues

The Company has a comprehensive Sustainability Policy that includes a community relations component. As development work moves ahead, further communications with various stakeholder groups will be undertaken, including local communities, local government representatives, State (Morelos) and Federal government agencies. The Company intends to provide significant socio-economic benefits to the region, including through employment of local residents in Morelos, potential infrastructure investment and support, purchasing of goods from local businesses and hiring of local contractors.

Access, Climate, Communication, Power

The Esperanza property is located 80 km south of Mexico City and 12 km from Cuernavaca in the State of Morelos. The property is accessed by a paved road to 7 km north of Alpuyeca along Morelos Highway 95 to where a dirt road turns off to the landfill, and then continues 2.75 km onto the property. The road is passable year round by two-wheel-drive vehicles.

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Climatic conditions are temperate and conducive to working on the project throughout the year. There is a rainy season that extends from June to September which can create difficult access on unpaved roads. Vegetation in the form of small shrubs and trees can become dense during the rainy season although they are greatly diminished during the remainder of the year as the area dries out.

Infrastructure including major highways, communication services, transportation and electricity are easily accessible. Cuernavaca has a large airport and Mexico City, the major hub for international flights in Mexico, is within a two-hour drive. Agriculture, tourism and numerous industrial enterprises support the local economy. Workers are available at the village of Tetlama, with a population of approximately 1000, and in Cuernavaca, a city of over 1 million people, which can provide most supplies and services that might be required.

Topography is moderately rugged, varying from 1,100m to 1,450m elevation.

Cuernavaca has a tropical savannah climate (Köppen climate classification Aw) with temperatures that are moderated by its altitude. The warmest month is May with an average temperature of 24.4 °C (75.9 °F) and the coolest month is January with an average of 19.6 °C (67.3 °F). The municipality has two distinct climates. In the north, it is a temperate climate that is somewhat moist with rain predominantly in the summer. That area is covered in forests of pine and holm oak. In the south, the climate is warmer with the same moisture pattern. The southern area is primarily grassland with some rainforest. Average annual temperature is 21.1°C (70°F) with the warmest months being April and May and the coldest December. Temperatures rarely exceed 28°C, nor fall below 15°C.

History

There are several inaccessible shafts, adits, and prospect pits on the property of unknown age. A small operation is believed to have operated in the 1970s in several adits developed on narrow, high-grade, silver-bearing quartz veins hosted within the intrusive. Several older exploration pits and shafts were developed in the skarn zone along the western contact of the intrusive, which may have been related to the 1970s operation. Total mining production was insignificant.

Recursos Cruz del Sur S.A. de C.V. (RCS) carried out reconnaissance geology in 1993 and acquired an exploration concession over the area in 1994. Rock chip sampling and geological mapping were carried out in 1994, and, in late 1995, the property was optioned to Teck Resources Ltd. (“Teck”).

Teck continued exploration work with additional surface mapping, rock chip sampling, trenching, airborne magnetic and radiometric surveys, and a limited induced polarization survey in 1996.

Terraquest Ltd. carried out the airborne survey for Teck in 1996 using a helicopter-borne, high-sensitivity magnetometer and gamma-ray spectrometer survey at a nominal 100-m terrain clearance and 100-m line spacing. The authors have not reviewed the results, but it is reported (Kearvell, 1996) that the magnetic signature is relatively flat. The radiometric survey was useful in outlining the various lithological units.

Teck cleaned and sampled pre-existing trenches in addition to excavating four new trenches in an area of skarn alteration related to the western contact of the intrusive. Teck took 184 grab and channel samples. Teck also contracted a gradient time-domain induced polarization (IP) and resistivity survey that was completed by Quantec Geoscience in 1997; it covered the southern intrusive contact zone with five lines spaced 150 m apart. Readings were taken at 25-m intervals. Transmitter dipole spacing was 850 m to 1,700 m with later detail completed at 200 m to 1,300 m. Results were plotted on plan maps and stacked gradient cross sections. The work is considered reliable and indicates several geophysical anomalies.

In 1998, Teck completed four diamond drill holes (822 m) that were directed at several of the geophysical targets. Teck returned the property to RCS in 1998.

RCS applied for an exploitation concession before the 2000 expiration date of the exploration concession; it was granted on March 5, 2002. Since then, the mining laws have changed and all concessions are now considered “mining concessions” with an expiration date of 50 years.

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In 2002, RCS continued to advance the property with another surface geochemical sampling program. RCS collected 118 samples from outcrop and float material during the 1994 and 2002 campaigns in conjunction with geological mapping.

In 2002, Geo Asociados S.A. de C.V. completed 20 km of gradient time-domain IP and resistivity for RCS. The survey extended the previous Quantec survey to the north and south. The 1997 survey indicated that the interpreted anomalies are at a depth of 200 m to 300 m, and the 2002 survey was designed to look at similar depths.

ESM signed an agreement with the owner of the property, RCS, on October 25, 2003, whereby it could acquire a 100% ownership interest subject to a 3% Net Smelter Royalty (“NSR”). During 2004 through to April 2006, ESM completed additional geological mapping and sampling programs that identified two primary gold skarn targets: the West and Southeast Zones. Subsequently, ESM completed core and RC drilling directed at evaluating the western and eastern contacts of the intrusive where skarn development and gold mineralization occurs.

Geological Setting

Mineralization at Esperanza is associated with the intrusion of a stock of Granodiorite composition into the carbonate rocks of Guerrero-Morelos Platform, specifically the rocks of Xochicalco Formation (Fries, 1960). Spatially related to the intrusive contact with the carbonate rocks are varying degrees of skarn and marble development.

Engineering and Development Work

There have been two Preliminary Economic Assessment (“PEA”) reports done on the Esperanza Gold Project. The first was completed in 2008 and a subsequent update was published in 2011. The results of the 2011 updated PEA report are excerpted and presented here for information purposes only and are not considered current and, therefore, should not be relied upon.

Exploration activities for 2014 will be focused on required work for the re-submission of the Environmental Impact Assessment for the project, which includes 7,000 m of confirmatory and condemnation drilling around the Esperanza deposit.

Mineralization

Primary mineralization consists of gold and, to a lesser extent, silver associated with the skarn zones spatially related to the intrusive.

As noted in the paragenetic mineral sequence, the sulphides, iron oxides (FeO), and gold are directly associated with retrograde activity. Although sulphides are not commonly observed, the abundance of iron oxide indicates that their presence was considerable before becoming oxidized. Gold values are often associated with jasperoid that appears to have been post-retrograde. Jasperoid can occur along fractures, in veins, and in narrow lenses within the limestone or marble. Jasperoid outcrops from 1 m to greater than 30 m in thickness have been mapped, although core intercepts generally show that much narrower zones, less than 5 m, usually exist. Gold assays in jasperoid have produced grades greater than 12 grams per tonne, but not all jasperoid contains appreciable gold values, although they are generally strongly anomalous (> 100 ppb). The greater thicknesses of jasperoid observed at the surface, compared to what is found in drill core, may indicate that the more pervasive silica flooding represents the top of the hydrothermal system during jasperoid development.

Intense argillic and/or potassic alteration (clays) and epidote development is common within the intrusive near the skarn contact. Although locally anomalous gold may be associated with this zone, the values are generally less than 0.5 g/t Au and, therefore, appear to be of little economic importance.

Esperanza is referred to, in general terms, as an oxidized, gold-enriched skarn deposit that developed in contact aureoles between the granodioritic (feldspar porphyry) intrusive and limestone host rocks. Hydrothermal and metasomatic activity developed both endoskarn and exoskarn mineral assemblages. Both prograde and retrograde alteration is recognized, and gold appears to be temporally related to the onset of retrograde alteration and possibly a second post retrograde event.

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The prograde phase is characterized by the presence of garnet, pyroxenes, wollastonite, and vesuvianite minerals. The spatial relative abundance of each mineral varies depending on the proximity to the heat source (intrusive).

Minerals associated with retrograde alteration are characterized by the presence of hydrated calcsilicate minerals: predominantly tremolite-actinolite, green clays, epidote, chlorite, calcite veinlets, thick calcite, quartz microveinlets, and silicification. Microcrystalline opaline quartz of low temperature and iron oxides are usually associated with zones of silicification and sulphides (before oxidation).

Exploration Work Summary – 2013

In 2013, there were 6 drill holes totalling 1,681m on the El Canario exploration project. No other regional exploration work was done in 2013.

Drilling statistics for project-to-date are presented below

Drilling Method	Metres	Holes
Reverse Circulation	42,124	245
Diamond Core	27,592	144
Total	69,716	389
Teck Core Drilling 1998	822	4
ESM Phase 1 Core Drilling	1,168	8
ESM Phase 2 Core Drilling	3,672	23
ESM Phase 3 Core Drilling	6,987	33
ESM Phase 3 RC Drilling	19,464	106
ESM Phase 4 RC Drilling	9,469	74
ESM Phase 5 RC Drilling	13,191	65
ESM Phase 5 Core Drilling	14,943	76
Total	69,716	389

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody

Prior to 2003, Sampling has been mostly restricted to the central portion of the project area within and adjacent to the intrusive identified near Esperanza. Most samples have been taken along or near the intrusive contact where the gold skarn zone is intermittently exposed at the surface. Numerous sampling methods have also been used including selective rock chip, channel, soil, core, and RC chip sampling.

Both RCS and Teck collected numerous outcrop and float samples using both selective rock chip and channel samples in order to partially evaluate the rock geochemistry in the immediate Esperanza region. Teck also initiated a limited core-drilling program that was designed to test several identified geophysical anomalies.

Samples taken by RCS in 1993 and 1994 were analyzed by Bondar-Clegg and in 2002 samples were analyzed by Chemex, using the following standard industry methods: fire assay for gold, and acid digestion/ICP for silver, base metals and other elements. Both laboratories had sample preparation facilities in Mexico and sent pulps to their respective laboratories in Vancouver, BC, Canada for analysis. Samples consisted of select and random grab samples of outcrop and float (surface rock fragments randomly scattered or cemented in caliche). Most of the 118 samples collected were selectively taken from rocks exhibiting a potential for gold or silver mineralization based on visual alteration and, therefore, are not necessarily representative of the gold skarn zone.

Approximately 184 samples were taken by Teck, including continuous outcrop chips and numerous random, selective, dump, and float samples. An additional 291 core samples were also analyzed. Continuous chip samples and drill core, usually 1 m to 2 m long depending on geological contacts, are assumed to be unbiased and representative of the intervals sampled. Most of the remaining samples are selective in nature and, therefore, although geologically important, are biased towards rocks with a perceived higher chance of having gold and silver mineralization. Drill core was split and

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half of the core was sent to Chemex for analysis. These intervals were generally 1.5 m or 3.0 m long, although several longer intervals were also analyzed. The remaining core is stored in the village of Tetlama. All Teck samples were prepared by Chemex in Mexico and analyzed at its laboratory in Vancouver, using standard industry methods similar to those described above. The core was analyzed using procedures identical to those described above.

ESM had collected over 27,600 samples, including 84 soil samples, more than 700 selective outcrop, float, or channel samples, and 26,859 core and RC samples.

In general, soil, outcrop, and channel samples were collected while detailed geological mapping programs were conducted in order to identify specific targets that would merit exploration drilling. Subsequently, both core and RC drill programs were implemented to partially evaluate a few of the areas characterized by anomalous gold geochemistry.

All sampling has been conducted under the supervision of experienced geologists in accordance with standard industry practice. For outcrop, soil, and other types of field samples, the following information was recorded:

•	Type of sample (rock, soil, dump, etc.).

•	Collection method, including channel, grab (representative or selective), chip (representative or selective), panel, etc.

•	Location, including (x,y,z) coordinates.

•	Brief description, including lithology, alteration, or other pertinent information.

•	Date of sample collection.

•	Person responsible for collecting sample (geologist, supervisor, manager, etc.).

The sampling method and approach for each of the sample types is discussed in the following sections.

Soil Sampling

A small area along the northwestern flank of Esperanza contained scattered jasperoid float material with strong gold and silver geochemical values although no rock outcrops were present in the immediate area. In order to determine if the source of the mineralized float was a subsurface skarn zone, a soil sample grid covering an area 500 m by 300 m was designed to analyze soil geochemistry. Four lines spaced at 100-m intervals, each 500 m in length, were sampled on 25-m centres along each line. The lines were laid out perpendicular (N55°W) to the local trend (N35-40°E) of identified gold skarn zones. Soil was extracted at approximately a 0.25-m depth and sieved through a 20-mesh screen to obtain a 1-kg to 2-kg sample that was sent for geochemical analysis. Values for the respective elements show a weak anomaly in the southeast portion of the grid. The significance of the apparent anomalies is not known at this time and either additional soil sampling or drilling may be required to determine if a gold skarn target exists.

Selective Outcrop or Float Sampling

During geological mapping, small outcrops and areas containing scattered rock fragments were sampled in order to identify geochemical trends for gold and/or silver. These 62 samples were generally selective chip samples of jasperoids and skarn and may not be representative of the underlying mineralized skarn zone. Each sample site is considered as point data and, therefore, no width is assigned to the sample. Nevertheless, identifying mineralized gold/silver trends based on this type of sampling has proven to be worthwhile in establishing drill targets where continuous outcrops are not exposed because they are covered by alluvium, caliche, or other material. All sample locations were recorded using handheld GPS units with ± 5-m accuracy.

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Channel Sampling

The gold skarn zone is locally exposed at the surface; this is due to either excavated trenches or naturally occurring outcrops. Gold skarn outcrops represented by jasperoids and/or weakly to moderately silicified skarn are generally more resistant than other types of mineralization. Approximately 285 continuous channel samples were collected. Representative chip samples, normally 1 m to 2 m long, were collected perpendicular to the strike of the gold skarn strike. Sample widths are not corrected to true width but are instead based on geological breaks or taken on pre-established intervals. The samples are assumed to be unbiased and geochemical results are, therefore, representative of the rocks exposed. Visual observations of gold grades in channel samples relative to nearby core samples appear to have good correlation. Channel samples are located by handheld GPS units with ± 5-m accuracy.

Core Sampling

ESM has completed 22,822 m of diamond drilling which was completed between February 2005 and June 2012. A total of 121 holes were drilled and sampled. Samples were initially based on geological contacts and sampled lengths ranged from less than 1 m up to 2 m. It became apparent that the gold mineralization extended across some geological boundaries and, therefore, the sampling protocol was changed to an interval length of 1.5 m that was coincident with the sample length for RC drilling.

Sample protocol for drill core is as follows:

•	Each hole is photographed before it is disturbed.

•	A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval.

•	Percent recovery and RQD is calculated and recorded.

•	Specific gravity is calculated and recorded for representative rock types at approximately 2-m intervals.

•	Sample intervals are selected and clearly marked in the core box.

•	All core intervals are cut in half using a masonry saw and one-half is sent for geochemical analysis and the other half is saved for future reference.

•	All sampling is supervised by on-site geologists in order to insure sample integrity.

Specific gravity (SG) is estimated according to standard industry procedures using one of two methods: volumetric or water submersion. SG comparisons between these methods show good correlation for average SG-values within different rock types. Over 3,600 SG measurements were taken and were included in the Esperanza sample database.

RC Sampling

ESM completed 42,124 m of RC drilling between January 2007 and June 2012. A total of 245 holes were drilled and sampled.

Two different RC sample collection methods were employed depending on whether the drilling was completed dry or wet. All holes were collared dry and adequate sample recovery was generally good to depths of around 60 m during the phase 3 drill program. In general, for phase 3 drilling, water was injected into the hole in order to improve or maintain sample recovery because the drilling conditions became more difficult as a result of varying mineralogical alteration products and rock fracturing that is commonly associated with the gold skarn zones. The use of a compressor booster for phases 4 and 5 drill programs allowed for all holes to be drilled dry with very good recoveries. All RC holes were sampled continuously at 1.5-m intervals. Each interval was split in half using an adjustable riffle splitter resulting in duplicate samples for each interval. One sample was sent to the primary laboratory for analysis and the other was transferred to a secure storage building. After each run, the riffle splitter and trays were cleaned with water and air to prevent any contamination of samples. Chips were taken from the storage duplicate and placed in a chip tray for drill hole logging purposes.

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Sample protocol for RC drill holes is as follows:

•	Representative chips collected for each 1.5-m interval are placed in trays and photographed after each hole is completed.

•	A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval.

•	Sample intervals are based on 1.5m intervals.

•	All intervals are split in half resulting in two samples: one is put into storage and the other is sent for geochemical analysis.

•	All sampling is supervised by on-site geologists in order to insure sample integrity.

There is no information available regarding security of the samples handled by Teck and RCS. However, based on similar geochemical results from re-sampling of numerous trenches and outcrops by ESM that were previously sampled by Teck and RCS, there is no reason to believe that the assays are not representative of the mineralization found on the property. Both companies have a reputation for quality work and producing reliable results.

All sample preparation for geochemical analyses was done by ALS Chemex, a global mining and analytical services company. ALS Chemex maintains a stringent Quality Assurance and Quality Control (QA/QC) program that reports internal analysis of blanks, duplicates, secondary, and standard reference material data to ensure the accuracy of its results.

Samples collected by ESM are taken under the direct supervision of experienced geologists and transported to a secured storage facility until shipped to the analytical laboratory. Up until January 2006, samples were delivered by ESM personnel to Cuernavaca and shipped via freight (bus) directly to ALS Chemex’s preparation facility in Guadalajara where ALS Chemex assumed custody of the samples. In January 2006, the procedure was changed and arrangements were made for ALS Chemex or RGM to take custody of the samples at the ESM secure storage facility and transport them directly to the ALS Chemex Guadalajara preparation laboratory.

Samples collected by ESM, including channel, trench, float, soil and other types of outcrop samples, are secured in polyethylene bags with zip ties and shipped directly to ALS Chemex. Samples taken from diamond drill core follow a similar procedure except that the core is sawn in half and one half is put in a secure storage facility while the other half is shipped to ALS Chemex for analysis. Sample bags are clearly marked with the sample number on the outside of the bag and on a waterproof tag inside the bag. Assay pulps and sample reject material are temporarily stored by ALS Chemex at its preparation facilities in Guadalajara until returned to the secure storage facility at the project site.

ALS Chemex is the designated laboratory for all geochemical analysis. All samples prepared and assayed by ALS Chemex use the following procedures:

Samples are received at ALS Chemex Guadalajara sample preparation facility.

•	Samples are logged into a tracking system and a bar code label is attached.

•	Samples are fine crushed to better than 70% of the sample passing 2 mm.

•	Samples are split using a riffle splitter.

•	The split is pulverized to better than 85% of the sample passing 75 microns creating two sample pulps.

•	One sample pulp is shipped to ALS Chemex, North Vancouver analytical laboratory for analysis and the second sample pulp put in storage for future reference.

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All samples were analyzed for 34 or 35 elements using conventional induced coupled plasma (ICP) and atomic emission spectrometry (AES) analysis. In addition to the standard 34/35-element suite, gold was assayed by fire assay with an atomic absorption spectrometry (AAS) finish. Over limit values for silver, copper, lead, and zinc were analyzed by ICP-AAS and for gold by fire assay with a gravimetric finish. Internal quality control measures incorporated by ALS Chemex include the insertion of standards, duplicates, and blanks (about 10% of the total samples) in each analytical run. The QC data is analyzed to make sure the reference materials and duplicate analyses are within precision and accuracy requirements.

Several secondary laboratories were used as a check for analytical results produced by ALS Chemex, including the following:

•	SGS de Mexico S.A. de C.V.

•	BSI Inspectorate de Mexico, S.A. de C.V.

•	ACME Analytical Laboratories

•	International Plasma Labs Ltd.

Modelling and Estimation

The estimation of the mineral resource at Esperanza was undertaken by Garth Kirkham of Kirkham Geosystems Ltd. The geologic model was built by the project geologist based on the lithological controls on mineralization. The sectional interpretations were digitized and extruded half-way between sections as 3-D solids. The drill hole database was re-built from the original assay certificates. The spatial continuity of gold and silver grades was assessed through a variographic analysis for which modeled parameters were utilized for grade interpolation. The ordinary kriging technique was employed to create gold and silver estimates into 10m x 10m x 5m (Z) blocks from 1.5m composites. The block model was rotated 55° clockwise. The higher grade outliers (>15 g/t Au, >200 g/t Ag) were part of the estimation process however were restricted to a 25m zone of influence. The mineral resource was classified into the measured category for all estimates within 10m of the nearest composite sample, into the indicated category for all estimates from 10m to 40m from the nearest composite sample, and into the inferred category for all estimates further than 40m from the nearest composite. .

Metallurgy

Preliminary metallurgical testing was performed on the Esperanza deposit in 2005. Based on geological logs, mineralogical observations and geochemical results it is demonstrated that there are no unusual situations in the mineralogical make-up of the mineralization that might preclude using heap leach as the processing option.

Mineral Resource

Esperanza Project – Measured & Indicated Mineral Resources [1] March 1, 2014
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
0.40	46,677	0.82	7.10	1,237,000	10,644,000

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Esperanza Project – Inferred Mineral Resources [1,2] March 1, 2014
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
0.40	3,974	0.85	8.80	109,000	1,122,000

(1)

Measured and indicated and inferred resources for the Esperanza Project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination in the March 1, 2014 resource model was based on a US$1,600 per ounce gold price and a US$24.00 per ounce silver price, average pit slope angle of 45°, estimated costs of $2.60/t mining, $4.20/t process, $0.64/t G&A, and recoveries of 65% for gold and 25% for silver. The resources were then tabulated by gold cut-off grade.

(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Qualified Person(s) Disclosure

The independent Qualified Person for the NI 43-101 compliant mineral resource estimate is Garth Kirkham P.Geo, of Kirkham Geosystems of British Columbia, working in conjunction with the Company’s exploration and operations staff.

Outlook

Exploration activities in 2014 will be focused on required work for resubmission of the Environmental Impact Assessment for the project, which includes 7,000 meters of confirmatory and condemnation drilling around the Esperanza deposit.

QUARTZ MOUNTAIN PROJECT IN OREGON, U.S.A

Project Description and Location

Location

The Quartz Mountain property is located in the Fremont-Winema national Forest, Bly Ranger District in Lake County in south-central Oregon, approximately 50 km west of Lakeview, Oregon.

Ownership

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn 100% interest in the Quartz Mountain Property in Oregon as well as the other assets in Oregon and Nevada.

Mining Concessions

The Quartz Mountain property is located in Township 38 South, Range 16 East; Township 38 South Range 17 East; Township 37 South Range 16 East and Township 37 South Range 17 East. The total area of the Quartz Mountain property is approximately 1,739 acres (704 ha)

Permits

Exploration permitting is expected to be completed in 2014.

Royalties

The Company paid $3.5 million to acquire Orsa and as part of the acquisition inherited an option agreement with Seabridge Gold Inc. (“Seabridge”) whereby the Company has the exclusive option to earn a 100% interest in the Quartz Mountain and the undivided 50% beneficial joint venture interest in the adjacent Angel’s Camp Gold Property (“Angel’s Camp”). Both properties are located in Lake County, southern Oregon on the northern extension of the Basin Range Province of Nevada. Both properties are subject to underlying royalties.

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Under the terms of the agreements, the Company made a payment of CAD$2 million to Seabridge on October 23, 2013 and is required to pay an additional CAD$3 million on completion of a compliant feasibility study and a positive production decision. A final payment of CAD$15 million or a 2% net smelter return royalty is payable on successful permitting of the project.

Environmental Liabilities

The Company is setting up for exploration work programs that will occur in 2014, and it will abide by all Federal and Oregon State environmental regulations and laws, and follows all recognized environmental preventive procedures associated with normal operation of exploration projects, and operates within environmental standards typical of Canadian mining companies. The Company is not aware of any environmental liabilities currently outstanding related to the properties.

Social Issues

The Company has a comprehensive Sustainability Policy that includes a community relations component. As exploration work commences, routine communications with various stakeholder groups will be established, including local communities, local government representatives, State (Oregon) and Federal government agencies. Discussions at the Federal level are also normal practice as the projects progress through exploration toward development and eventual production. The Company intends to provide significant socio-economic benefits to the region, including through employment of local residents in Oregon, potential infrastructure investment and support, purchasing of goods from local businesses and hiring of local contractors.

Access, Climate, Communication, Power

Access is gained by turning off the Lakeview - Klamath Falls Highway (US Highway 140) at the Quartz Mountain summit onto Forest Service Development Road (“FSDR”) 366. This point is approximately 50 km from Lakeview. Access to the Quartz Butte zone on the QM Property is just southeast of the FSDR 366 about 1.5 km from the turnoff. Access to the Crone Butte zone is slightly further northeast along FSDR 366 on an undeveloped forest road.

The annual precipitation averages 50 cm, most of which falls as snow between the months of October and April. The average annual temperature is about 8o C, with a historic range from minus 34o C to 43o C. Typically, up to 2 m of winter snow pack accumulates between December and February.

The area around the Properties contains ample water sources and adequate room for all site facilities. Development studies completed by previous owners have identified potential locations for site operating facilities on both federal lands and adjacent fee lands. Local labour is available in Lakeview, Oregon (50 km) and Klamath Falls, Oregon (100 km). A low-voltage power line that parallels Highway 140 may provide sufficient power for production. The area is used by local ranchers for seasonal cattle grazing. Logging operations are active in the area.

History

Quartz Mountains was known to contain gold dating back to the 1890’s, with sporadic artisanal mining occurring over the years, especially in the area of Crone Hill and Quartz Butte. Small amounts of gold were reportedly recovered from two 24 meter shafts, which have since caved in. Starting in the mid-1900’s, several companies began to show interest in the claim areas with a renewed interest in mercury. In 1985, Wavecrest Resources Ltd. secured the property and began an aggressive exploration campaign.

From 1986 to 2001, the Quartz Mountain property entered into joint ventures with various companies including Galactic Resources Ltd, Pegasus Gold Corporation and Newmont Exploration Ltd. In 2001 Seabridge Gold Inc. acquired the Quartz Mountain property.

On September 13, 2013, the Company completed the acquisition of Orsa, which owns the right to earn a 100% interest in Quartz Mountain as well as other assets in Oregon and Nevada. The Company paid $3.5 million to acquire Orsa. As a result of the acquisition Alamos inherited a 2011 option agreement between Orsa and Seabridge whereby the Company has the exclusive option to earn a 100% interest in Quartz Mountain and the undivided 50% beneficial joint venture

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interest in the adjacent Angel’s Camp Gold Property. Under the terms of the agreements, the Company made a payment of CAD$2 million to Seabridge on October 23, 2013 and is required to pay an additional CAD$3 million on completion of a compliant feasibility study and a positive production decision. A final payment of CAD$15 million or a 2% net smelter return royalty is payable on successful permitting of the project.

Geological Setting

Rhyolitic domes make up the central features of the volcanic stratigraphy (Figures 7-2, 7-3) and are characterized by glassy tops. These dome complexes typically have contacts that taper downward into circular intrusive vents. The vents are usually less than 300 m in diameter and are thought to have locally controlled the emplacement of several eruptive units. Textures of the rhyolite domes are variable, recording both intrusive and extrusive events, no doubt related to their shallow depth of emplacement in the crust.

Volcanic country rocks generally have flat-lying to moderate dips and form flow units that are typically 15 to 60 m in thickness and up to 900 m in strike length. The generally well-ordered volcanic stratigraphy contains primarily heterolithic tuff and various breccia units. Units mapped as heterolithic tuff or breccia may include proximal ejecta derived from eruptions of the silicic dome rocks, poorly sorted detritus from other sources or a combination of both. These aprons of heterolithic tuff beds around the dome complexes thin outward to interfinger with the regional basalt flows.

The basalt units are fine to medium-grained, high-alumina basalts. These rock units are generally older than both the heterolithic tuff and breccia or the rhyolite dome complexes; however, as part of the bimodal volcanic suite, basalt eruptions are co-magmatic with these rocks and are locally intercalated and postdate the dome complexes. Basalt units can be vesicular, scoriaceous or dense porphyritic rocks. Distinct flow units have been recognized in the basalts marked by brecciated and vesicular flow tops and bases with a densely welded central portion of porphyritic basalt.

Engineering and Development Work

Mineralization

Hydrothermal alteration in the district is characterized by acid leaching of the host rocks and subsequent precipitation of quartz in the gold zones. Acid alteration as manifested by advanced argillic alteration is more typical of the upper mercury-bearing part of the dome complexes. The remaining alteration consists of an overprint of silica alteration on argillized rhyolite and propylitically altered basaltic country rock. Fault zones and veins within the system are numerous and contain textural evidence of episodic boiling within fractures.

Gold mineralization occurs with silicification and quartz veining in:

•	hot springs sinters and vent breccias;

•	stockworks and hydrothermal breccias within volcanic vents and along intrusive;

•	stratigraphic contacts;

•	stratabound zones of replacement mineralization occupying select lapilli tuffs and basaltic; and

•	agglomerate horizons.

Structural ground preparation along with primary porosity and permeability are the ore controls evident in all three cases.

The gold mineralization on the Properties is generally concealed by overburden or barren rock. Both areas display conspicuous surface geochemical anomalies that are characteristic of a volcanic-hosted gold system. These geochemical anomalies include arsenic, antimony, mercury, gold, and silver.

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The Quartz Butte and Crone Hill deposits host both mercury and gold concentrations. The gold and mercury occurrences are believed to be genetically related, but they are spatially separate. The roots of the mercury zones are separated from zones of significant gold content by 25 to 45 m of essentially barren rock. The mercury occurrences are vapour-phase deposits formed in the upper portions of fossil hot spring systems. Significant concentrations of mercury are found only within this acid-leached portion of the mineral system and not within the gold-bearing portion of the system.

Drilling statistics for project-to-date are presented below

Crone Hill Drilling

Driling Within Area
Drill Type	Number	Footage	% of Footage
Reverse Circulation	418	141,030	89%
Diamond Core	33	12,583	8%
Rotary	40	5,150	3%
Total	491	158,763	100%

Quartz Butte Drilling

Driling Within Area
Drill Type	Number	Footage	% of Footage
Reverse Circulation	141	74,710	82%
Diamond Core	19	12,141	13%
Unknown	8	2,345	3%
Rotary	7	1,802	2%
Total	175	90,998	100%

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody

The 2004 drill samples were submitted to ALS Chemex Labs (“ALS”) in Reno, Nevada where they were analyzed for gold and silver using ALS’s Au-AA26 fire assay and AAS method with 50 g nominal sample weight. Samples were also analyzed for trace elements using the ME-ICP41, 34 element aqua regia acid digestion and ICP-AES. Sample preparation and gold and silver analyses were carried out in the ALS laboratory in Reno. All other analyses were performed by ALS in Vancouver, BC. ALS is an ISO certified laboratory and is independent from Seabridge and Orsa.

None of ALS’s QC/QA results were reported to Quincy. All drill holes were surveyed by digital camera approximately every 100 feet of advance by Quincy staff.

Adequate sample preparation, security and analytical procedures were used during the 2004 exploration program. However, the failure to insert blank, duplicate, and standard core samples during the core sampling process was inconsistent with a suitable quality assurance and quality control (QA/QC) process.

The 2009/2010 samples were also submitted to ALS of Reno, Nevada, where they were analyzed for gold and silver using the ALS Au-AA23 fire assay and AAS method with 30 g nominal sample weight. Silver was analysed by aqua regia digestion with ICP-AES or AAS finish (Ag-OG46). None of ALS’s QC/QA results were reported to Predator. Duplicate field samples were inserted, comprising RC cuttings or sawn  1⁄4 core. Blanks and at least five different standards were also inserted into the sample stream. The quality control program shows no evidence of significant contamination or analytical error. The analytical results of the drill program are acceptable for use in the inferred resource calculation.

In 2013, upon acquiring Orsa Minerals, the Company initiated its own QAQC data verification process of the existing Orsa data. JDS Energy & Mining Inc. was tasked with validating the electronic assay certificates with the hard-copy assay certificates. Errors and discrepancies were identified within the assay certificates and the appropriate modifications were applied to the Quartz Mountain drill hole database.

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Modelling and Estimation

Twenty-foot-long drillhole composites were used to estimate gold and silver grades into 25ft x 25ft x 20ft blocks using a multiple-pass inverse distance cubed estimator. High-grade outlier assays were cut prior to compositing and outlier restriction of higher grades was implemented for the grade estimation runs. Gold domains with unique search ellipse orientations were used to constrain the estimate of block grades.

Metallurgy

Once permitting is complete for the Quartz Mountain property, metallurgical testing will begin.

Mineral Resource

	Crone Hill Project – Inferred Mineral Resources [1,2] December 31, 2013
	Cut-off	Tonnes	Grade	Contained
	(g/t Au)	(000s)	(g/t Au)	Ounces Au
oxide	0.21	42,044	0.62	834,000
sulphide	0.58	37,486	1.03	1,240,000
total	-	79,530	0.81	2,074,000

	Quartz Butte Project – Inferred Mineral Resources [1,2] December 31, 2013
	Cut-off	Tonnes	Grade	Contained
	(g/t Au)	(000s)	(g/t Au)	Ounces Au
oxide	0.21	22,104	0.65	463,000
sulphide	0.58	8,814	1.10	311,000
total	-	30,918	0.78	774,000

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	Crone Hill+Quartz Butte Projects – Inferred Mineral Resources [1,2] December 31, 2013
	Cut-off	Tonnes	Grade	Contained
	(g/t Au)	(000s)	(g/t Au)	Ounces Au
oxide	0.21	64,148	0.63	1,297,000
sulphide	0.58	46,300	1.04	1.551,000
total	-	110,448	0.80	2,848,000

(1)

Inferred resources for the Quartz Mountain project are pit-constrained, using a $1,500 per ounce gold price and a $30 per ounce silver price, an average pit slope angle of 45°, estimated costs of $2.50/t mining, $3.00/t processing in oxide and $17.50/t processing in sulphide, and oxide recoveries of 65% for gold and 10% for silver, and sulphide recoveries of 80% for gold and 30% for silver.

(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Qualified Person(s) Disclosure

The independent Qualified Person for the NI 43-101 compliant mineral resource estimate is Michael Lechner, P.Geo., from Resource Modeling Inc. Exploration programs at Quartz Mountain are directed by Bruno Barde, P.Geo., B.Sc., M.Sc. Geology, Alamos’ Exploration Manager – U.S.A., a Qualified Person as defined by NI 43-101.

Outlook

The focus in 2014 for the Quartz Mountain property will be to finalize exploration permitting. Exploration activities will be largely focused on infill, confirmatory drilling of the existing mineral resource in addition to a small regional reconnaissance program on the relatively unexplored land package around the Quartz Mountain deposit and adjacent properties. In 2014, the Company plans to complete a minimum of 16,000 meters of drilling.

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DIVIDENDS

On February 24, 2012, the Company announced that it had increased its semi-annual dividend to $0.10 per share on, payable on April 30, 2014 to shareholders of record on April 13, 2014. This represents a 233% increase since the first semi-annual dividend was declared in the first quarter of 2010. In 2013, the Company paid a total of $25.5 million in dividends.

Dividends	Year ended Dec 31, 2013	Year ended Dec 31, 2012	Year ended Dec 31, 2011

Declared and Paid	25,519,000	24,023,000	14,114,000
Weighted Average number of common shares outstanding	127,340,000	119,861,000	117,375,000
Dividend per share	$0.20	$0.20	$0.12

Payment of any future dividends will be at the discretion of the Company’s Board of Directors, after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs. Subject to the provisions of the BCBCA, the Board of Directors of the Company may declare dividends payable to the Company’s shareholders according to their respective rights and interest in the Company. Dividends may be paid in money or property or by issuing fully paid common shares of the Company.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized capital consists of one class of common shares without par value (the “common shares”). The Company is authorized to issue an unlimited number of common shares. Each common share is entitled to one vote. As at December 31, 2013, a total of 127,708,988 common shares were issued and outstanding. As at March 31, 2014, a total of 127,357,488 common shares were issued and outstanding.

All of the Company’s common shares are of the same class and rank equally as to voting rights, dividends and participation in assets of the Company on wind-up or dissolution. There are no pre-emptive rights or conversion rights, and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, however the Company’s Articles provide that the Company may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution and subject to the BCBCA. Provisions as to creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA.

Share Purchase Warrants

On August 30, 2013, the Company completed the acquisition of Esperanza. In conjunction with the acquisition, the Company issued an aggregate of 7.2 million share purchase warrants in total consideration for acquiring Esperanza. The share purchase warrants have a strike price of CAD$29.48 and a term of five years, expiring August 30, 2018.

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MARKET FOR SECURITIES

The Company’s common shares are listed on the TSX under the ticker symbol “AGI”. On February 13, 2013, the Company common shares began trading on the NYSE also under the ticker symbol “AGI”. In addition, the Company has 7.2 million share purchase warrants outstanding and traded on the TSX under the ticker symbol “AGI.WT”.

Trading Price and Volume

The following table sets out the monthly low and high trading prices and the monthly volume of trading of the common shares of the Company on the TSX for the financial year ended December 31, 2013:

2013	Low ($CAD)	High ($CAD)	Volume
January	14.69	17.84	12,106,730
February	13.50	15.53	7,580,440
March	13.76	14.98	12,160,480
April	10.48	14.07	14,000,930
May	13.44	15.11	10,742,830
June	11.31	15.08	10,735,810
July	12.59	15.58	11,311,440
August	14.02	17.52	16,406,770
September	15.24	17.48	16,555,580
October	14.64	16.86	11,625,190
November	12.98	15.72	10,339,750
December	12.12	13.01	8,615,880

The following table sets out the monthly low and high trading prices and the monthly volume of trading of the common shares of the Company on the NYSE for the financial year ended December 31, 2013:

2013	Low	High	Volume
January	N/A	N/A	N/A
February	13.20	15.56	250,510
March	13.39	14.63	456,280
April	10.23	13.92	955,380
May	13.01	14.65	962,950
June	10.75	14.64	1,141,200
July	11.95	15.19	1,597,250
August	13.53	16.87	2,050,210
September	14.80	16.99	12,729,870
October	14.15	16.15	5,683,900
November	12.27	15.08	3,876,030
December	11.41	12.18	6,912,320

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The following table sets out the monthly low and high trading prices and the monthly volume of trading of the common share purchase warrants of the Company on the TSX for the financial year ended December 31, 2013:

2013	Low ($CAD)	High ($CAD)	Volume
January	N/A	N/A	N/A
February	N/A	N/A	N/A
March	N/A	N/A	N/A
April	N/A	N/A	N/A
May	N/A	N/A	N/A
June	N/A	N/A	N/A
July	N/A	N/A	N/A
August	N/A	N/A	N/A
September	2.35	3.25	157,001
October	2.15	2.85	353,308
November	1.35	2.30	221,381
December	1.07	1.34	288,955

PRIOR SALES

The following table summarizes the number and price at which stock options and common share purchase warrants were issued during the most recently completed financial year ending December 31, 2013. A total of 857,200 stock options were issued in 2013 at an average exercise price of CAD$15.10; 396,450 restricted share units at an average price of CAD$15.15, and 42,085 deferred share units at an average price of CAD$15.08:

Date	Type of Security	Price per Security (CAD$)	Number of Securities

January 22, 2013	Options	15.57	85,000

February 1, 2013	Options	15.42	125,000

March 1, 2013	Options	14.56	125,000

June 6, 2013	Options	15.08	522,200

June 6, 2013	Restricted Share Units	15.08	383,800

June 6, 2013	Deferred Share Units	15.08	41,800

August 30, 2013	Share Purchase Warrants	29.48	7,167,866

September 5, 2013	Restricted Share Units	17.85	10,000

October 15, 2013	Deferred Share Units	15.27	284

October 15, 2013	Restricted Share Units	15.27	2,630

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DIRECTORS AND OFFICERS

The name, province or state and country of residence, positions held within the Company and principal occupation of each director and executive officer of the Company during the five preceding years from the date of this AIF are as follows:

NAME, POSITION PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATIONS DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR

JOHN A. McCLUSKEY(5) President, Chief Executive Officer and Director Ontario, Canada	Chief Executive Officer, President and Director of the Company.	Since February 21, 2003

MARK WAYNE(2) (4) Chairman, Director Alberta, Canada

Vice-President of MGI Securities Inc. since January 2005 and Chief Financial Officer and Director of Regulus Resources Inc. since December 2010. Prior thereto, Chief Financial Officer and Director of Antares Minerals Inc. from July 2004 to December 2010 and Chief Financial Officer and Director of Stem Cell Therapeutics from October 2004 to August 2010. Director of Castle Mountain Mining Co. Ltd., Karnalyte Resources Inc., Tanqueray Exploration Ltd. and AltaFund Investment Corporation.

Since May 24, 2005

KENNETH STOWE(3) (4) (5) Director Ontario, Canada	Director of HudBay Minerals since 2010. President and Chief Executive Officer of Northgate Minerals from September 1999 to July 2011.	Since September 26, 2011

ANTHONY GARSON(2) (3) (5) Director Ontario, Canada	Consultant of several mining companies. Director of Argex Titanium Inc., St. George’s Platinum, Base Metals Inc. and Excalibur Resources Ltd.	Since June 7, 2010

DAVID GOWER (3) Director Ontario, Canada

Principal, Gower Exploration Consulting Inc. President of Brazil Potash Corporation which is a private company since 2009, Previously President and CEO of Castillian Resources Corporation from 2006-2010 and CEO of Apogee Silver 2007-2012. Director of Coastal Gold, Apogee Silver, Aguia Resources and Emerita Resources.

Since May 19, 2009

PAUL MURPHY (2) Director Ontario, Canada

Chief Financial Officer and Executive Vice-President, Guyana Goldfields since April 2010 and Chief Financial Officer of Guyana Precious Metals since May 2012. Director of Continental Gold Ltd. and Director of Century Iron Mines Corporation. Prior thereto, Partner and National Mining Leader, PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner, PricewaterhouseCoopers LLP since 1981.

Since February 19, 2009

DAVID FLECK Director Ontario, Canada	Senior Vice President of Delaney Capital Management. President and Chief Executive Officer of Macquarie Capital Markets Canada from 2011-2013. President of Mapleridge Capital Corp from 2009-2011.	Since February 25, 2014

JAMES R. PORTER Chief Financial Officer Ontario, Canada

Chief Financial Officer (“CFO”) of the Company from June 2011 to present. Vice-President of Finance of the Company from July 2008 to June 2011. Controller of the Company from October 2005 to July 2008.

N/A

MANLEY R. GUARDUCCI Chief Operating Officer British Columbia, Canada	Vice-President and Chief Operating Officer of the Company from May 2008 to present; Mine Manager of the Company from April 2007 to May 2008.	N/A

GREGORY FISHER Vice-President Finance Ontario, Canada	Vice-President of Finance of the Company from June 2011 to present; Controller of the Company from April 2010 to June 2011. Prior thereto, Senior Manager, KPMG from September 2002 to March 2010.	N/A

CHARLES TARNOCAI Vice-President, Corporate Development British Columbia, Canada	Vice-President of Corporate Development of the Company from February 2013 to present. Prior thereto, Vice-President of Corporate Development and Exploration of the Company.	N/A

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NAME, POSITION PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATIONS DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR

CHRISTINE BARWELL Vice-President, Human Resources Ontario, Canada

Vice-President of Human Resources of the Company from April 2010 to present. Prior thereto, Manager, International Assignments, Kinross Gold from September 2009 to April 2010, Senior Manager, Global Mobility, PricewaterhouseCoopers LLP from January 1999 to August 2009.

N/A

MATTHEW HOWORTH Vice-President, Legal and Corporate Secretary Ontario, Canada

Vice-President, Legal and Corporate Secretary of the Company since March 2012. Prior thereto, Vice President, General Counsel and Corporate Secretary of Northgate Minerals Corporation from 2008 to 2012.

N/A

ANDREW CORMIER Vice-President, Development and Construction Ontario, Canada

Vice-President of Development and Construction of the Company since February 2013. Prior thereto, Project Manager of Aurico Gold Inc. and, prior to its acquisition by Aurico Gold Inc., Northgate Minerals Corporation.

N/A

JASON DUNNING Vice-President, Exploration Ontario, Canada	Vice-President of Exploration of the Company since February 2013. Prior thereto, Vice-President, Exploration of Selwyn Resources Ltd. from July 2008 to February 2013.	N/A

(1)

The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)	Denotes member of Audit Committee. Mr. Murphy is the chairman of this Committee.
(3)	Denotes member of Compensation Committee. Mr. Gower is the chairman of this Committee.
(4)	Denotes member of Corporate Governance Committee. Mr. Wayne is the chairman of this Committee.
(5)	Denotes member of the Technical and Sustainability Committee. Mr. Stowe is the chairman of this Committee.

The term of office of each of the current directors expires at the next annual general meeting of shareholders of the Company.

As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 710,909 common shares, directly or indirectly, representing approximately 0.6% of the issued and outstanding common shares of the Company.

Cease Trade Orders or Bankruptcies

Except as described below, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

1.

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

2.

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

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1.

is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

2.

has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

In February 2009, Railpower Technologies Corporation filed for bankruptcy. Mr. Mark Wayne had ceased to be a director of that company in June 2008.

In October of 2013, Fire River Gold entered into a compromise with its creditors after defaulting on its lending facility. Mr. Ken Stowe had ceased to be a director of that company in March of 2013.

Penalties or Sanctions

No director or executive officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations with other public companies in the resource sector may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contract or transaction, and either the director or officer has a material interest in the contract or transaction or the director or officer is a director or officer of, or has a material interest in, a corporation that has a material interest in the contract or transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

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AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), the Company is required to have an Audit Committee. The Company must also, pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), have a written charter that sets out the duties and responsibilities of its audit committee. The Company’s audit committee charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The Audit Committee, at the present time, is comprised of Paul Murphy (Chair), Mark Wayne and Anthony Garson. Each member is financially literate and all members of the Audit Committee are independent directors.

Relevant Education and Experience

Mr. Murphy is a Chartered Accountant and former Partner at a national accounting firm, PricewaterhouseCoopers LLP. Mr. Wayne is a Chartered Financial Analyst and has served as Chief Financial Officer of several public companies, including currently Regulus Resources Inc. Mr. Garson is a former equities analyst. In these positions, each member has been responsible for reviewing financial information and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results. Each member has a significant understanding of the mineral exploration and mining business in which the Company is engaged in and has an appreciation for the relevant accounting principles for this business.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of National Instrument 52-110 – Audit Committees (“NI 52-110”).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services that require the auditors to submit to the committee a proposal for services to be provided and cost estimate for approval.

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External Auditor Service Fees (By Category)

Fiscal Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2013	$545,750	$274,050	$82,000	$-
2012	$345,500	$-	$104,500	$2,500
(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons has since January 1, 2010 (being the commencement of the Company’s third most recently completed financial year) any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent, Computershare Trust Company of Canada, is located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its Toronto affiliate is located at 66 Wellington Street West, Suite 5210, PO Box 240, TD Centre, Toronto, Ontario M5K 1J3.

LEGAL PROCEEDINGS

In August of 2013, the Company received approval from the Turkish Government of its EIA report for Kirazli. However, a subsequent injunction order issued by the Administrative Court in Canakkale in January of 2014 has the effect of temporarily revoking the EIA approval for Kirazli. The basis for the Court’s decision was the EIA’s lack of assessment of cumulative impacts of the proposed project together with other potential future projects in the region. The Company is in the process of contesting the Court ruling on the basis that there was no regulatory basis for this requirement at the time the Company’s EIA application was filed, nor approved. Alamos expects that the Administrative Court in Canakkale will issue its decision on the underlying lawsuit in the second or third quarter of 2014. In the interim, the Company is also preparing a revised EIA for Kirazli to include the cumulative impact assessment now required by the new environmental regulation, which it expects to complete in the second or third quarter of 2014. Construction activities are expected to take up to 18 months once the EIAs are approved and requisite permits received. Given the continuing delay in receipt of key permits, the Company has curtailed spending significantly in Turkey. A full development budget for Kirazli and Agi Dagi will be re-initiated once all required approvals and permits are received.

As at March 31, 2014, there are no material legal proceedings to which the Company is a party.

MATERIAL CONTRACTS

In December 2013, the Company entered into a mining services agreement with Grupo Desarrollo Infraestructura S.A de C.V (“GDI”), expiring in December 2020, pursuant to which GDI will perform essentially all of the open-pit mining operations at the Mulatos Mine, at a cost of approximately $210 million over the term of the contract (based on current pricing). The contract includes a cost escalation formula every six months based on standard indices. Otherwise, except for contracts entered into in the ordinary course of business or as described in this AIF, the Company has not entered into any other material contracts during the most recently completed financial year.

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INTERESTS OF EXPERTS

Ernst & Young LLP prepared an audit report with respect to the Company’s financial statements for the years ended December 31, 2013 and 2012. Ernst & Young LLP also prepared an audit report with respect to the Company’s internal control over financial reporting as at December 31, 2013.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for the most recent fiscal year.

Additional information, including director and officer remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular dated May 1, 2013 for its Annual and General meeting of shareholders which was held on June 6, 2013.

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SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Organization

This charter governs the operations of the Audit Committee (the “Committee”) of Alamos Gold Inc. (the “Company”). The purpose, composition, responsibilities, and authority of the Committee are set out in this Charter.

This Charter and the Articles of the Company and such other procedures, not inconsistent therewith, as the Committee may adopt from time to time, shall govern the meetings and procedures of the Committee.

Purpose

The Committee shall provide assistance to the Board of Directors of the Company (the “Board”) in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to:

1.	the integrity of the Company’s financial statements;

2.	the financial reporting process;

3.	the systems of internal accounting and financial controls;

4.	risk management;

5.	the performance of the Company’s internal audit function (if applicable) and independent auditors;

6.	the independent auditors’ qualifications and independence; and

7.	the Company’s compliance with ethics policies and legal and regulatory requirements.

Composition

The Committee shall be composed of at least three directors of the Company (the “Members”), each of whom is “independent” as defined in National Instrument 52-110 Audit Committees or any successor policy.

All Members shall be “financially literate” as defined in National Instrument 52-110 Audit Committees or any successor policy.

Members shall be appointed by the Board and shall serve until they resign, cease to be a director, or are removed or replaced by the Board.

The Board shall designate one of the Members as chair of the Committee (the “Chair”).

The Members shall appoint, from among their number, a secretary of the Committee (the “Secretary”).

Authority

The Committee is authorized to carry out its responsibilities as set out in this Charter, and to make recommendations to the Board arising therefrom.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage, and to set and pay the compensation of, independent accountants, legal counsel and other advisers as it determines necessary to carry out its duties.

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The Committee may also communicate directly with the auditors, legal and other advisors, management and employees of the Company to carry out its responsibilities and duties set out in this Charter.

The Company shall pay directly or reimburse the Committee for the expenses incurred by the Committee in carrying out its responsibilities.

Responsibilities

The primary responsibility of the Committee is to oversee the Company’s financial reporting process on behalf of the Board and report the results of their activities to the Board. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behaviour. The following shall be the principal direct responsibilities of the Committee:

1.

Appointment and termination (subject, if applicable, to shareholder ratification), compensation, and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting. The Committee shall arrange for the independent auditors to report directly to the Committee.

2.

Pre-approve all audit and non-audit services provided by the independent auditors and not engage the independent auditors to perform the specific non-audit services prohibited by law or regulation. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

3.	At least annually, obtain and review a report by the independent auditors describing:

(a)	The firm’s internal quality control procedures.

(b)

Any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

(c)	All relationships between the independent auditor and the Company (to assess the auditor’s independence).

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4.

Establish clear hiring policies for employees, partners, former employees and former partners of the current and former independent auditors of the Company that meet the requirements of applicable securities laws and stock exchange rules.

5.

Discuss with the auditors, the overall scope and plans for audits of the Company’s financial statements, including the adequacy of staffing and compensation. Ensure there is rotation of the audit partner having primary responsibility for the independent audit of the Company at such intervals as may be required.

6.

Discuss with management and the auditors the adequacy and effectiveness of the accounting and financial controls, including the Company’s policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs (e.g. Company’s Code of Business Conduct and Ethics).

7.

Periodically meet separately with management and the auditors to discuss issues and concerns warranting Committee attention. The Committee shall provide sufficient opportunity for the auditors to meet privately with the members of the Committee. The Committee shall review with the auditor any audit problems or difficulties and management’s response.

The processes set forth represent a guide with the understanding that the Committee may supplement them as appropriate.

Specifically Delegated Duties

For purposes of this Charter, specific accounting, financial and treasury related duties delegated to the Committee by the Company’s Board of Directors include:

Accounting and Financial

1.

Receive regular reports from the independent auditor on the critical policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

2.

Where applicable, review management’s assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditor’s report on management’s assertion.

3.	Review and discuss annual and interim earnings press releases before the Company publicly discloses this information.

4.

Review and approve the interim quarterly unaudited financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations with management and, where applicable, the independent auditors prior to the filing of the Company’s Quarterly Report or their inclusion in any filing with regulatory authorities. Also, the Committee shall discuss the results of the quarterly review, if any, and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of this review.

5.

Review with management and the independent auditors the financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company’s Annual Report to shareholders and any other filing with regulatory authorities, including their judgment about the quality, not just the acceptability of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

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6.

The Committee shall discuss any matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards and shall specifically review with the independent auditors, upon completion of their audit:

(a)	the contents of their report;

(b)	the scope and quality of the audit work performed;

(c)	the adequacy of the Company’s financial and auditing personnel;

(d)	co-operation received from the Company’s personnel during the audit;

(e)	significant transactions outside of the normal business of the Company; and

(f)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems.

7.	Establish procedures for the review of the public disclosure of financial information extracted from the financial statements of the Company.

8.

Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Treasury Related

1.

Monitor and review risk management strategies as they pertain to the Company’s general insurance programs, and foreign exchange and commodity hedging programs, and make recommendations to the Board with respect to such strategies.

2.	Approve investment policies and appoint investment managers, where appropriate, for the Company’s retirement and other funded benefit plans.

3.	Perform such other duties in respect of financial matters as, in the opinion of the Board, should be performed by the Committee.

Meetings and Proceedings

The Committee shall meet as frequently as required, but not less than four times each year. Any Member or the independent auditors of the Company may call a meeting of the Committee.

The agenda of each meeting of the Committee will include input from the independent auditors, directors, officers and employees of the Company as appropriate. Meetings will include presentations by management, or professional advisers and consultants when appropriate, and will allow sufficient time to permit a full and open discussion of agenda items.

Unless waived by all Members, a notice of each meeting of the Committee confirming the date, time, place, and agenda of the meeting, together with any supporting materials, shall be forwarded to each Member and the independent auditors of the Company at least three days before the date of the meeting.

The independent auditors of the Company are entitled to attend and be heard at every meeting of the Committee at the expense of the Company.

The quorum for each meeting of the Committee is a majority of the Members. The Chair of the Committee shall chair each meeting. In the absence of the Chair, the other Members may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

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The Chair of the Committee or his delegate shall report to the Board following each meeting of the Committee.

The Secretary or his delegate shall keep minutes of all meetings of the Committee, including all resolutions passed by the Committee. Minutes of meetings shall be distributed to the Members and the other directors of the Company after preliminary approval thereof by the Chair of the Committee.

The Committee shall meet regularly alone to facilitate full communication.

Self-Assessment

The Committee and the Board shall annually assess the effectiveness of the Committee with a view to ensuring that the performance of the Committee accords with best practices.

The Committee shall review and reassess this Charter at least annually and obtain the approval of the Company’s Board for any changes.

Responsibilities of Chair

The Chair of the Committee shall provide leadership to the Committee to enhance the Committee’s effectiveness and ensure adherence to this Charter.

The Chair of the Committee is responsible for managing the Committee, including:

(a)	chairing all meetings of the Committee in a manner that promotes meaningful discussion;

(b)

preparing or providing direction to management to prepare an appropriate agenda for Committee meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

(c)	adopting procedures to ensure that the Committee can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings; and

(d)	ensuring meetings are appropriate in terms of frequency, length and content.

This Charter amends, restates, replaces and supersedes the Audit Committee Charter of the Company adopted by the Board on April 28, 2003.

Adopted by the Board of the Company effective December 9, 2008.

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